
05006786

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Assa Abloy

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34735 FISCAL YEAR 12-31-04

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DAT : 3/24/05

ASSA ABLOY

Annual Report 2004



Security, safety and convenience

2004 in brief

- *Sales increased to SEK 25,526 M (24,080) with organic growth of 5 percent. Exchange-rate effects had a negative impact of SEK 982 M.*
- *Operating income before goodwill amortization (EBITA) amounted to SEK 3,748 M (3,352) – an increase of 12 percent.*
- *Earnings per share after tax and full conversion amounted to SEK 4.05 (3.31) – an increase of 22 percent.*
- *Operating cash flow increased to SEK 3,439 M (3,265).*
- *The two-year Leverage & Growth action program is progressing well, with a long series of specific activities. Annual savings are expected to reach SEK 450 M during the second half of 2005.*
- *During 2004 ASSA ABLOY reviewed the Group's strategies, which can be summarized in three main themes: increasing growth in the current core business, expanding into new markets and new segments, and reducing the cost base.*

Contents

ASSA ABLOY in brief

ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. With over 100 companies in more than 40 countries, and a world market share of around 10 percent, the Group is the strongest global player in the locking industry.

The Group operates in all major regions – both mature and developing markets – and enjoys market-leading positions in large parts of Europe and North America and in Australia. In the fast growing area of electromechanical locking solutions, the Group holds leading positions in Identification, Automatic Doors and Hotel Security.

Since its formation in 1994, ASSA ABLOY has developed from a regional company with 4,700 employees to a global Group of companies with 29,000 employees and sales of SEK 25.5 billion.

As the world's leading lock Group, ASSA ABLOY offers a more complete range of products than any other company on the market.

Americas


SALES
share of
Group total, %
32
EBITA
share of
Group total, %
36

ASSA ABLOY's Americas division comprises companies in North, Central and South America. The division is the Group's second-largest, accounting for 32 percent of total sales. During the year it achieved organic growth of 6 percent and an EBITA margin of 17.6 percent. Americas division has 22 production units, 12 sales companies and 9,800 employees. The main markets are the USA, Canada and Mexico. Some of the division's leading companies are Corbin Russwin, Curries, Emtek, Phillips and Sargent.

EMEA


SALES
share of
Group total, %
42
EBITA
share of
Group total, %
41

ASSA ABLOY's EMEA division comprises all companies in Europe, the Middle East and Africa. EMEA is the Group's largest division, accounting for 42 percent of total sales. During the year it achieved organic growth of 3 percent and an EBITA margin of 15.0 percent. EMEA has 42 production units, 30 sales companies and 12,800 employees. The largest markets are Scandinavia and France, and some of the division's leading companies are Abloy, Assa, Tesa and Vachette.


Edgar Velardo, Emtek, USA


Kerstin Pipo, Ikon, Germany


Camille Smith, Sargent, USA

Global Technologies


SALES
share of
Group total, %
19
EBITA
share of
Group total, %
16

ASSA ABLOY's Global Technologies division is the Group's worldwide organization dedicated to high-technology products and services. The division accounts for 19 percent of the Group's sales and has 2,900 employees. During the year it achieved organic growth of 5 percent and an EBITA margin of 13.0 percent. Global Technologies comprises three business areas:

- The **Identification Technology Group (ITG)**, which accounts for 42 percent of Global Technologies' sales. ITG's products consist of various types of identification technology for access control, Radio Frequency Identification (RFID) and smart cards. The products are sold under well-known brand names such as HID, Indala, Sokymat and ACG.
- **Automatic Doors**, which accounts for 40 percent of Global Technologies' sales. This business area consists of Besam, which is the world's leading supplier of automatic door solutions.
- **ASSA ABLOY Hospitality**, which accounts for 18 percent of Global Technologies' sales. This business area produces hotel locks and security systems and sells chiefly to hotels and cruise ships. Its two leading companies and brands are VingCard and Elsafe.



Asia Pacific


SALES
share of
Group total, %
7
EBITA
share of
Group total, %
7

ASSA ABLOY's Asia Pacific division comprises companies in Australia, New Zealand, China and elsewhere in Asia. Asia Pacific accounts for 7 percent of the Group's total sales and has 5 production units, 7 sales companies and 3,600 employees. During the year it achieved organic growth of 7 percent and an EBITA margin of 15.1 percent. The division's largest markets are Australia, New Zealand and China. The largest companies in the division are Lockwood in Australia, Interlock in New Zealand and Guli in China.

GROUP SALES AND EBITA


SEK M
SEK M
26,000
19,500
13,000
6,500
0
4,000
3,000
2,000
1,000
0
95 96 97 98 99 00 01 02 03 04
Sales, SEK M
EBITA, SEK M

Financials in brief

	2004	2003	Change, %
Sales, SEK M	25,526	24,080	6
of which: Organic growth			5
Acquired growth			5
Foreign exchange effects, SEK M	–982		–4
Operating income before goodwill amortization (EBITA), SEK M	3,748	3,352[2]	12
Operating margin before goodwill amortization (EBITA), %	14.7	13.9[2]	
Income before tax, SEK M	2,294	1,903[2]	21
of which, Foreign exchange effects, SEK M	–78		–4
Operating cash flow, SEK M	3,439[3]	3,265	5
Return on capital employed, %	11.8	9.6[2]	
Return on capital employed before goodwill amortization, %	16.0	13.3[2]	

Data per share (SEK/share)	2004	2003	Change, %
Earnings after tax and full conversion (EPS)	4.05	3.31[2]	22
Earnings after tax and full conversion excluding goodwill	6.66	5.89[2]	13
Cash earnings after tax and full conversion (CEPS)	9.06	8.61[2]	5
Shareholders' equity after full conversion	32.66	31.23	5
Dividend	2.60[1]	1.25	108
Number of shares after full conversion (1,000s)	378,717	370,935	

[1] Proposed dividend
[2] Excluding non-recurring items
[3] Excluding restructuring payments



CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED[4]


SEK M
%
Capital employed, SEK M
Return on capital employed, %
Return on capital employed before goodwill amortization, %

INCOME BEFORE TAX / OPERATING CASH FLOW[4]


SEK M
Income before tax, SEK M
Operating cash flow, SEK M

EARNINGS PER SHARE[4]


SEK
Earnings per share, SEK
Earnings per share excluding goodwill, SEK

[4] Data for 2001 and 2003 excludes non-recurring items

A clear strategy for better security



How many keys do you have on your keyring? The fact that we nearly always carry keys and access cards around with us demonstrates our daily need for security. And the fact that we have so many different keys on our keyring shows how fragmented the lock industry still is.

It is neither particularly secure nor convenient to carry a full keyring around. There is clearly a need for some innovative new solutions. And to be able to create and launch innovative solutions calls not just for good ideas, but also for worldwide resources in development, marketing, logistics and manufacturing.

ASSA ABLOY is the only truly global player in our industry. In the past ten years we have acquired many of the lock industry's strongest companies and built a lock Group that is world-leading in both size and vigor. But the fact that you are still carrying all those keys around on your ring shows that, despite our success, we have yet to achieve our biggest victories. We have restructured a whole industry and are now ready to take the next step, which is to change our industry – to change how companies, institutions and private individuals relate to security and to locks.

Our task now is to exploit our size, our market position and our worldwide presence to become the leader both in strength of innovation and in cost management. That, in essence, is what we are saying in the new strategy and vision that we defined and presented during 2004.

2004 was, above all, a good business year for ASSA ABLOY. We are back to good organic growth of 5 percent. The Group's operating margin has improved markedly and we are continuing to deliver strong cash flow. During the year work under our Leverage & Growth action program continued. We set out to solve a number of specific structural issues, turn round a handful of underperforming companies and work towards a long-term improvement in our organic growth. As a result of our restructuring measures efficiency has improved. We have sold two companies, and we are now expecting profitability from the companies that were not performing to the required level before. During the year we also worked hard to develop our marketing and sales operations and we are continuing with that.

A refined business strategy

In 2004 we decided to take the next step in developing our industry. We have therefore clarified and simplified our business strategies, which we have condensed into three main themes. The first theme is to increase growth in our core business by strengthening cooperation with architects, door manufacturers, suppliers of security systems and distributors all over the world. In short, to become even better at what we are already good at. The second theme is concerned with expanding in markets and in segments with higher growth. This covers three principal markets: the consumer market, where customers actively choose their own security solutions; the market for electronic access-control; and the fast-growing Chinese market, where we need to increase our presence. The third theme is to try to gain more benefit from our advantages of scale and thereby radically lower our costs. This requires greater specialization of our factories, better utilization of production capacity in low-cost countries, and continuing coordination of our purchasing.

People make the company

We are now investing more resources – both centrally and in the divisions – to develop the expertise that our employees possess. We are therefore launching a comprehensive skills development program in Human Resources, while in communications we are working to strengthen our company culture and our common values. In just ten years we have built a remarkable Group – and we must now invest in further development of our own employees, with the overall purpose of achieving our business goals and our Vision.

Our future is directed towards developing and selling security solutions – solutions that reduce the number of keys on our keyrings and that, above all, improve the security of everything that is important in our lives.

Stockholm, February 2005



Bo Dankis
President and CEO



Secure access – safe and convenient for teachers and students




File No. 82-34735

Colleges and universities Many college and university sites have a mixture of open and closed areas, in which students, teachers and other staff must all feel safe. An electronic card system allows everyone to be securely identified and given authorized access to the places they need to go.

With their high data storage capacity, fast data transfer and ability to use encryption and biometric information, cards can also be used to log on to computer networks and to make payments, for example in university cafeterias. And it is quick and easy to invalidate lost cards or restore security after a break-in.

Placing locks at the heart of every security solution

Over the last ten years ASSA ABLOY has built a world-leading lock Group and changed the structure of the locking industry. This has been achieved through acquisitions and through improving the performance of the acquired companies. The Group was formed in 1994 when Securitas and Wärtsilä merged their lock businesses. Over the last ten years ASSA ABLOY has increased its sales from SEK 3 billion to SEK 25.5 billion. At the same time the number of companies has increased to more than 100, with operations in over 40 countries.

In the light of the Group's rapid development – with acquisitions that have led to involvement in new markets and technologies – ASSA ABLOY has carried out a full, fact-based review of the Group's strategies for existing and potential markets, and of expected future developments. The work has resulted in a refined business strategy whose goal is to further strengthen the Group's position by driving organic growth and improving efficiency. ASSA ABLOY's new business strategy is more precise than before, and the Group's Vision and Business Concept have been updated in line with the strategy.

Vision

"ASSA ABLOY will be the most successful and innovative company in our markets by placing locks at the heart of security and providing safe and secure solutions that give true added value to our customers. Our solutions make people around the world feel safer and more secure, creating more freedom in their lives."

Business Concept

"ASSA ABLOY provides safe and secure solutions that are well-designed, convenient and cost-efficient. Through customer relevance and innovation, our solutions create superior value for businesses and for people at work, at home and at leisure."

Financial objectives

The primary financial objective for the ASSA ABLOY Group is that return on capital employed should exceed 20 percent. During the acquisition phase of the Group's strategy, substantial amounts of goodwill have been added, which have reduced return on capital employed. The goal is to achieve the secondary financial objectives detailed below and on the next page by 2008 at the latest.

FINANCIAL OBJECTIVES

ORGANIC GROWTH:
- About 5% a year over a business cycle

MARGIN IMPROVED TO 16–17%
- Stand-alone improvements
- Leverage Group synergies

STRONG CASH FLOW:
- The long-term positive trend in operating cash flow should be maintained

CAPITAL RATIONALIZATION:
- Inventory reductions
- Maintained capital expenditure level


20%
Return
on capital
employed

Secondary financial objectives:

- Sales should, on average, grow organically at about 5 percent a year over a business cycle.
- The EBITA margin should be improved to 16–17 percent. This should be achieved mainly by exploiting synergies within the Group.
- The long-term positive trend in ASSA ABLOY's operating cash flow should be maintained.
- Capital employed should be maintained at the present absolute level in spite of organic growth. Measures to make production more specialized will reduce capital tied up in inventory. Given the potential to increase utilization of current production capacity, capital expenditure can be maintained at today's level – below current depreciation.

Strategy

For a number of years ASSA ABLOY has followed a strategy model based on three phases of development:

1. Global platform. Build a worldwide presence and add new areas of expertise.
2. Leverage synergies and develop the Group's strength.
3. Customer value. Accelerate organic growth by creating value for customers.

ASSA ABLOY has accomplished the main objectives in the the first phase and created a global platform, although there are still areas of expertise that can be added. As regards exploiting the Group's size and advantages of scale, a major step towards correcting some structural imperfections was taken last year with the launch of the Leverage & Growth action program.

The locking industry today

The world of locks and locking solutions is changing. New players are entering the arena, both from emerging markets and from other industries. The rapid development of new technologies is impacting all parts of the industry. ASSA ABLOY's present competitors are improving their products, their quality and their sales strategies. The way people buy locks is changing and so are the various channels through which ASSA ABLOY's products are distributed. In several market segments there are trends towards providing holistic safety and security solutions rather than offering individual products. Customers are similarly shifting focus from traditional products to a comprehensive notion of safety and security.

At the same time customers' preferences are polarizing. While some are willing to pay a higher price for well-known, innovative brand names, others are satisfied with finding a low-price alternative that will meet basic security requirements. ASSA ABLOY is now well positioned to meet these market changes.

A refined business strategy

ASSA ABLOY's new strategies aim to realize the Group's Vision, fulfill the Group's Business Concept and achieve the Group's financial objectives. The refined strategy is based on three overriding themes subdivided into seven main activities, as detailed overleaf:



Americas division's new manufacturing plant in Guadalajara, Mexico.

Theme 1. Grow our core business

1. Lead the specification markets

Architects and security consultants play an important role in choosing security solutions for new construction. ASSA ABLOY's goal is to strengthen the Group's resources and ability to market high-security solutions in the specification segment.

2. Develop channels to market

A clear majority of ASSA ABLOY's sales goes through fragmented local distribution. The Group's goal is to develop existing and new channels and to influence end-users of ASSA ABLOY's products more effectively.

3. Develop the door and window OEM markets

In many geographical markets ASSA ABLOY has a low market share of the important door and window OEM markets. The Group's goal is to improve ASSA ABLOY's ability to adapt to large customers' specific requirements.

Theme 2. Expand into new markets and segments

4. Capture and develop consumer opportunities

Customers are demanding security solutions, but the consumer market is currently fragmented. ASSA ABLOY's goal is to increase the Group's presence in the consumer segment through all channels and to offer integrated solutions that meet customers' needs for safety and security.

5. Grow electromechanical door solutions

The electromechanical door solutions segment is showing rapid growth. ASSA ABLOY's goal is to increase market shares and lower costs by developing Standards, adapting wireless and similar technologies for use with locks, and leveraging the Group's worldwide strength. Efforts will also be made to use sales channels such as electric installers to reach a larger market.

6. Develop the Asian potential

Asia in general and China in particular provide a potential market for growth. ASSA ABLOY's goal is to develop the Group's presence on domestic Asian markets and to benefit from low-cost manufacturing.

Theme 3. Radically reduce our break-even cost

7. Capture purchasing and production synergies and adopt Lean methods

Because of its many acquisitions, the Group has a complex and fragmented production capacity. ASSA ABLOY's goal is to use the Group's size to realize purchasing synergies, to benefit from economies of scale in production, and to adopt Lean methods to achieve even more cost-efficient production throughout the Group. Some production will be moved to low-cost countries.

BUSINESS STRATEGY


Grow our core business
1. Lead the specification markets
2. Develop channels to market
3. Develop the door and window OEM markets
Expand into new markets and segments
4. Capture and develop consumer opportunities
5. Grow electromechanical door solutions
6. Develop the Asian potential
Innovation
Customer relevance
Cost efficiency
Radically reduce our break-even cost
7. Capture purchasing and production synergies and adopt Lean methods

Progress during 2004

The two-year Leverage & Growth action program was launched towards the end of 2003 to leverage the Group's strength and create a basis for sustainable growth. Underperforming companies should be turned round by the end of 2004, or else divested. The cost of the program amounted to SEK 1,320 M and it would involve a reduction of 1,400 in the number of people employed.

The largest part of the program affects EMEA division and is directed towards raising productivity, which is being achieved primarily by reductions in the workforce. Americas division's part of the program, which was completed during the year, mainly concerned underperforming units. Asia Pacific division's part of the program is concentrating on consolidation of production, while Global Technologies division is focusing on realizing synergies in the Identification business in Europe and on strengthening its competitiveness in Hospitality.

Work under the action program is proceeding well, with a long list of specific activities. Two underperforming units in Americas division have been divested during the year, while other underperforming units have been improved. No further divestments under the action program are planned.

In 2004, payments made under the action program amounted to SEK 321 M of the planned total of SEK 935 M, and 750 of the 1,400 employees affected left the Group. Negotiations concerning 1,150 of the 1,400 redundancies have been completed.

The action program will be completed during 2005. In 2004 ASSA ABLOY achieved savings of SEK 150 M. During 2005, the action program is expected to generate additional savings of SEK 200 M, making SEK 350 M in all. From the second half of 2005 onwards, the Group's annual savings are expected to reach SEK 450 M.

LEVERAGE & GROWTH (SEK M)

Division	Total cost	Still to be spent at 31 Dec 2004
EMEA	860	513
Americas	230	25
Asia Pacific	120	33
Global Technologies	110	15
Total	**1,320[1]**	**586**

[1] Of the total cost, SEK 385 M relates to write-down of assets.

ESTIMATED COST SAVINGS FROM THE LEVERAGE & GROWTH ACTION PROGRAM


SEK M
500
400
300
200
100
0
04
05
06

From the second half of 2005, annual savings are expected to be SEK 450 M.

Besam doors – efficient entrances for millions of people all over the world





Shopping centers and offices 50 million people a day pass through our doors in stores, shopping centers, hospitals and office buildings. Automatic doors provide convenience for everyone, including parents with baby carriages and people in wheelchairs.

Shops must seem welcoming but must deter shoplifting. Offices must admit staff and visitors while protecting commercial data worth far more than any security system. In fire or emergency, rapid escape is vital. The balance of security, safety and access control can best be met by sophisticated systems incorporating locks, door controls and personal identification.

The security market – two worlds in one

Today ASSA ABLOY is the world's leading lock Group. As the Group has grown, its product range too has expanded to include a number of product groups, in addition to locks, that are crucial to security. Hence when assessing ASSA ABLOY's market it has become relevant not just to consider the lock market but to widen the perspective to the security market in general.

ASSA ABLOY estimates the total security market at around 200 billion Euro. The market can be divided into two sections, Security Services and Electronic Security Products, and Mechanical Security Products.

Security Services and Electronic Security Products

Electronic Security Products include electronic cylinders, automatic doors and products for access control, which form part of ASSA ABLOY's product portfolio. The annual growth in the market for Electronic Security Products in which ASSA ABLOY is mainly active is around 10 percent.

The development of Security Services and Electronic Security Products is driven mainly by the general trend towards higher security. Increased threats in the world around us, in the form of crime, violence and terrorism, create insecurity, which in turn increases security awareness. This drives the development of more advanced security solutions and upgrades of existing lock solutions to obtain increased protection.

However, this section also contains product groups where ASSA ABLOY has no manufacturing. These include, for example, fire protection, X-ray scanners and CCTV surveillance cameras, and also Security Services, which mainly comprise guards and surveillance.

Mechanical Security Products

As well as locks themselves, Mechanical Security Products also include products such as handles, strikes, hinges, door closers, exit devices and door and window fittings.

The development of Mechanical Security Products is driven mainly by new construction, which means that this section of the market is expected to grow at about the same rate as GDP. However, a substantial aftermarket creates stability and makes

The product groups that ASSA ABLOY manufactures today mean that the Group is active in about 15 percent of the total security market. ASSA ABLOY's market can therefore be estimated at around 30 billion Euro, which in turn gives the Group a market share of around 10 percent. Three quarters of this business is in Mechanical Security Products and the remaining one quarter in Electronic Security Products. ASSA ABLOY's growth target is based on the expected growth in these two markets.


SECURITY SERVICES AND ELECTRONIC SECURITY PRODUCTS
MECHANICAL SECURITY PRODUCTS
EUR billion
120
100
80
60
40
20
0
Other
Logical authorization control
Automatic doors
Access control
Surveillance cameras (CCTV)
Fire alarms
X-ray inspection systems
Intrusion protection
Other IT security
Alarm centers
Security guards
Doors and windows
Locks, exit hardware and door closers
Door and window hardware
Interior hardware

The main product areas where ASSA ABLOY is active are shown in **boldface**.

the market less sensitive to changes in the economic climate, as does the fact that ASSA ABLOY's operations are geographically distributed over a large number of countries with different economic cycles.

Distribution channels for security products

A characteristic of today's security market is that security product manufacturers such as ASSA ABLOY are usually isolated from end-users behind at least one layer of distributors.

Locksmiths and similar firms are among the most important distributors of Mechanical Security Products, but other players have a significant role too. Many manufacturers of doors and windows integrate lock cases and other security items into their products before delivery to customers. Wholesalers of building materials and locks play important parts in delivering the solutions specified by manufacturers for different construction projects. Retailers such building material supermarkets and ironmongers serve the consumer market. In the case of Electronic Security Products, products flow from manufacturers to end-users mainly via security installers and specialized distributors. But the products are also sold through integrators who often offer turnkey solutions for the installation of perimeter security, access control and IT security.

Trends

One of the most obvious trends in the security market is the increased demand for electronic products. Another clear trend is increased technical standardization, which makes it easier to integrate the different components of security solutions with one another. This means that, to remain competitive, manufacturers will be forced to specialize and focus on specific product segments.

Distribution is changing too. A number of door and window manufacturers, DIY chains and other players are gaining strength by consolidation. The role of some locksmiths is moving towards increased use of electronics; conversely, IT integrators are starting to offer physical security solutions to an ever greater extent.

Another clear trend is that manufacturers in low-cost countries in Asia and elsewhere are increasing their market shares in the low-price segments of the western world. In some European countries this type of import has increased by nearly 50 percent a year over the last five years. A change can also be seen in the demand for different levels of security solution. In the past the greatest potential was in the middle segment, but now customers increasingly choose either a high-security solution or a low-priced alternative.

Major differences between markets

There are substantial differences between markets. Americans spend more than twice as much on exit devices as Europeans. Conversely, northern Europeans spend three to four times more than Americans on high-security locks for their homes. Automatic doors are also significantly more common in Europe than

ELECTRONIC SECURITY PRODUCTS


Manufacturing
Intruder alarms
CCTV
Access control
Route to market
Distributors
Integrators, dealers, installers
Primarily commercial end-users

MECHANICAL SECURITY PRODUCTS


Manufacturing
Locks
Exit hardware
Door/ window hardware
Route to market
Wholesalers
Door/ window OEM
Locksmiths
Distributors
Retail
Building contractors
Commercial and residential end-users

the USA. Electromechanical products are now far more widely used in the commercial segment than in private homes. In the long term these differences are likely to disappear. Assuming that all security and safety solutions could be used equally widely in Europe and in the USA, a rough estimation indicates that the total value of the market could be doubled. Informing and developing the market to reduce the international differences in these market segments is a major challenge for ASSA ABLOY.

Americas division

In the USA the commercial segment, including schools, hospitals and companies, is ASSA ABLOY's most important market. Interest in security has risen significantly. Product development is carried out in close collaboration with insurance companies, police and fire services, customer organizations and other leaders of opinion.

In general the residential segment in the USA has lower lock Standards than in Europe. Instead, alarms play a major role in security awareness. However, the media are giving more and more coverage to the fact that better locks are a proactive measure while alarms are a reactive measure when damage has already been done. The residential segment is growing also as a result of rising housing construction.

South America

Much of South America is a fragmented market and there are few established security Standards. However, the region has a major need for security solutions and is a future growth market.


GLOBAL-LEVEL COMPETITORS
Sales (EUR M)
ASSA ABLOY
Ingersoll-Rand (Security & Safety)
Black & Decker (Hardware and Home Improvement)
Dorma
Kaba
Stanley Works (Security Solutions)
0
500
1000
1500
2000
2500
3000

There are five main players in terms of competition at global level.

Competitors

In the USA the largest competitor is Ingersoll-Rand with brands including Schlage and with other strong brands in the commercial segment. Other major players on the American market include Stanley Works and, in the residential segment, Black & Decker.

EMEA division

EMEA division is characterized by striking differences between different national markets. Although local consolidation has come quite a long way in many countries in EMEA division, the market as a whole remains fairly fragmented.

Western Europe

In many European countries EU Standards for security products are now established and have become a driver for increased sales. They have raised previously low national requirements and thereby also raised the quality of products. However, Standards only cover the level of security provided, not shape or dimensions. In these respects the national differences remain.

A survey conducted by ASSA ABLOY shows that western European households believe that there are too few types of electromechanical and electronic locks available for private homes, especially when compared with locks in hotels and modern cars. The survey indicates that more than 50 percent of households would have chosen an electronic door-lock if they had been aware of the alternatives available.

Eastern Europe

Currently eastern Europe has a lower standard of locks than other parts of Europe. Foreign products – e.g. Swedish or German – are perceived as superior. The positive development in Russia is continuing.

Middle East

The largest markets in the Middle East are Saudi Arabia, Iran, Israel and the United Arab Emirates. Here ASSA ABLOY has its strongest foothold in Israel, where the Group company Mul-T-Lock is market leader.

Africa

With the exception of South Africa, security Standards for both the residential and the commercial segments are generally low in African countries. South Africa is currently the largest market in Africa, and ASSA ABLOY is the market leader there.

Competitors

The largest competitor in the EMEA division is the Swiss company Kaba, which focuses primarily on high-security solutions.

Other major players include Dorma and Abus in Germany, Sécuridev in France and Evva in Austria.

Asia Pacific division

Australia and New Zealand

The lock markets in Australia and New Zealand are relatively consolidated. ASSA ABLOY's companies, headed by Lockwood in Australia and Interlock in New Zealand, are the clear market leaders. Growth remains healthy in both residential and commercial segments.

China

China is the fastest-growing market in Asia, with a major movement of population from country to town. Today the market is undeveloped in terms of security Standards and produces an abundance of low-quality products that are mostly exported. ASSA ABLOY has established its own manufacturing plants in China and now faces a major challenge in educating and developing the distribution chain towards products offering higher security.

Rest of Asia

In other parts of Asia, ASSA ABLOY is represented by sales offices. During the year ASSA ABLOY acquired BEST Metaline, one of the largest players on the Korean market. Japan and India are other important markets with potential for expansion.

Competitors

In Australia and New Zealand competition comes largely from imports from low-cost countries, as well as some global competition. In China the lock market is still very fragmented, and even the largest companies have low market shares. Tri-Circle, whose business is strongly focused on padlocks, is the largest lock manufacturer in China. More than half of Tri-Circle's sales are exports. In Japan the market leader is Miwa.

Global Technologies division

Identification Technology Group (ITG)

Because the technological differences between markets are small, cards and card readers for both smart cards – based on radio-frequency identification (RFID) – and traditional contact-based methods of access control form a worldwide product segment. Demand for products of this type continues to increase and growth was strong in 2004. The market remains fairly fragmented and the strongest competition comes from the global players and from security integrators such as Tyco, Honeywell and GE Infrastructure.

Automatic Doors

There are a great many local differences between different parts of the world in what they ask of automatic door solutions. Nonetheless, the requirements of the largest customer segments – airports, hospitals, hotels, restaurants and stores – are so similar everywhere that the product segment is best marketed globally. The market is growing and margins improving, especially in Europe but also in the USA where competition is fiercest. Consolidation is ongoing, and the strongest competitors, in addition to the global players Dorma and Stanley Works, include Agta Record from Switzerland, Boon Edam from the Netherlands and Horton Automatics in the USA.

ASSA ABLOY Hospitality

The primary target group for ASSA ABLOY Hospitality includes large international hotel and restaurant chains, which makes it desirable to organize this business on a global basis. Continuing low demand in the travel industry accounts for the present weakness of the hospitality market. Terrorism, political disturbances and natural catastrophes can all be viewed as causes. At the same time there are contrary trends, for example price pressure in the aviation industry which is likely to lead to more traveling in the future. The largest competitors are Onity and Saflok.

Increased demand for total security solutions

ASSA ABLOY has a world-leading position not just in sales, but also in the form of a strong and highly varied range of products. The development of ASSA ABLOY's products starts from the differing needs of customers. A continuous flow of innovative new products is the single most important source of organic growth. Focused product development is thus a critical success factor.

ASSA ABLOY works all the time to develop its products in ways that will satisfy the end-user's requirements for security, safety, convenience and design. To meet these customer requirements more comprehensively, the Group focuses on developing total security solutions. Together with a complete mechanical or electromechanical product, these total solutions include installation and after-sales service as well.

Design growing in importance

Design is becoming an ever more important factor in selling ASSA ABLOY's products. Customers appreciate being given greater choice regarding shape, color and finish, and this adds value to the product. During the year the Group has launched a number of products where design has played a major role in the development process. Sales of these 'designed' products are rising faster than sales of



Brighthandle – Design is becoming more important for lock products.

standard products. A good example of a designed product is Brighthandle.

Modular platforms

Many of ASSA ABLOY's products, and especially mechanical locks, contain similar components. This creates a powerful opportunity to exploit economies of scale among the Group's many companies. Product development and production are focused on a number of efficient modular platforms which can then be used by all companies. Likewise, many different ASSA ABLOY companies can utilize components produced in a single plant. ASSA ABLOY also works constantly to coordinate its purchasing and to limit the number of suppliers to the Group so as to improve its procurement performance.

New electromechanical products

ASSA ABLOY's fastest growing product segment is electromechanical products for doors and windows. The development of improved technologies has opened up new opportunities to incorporate better components in tailored solutions. These new electromechanical components provide greater convenience, for example by automating doors and locks.

ASSA ABLOY's SALES BY PRODUCT GROUP


Security doors, 20%
Mechanical products, 53%
Electromechanical products, 27%



Simpler use with electronic authentication.


iCLASS

The iClass card combines RFID and a smart card.

Mechanical products

Mechanical locks and accessories continue to form the core of the ASSA ABLOY product range, accounting for over half the Group's worldwide sales. Mechanical locks provide the two primary functions of any security device: identification (the key) and mechanical strength (the lock).

There is a clear trend towards higher levels of security. In many developing countries, rising standards of living mean that more people feel the need for greater security. Simpler locks are being replaced by modern high-security locks. In developed markets there is a similar demand for the peace of mind that higher security provides. The Group's huge installed base of locks in these markets creates a solid foundation for new installations and upgrades – and the products are continually being improved.

Modularization of the various product components is an important part of the development of new mechanical lock products. The Evolution series of lock cases from the Swedish company Assa AB is an example of modularization. The modular series of lock cases makes it possible to provide new functions in the products, while the company can continue to utilize and improve existing lock components. In comparison with the company's previous series of lock cases, Evolution provides a better range of products with 60 percent fewer components.

Another advantage of using modular platforms when developing products is that ASSA ABLOY achieves economies of scale in its purchase of materials. This also reduces the capital tied up in materials and makes it possible to automate the production process more fully. Modular platforms also mean that improvements and updates are applied to the whole product range and that new requirements from customers can quickly be incorporated in the products.

Electromechanical products

The market for electromechanical door systems is growing faster than the traditional mechanical lock market. ASSA ABLOY has developed a communication Standard that links together the various components around the door and also makes the individual components more intelligent. This makes it simpler to install doors and door frames, which opens up new channels to the market. Another advantage of ASSA ABLOY's new communication Standard is that it gives customers a greater ability to check that their electromechanical doors are working as intended.

A growing trend in electromechanical lock products is to incorporate of an identification unit (reader) directly in the lock.



The new Evolution series of locks – an example of modular product development put into practice.

Security doors

On the American market, ASSA ABLOY is also a major manufacturer of security doors. During the year the Americas division launched a new range of electromechanical doors and door frames with a pre-installed cable harness and contacts ready to connect up the lock unit. Such pre-wiring of the doors and door frames simplifies installation, and doors and frames can easily be upgraded and fitted with electromechanical locks later. This is the Americas division's first step towards the 'intelligent door', with components that are connected to the existing wiring and can intercommunicate via the HI-O communication Standard.

Shared Technologies

The growing use of electronics in doors, and the need to integrate doors into access control systems, for example, places new demands on lock and door products. In 2004 a central unit, Shared Technologies, was created to take responsibility for the standardization of electronics in ASSA ABLOY's Group-wide platforms.

The goal is that standardization should result in lower development costs and shorter development times for new products. ASSA ABLOY aims to make the Group's products easier than competitive products to use and to integrate in new or existing security systems. For this reason interfaces are open and designed to permit simple integration into other systems.

To enable ASSA ABLOY to develop the right platforms for future products, local customers are involved in the process of definition and development. This allows the Group to undertake generation-planning of its products and to foresee when the market will be ready for new security solutions.

CoreStreet

In 2004 ASSA ABLOY intensified its cooperation with the American company CoreStreet, which is aimed at developing a new system of secure identification in electromechanical locks. Using both fixed and wireless communication links, the new system makes it possible to provide central administration of access control to control points without a fixed connection, such as freight containers, trucks and the cockpit doors of aircraft.

The system is based on CoreStreet's CRT technology (CoreStreet Real Time™), which makes it possible to control both authentication and authorization securely, using a very small data format.



Doors pre-wired for electronic locking can be installed more cheaply and simply.


TM
Hi-O TECHNOLOGY

Hi-O – Highly Intelligent Operation – the platform for intelligent communication between the various components of the door environment.

Improved documentation and supervision

ASSA ABLOY's work towards sustainable development is founded on the four Cornerstones of Vision, Realism, Ethics and Courage laid down when the Group was formed in 1994. The primary strategy for achieving sustainable development is constantly to integrate all measures concerned into the Group's day-to-day work.

ASSA ABLOY has identified the areas where such measures are desirable, relevant and advantageous for the Group. The main areas are environmental responsibility, business ethics and social responsibility. Within these primary classifications a large number of issues have to be addressed.

A comprehensive analysis of the Group's risks and opportunities in the field of sustainable development was initiated in 2002, together with an audit of the current position. The analysis, covering all the main elements of the value-chain, was completed in 2003 and showed that the industry as a whole – as well as ASSA ABLOY specifically – belongs to a medium-risk rather than a high-risk segment. ASSA ABLOY has defined the issues that need to be addressed and analyzed how important they are to sustainable development and what opportunities ASSA ABLOY has to influence each individual link in the value-chain.

For example, ASSA ABLOY's most important raw materials are metals. Mining and extraction operations often carry risks of major environmental damage and also problems in defending the human rights of workers. However, ASSA ABLOY has little ability to influence the mining industry. This is partly because trading in metals takes place on commodity exchanges where the producer is often unknown, and partly because ASSA ABLOY is a small player on this market and a long way down the value-chain.

The use of lock products is, in a broad view, uncontroversial, but there remains much for the Group to do. ASSA ABLOY concentrates on taking action in areas where the Group's impact is greatest.

Risks and opportunities

ASSA ABLOY has identified risks in the following areas:

- Risks related to operations in, and suppliers from, countries of low production costs. These include environmental, ethical and social issues.
- Problems of business ethics, such as bribery and conflicts of interest, arise in many markets where ASSA ABLOY is active. ASSA ABLOY has therefore established a zero-tolerance policy regarding bribes, for example.
- Environmental problems of historical origin arising in production operations. Many plants now forming part of the Group have occupied the same site for a long time, in some cases more than a century. Instances of soil pollution requiring clean-up are arising. ASSA ABLOY is already undertaking remedial measures, and is investigating where there are risks of environmental damage. The costs of these cleaning operations are relatively small.
- There are still production operations today that give rise to environmental impact – for example, the use of organic solvents.

Vision
- The world leader in safe and secure lock solutions.
- Leading in size and thought.

Realism
- Develop the core business.
- Know your business.


Vision
People
make the difference
Realism
Ethics
Collaboration
Courage

Ethics
- High ethical standards.
- Trust and respect other people.

Courage
- Lead and embrace change.
- Innovate.

The list of potential risk could be extended, especially at a time when some business operations are being moved to low-cost countries. However, there are many opportunities too, which contribute to the economic argument for ASSA ABLOY to intensify its involvement in sustainable development.

Directives and organization

ASSA ABLOY has produced a number of directives that apply to the whole Group. These are documented and in many cases translated into several languages. The documents are available to everyone on the website www.assaabloy.com.

Ultimately it is the Board of Directors that takes responsibility for these directives, and ASSA ABLOY's President and CEO reports to the Board on relevant activities. The CEO also has operational responsibility and heads the control group dealing with such issues. There is an executive with primary responsibility for sustainable development in the Parent Company and at least one person with similar responsibility in each division. In each subsidiary, the Managing Director and/or the Human Resources Director is responsible for ethical and social issues and the Environmental Director for environmental issues.

Management systems

Group Management has decided that ASSA ABLOY should implement certifiable environmental management systems meeting ISO 14001 in all Group production plants that generate significant environmental impact.

A Code of Conduct has been produced detailing the values and guidelines that apply in ASSA ABLOY.

All Group companies should ensure that the guidelines are followed locally. An overriding system for managing and following up sustainability issues is in course of preparation in the Parent Company.

To ensure that the Group's suppliers act correctly, a special questionnaire has been put to many of them since 2002. The questionnaire currently covers quality and environmental issues and is being expanded to include human rights and working conditions. The Code of Conduct provides further rules of behavior for suppliers.

Ethics and social responsibility

ASSA ABLOY adopted its Code of Conduct in October 2004. The Code is based on a series of internationally accepted conventions ratified in most countries. It can naturally not replace local laws, which in many cases are more specific, but it expresses the values and guidelines that should apply within the Group. ASSA ABLOY is a Group active throughout the world, and major cultural differences inevitably exist between employees in different countries. It is nevertheless valuable from the Group point of view that employees should share the same values on many issues. An action that constitutes acceptable behavior in one part of the world may create problems for other employees within the Group. Our Code of Conduct covers the following subjects, among others:

- Business ethics
  - Freedom of competition
  - Bribery
  - Accounting and financial reporting
  - Collaboration with authorities and inquiries
  - Conflicts of interest
- Freedom and human rights
  - Child labor
  - Forced labor
  - Freedom of association
  - Working hours and overtime requirements
  - Discrimination, persecution etc
  - Employees' integrity
  - Alcohol and drugs policies
  - Human rights
- Consumers' interests
- Social responsibility
- Environmental responsibility

Responsibility for the environment

ASSA ABLOY has carried out an analysis of all links in the value-chain and identified the most significant environmental impacts. The analysis revealed major differences between companies in the impact they have on the environment. Thus manufacturing companies have greater impact than those that just sell products. From the Group point of view it is important to concentrate common efforts on production in the first instance. A survey is also in hand to assess historical environmental impacts on soil and ground water at all plants with a relevant risk pattern. This should be complete before 2007.

Another goal is to eliminate all use of chlorinated solvents and hexavalent chromium.

In 2004 ASSA ABLOY listed all its planned environmental measures in an Environmental and Stakeholder Integrity Program together with time schedules for carrying out all Group-wide and local projects. In addition, ASSA ABLOY intends to implement relevant parts of the EU's directives on Waste Electrical and Electronic Equipment (WEEE) and the Restriction of Hazardous Substances (RoHS) in electrical and electronic equipment within firm time frames.

External auditing

Since March 2004 ASSA ABLOY has been included in the FTSE4Good series of indexes, which judges companies on their work on environmental and social issues with a view to encouraging socially responsible investment. Rating institutes and unit trusts also actively follow ASSA ABLOY's progress in sustainable development.

Ongoing developments

ASSA ABLOY continually monitors the evolution of the laws and conventions governing issues in the field of sustainable development. However, probably the most important factor is the common platform of values concerning such issues that is being built up in the Group.

Yale – keeping safe what we value most, for more than a century





Safe houses Many of our customers today are looking for secure protection for their homes and holiday houses. As the world's leading lock Group, ASSA ABLOY can offer customers everything from individual products to convenient integrated solutions for their home security.

ASSA ABLOY's goal is clear: by placing its locks at the heart of every security solution, the Group can provide solutions that will make people around the world feel safer and more secure and able to live their lives more freely.

File No. 82-34735

Division **EMEA**



Focus on the Leverage & Growth program

CHARACTERISTICS OF THE EMEA DIVISION

The division operates in a strongly diversified market with significant local differences.

Many and varied companies with good knowledge of their own markets' requirements.

No clearly defined boundary between the residential and commercial segments.



Bo Dankis, President and CEO of ASSA ABLOY and head of EMEA division.

Introduction

The EMEA division comprises companies in Europe, the Middle East and Africa. EMEA is the Group's largest division and accounts for 42 percent of total sales. During the year the division achieved an organic growth of 3 percent and an EBITA margin of 15.0 percent. The EMEA division has 42 production units, 30 sales companies and 12,800 employees. The division is organized into eleven geographical market regions, each with its own management group which is responsible for the region's marketing strategy, finances and business development. EMEA's divisional management is based in Stockholm, Sweden. ASSA ABLOY's largest markets in the division are Scandinavia and France, and the leading companies are Abloy, Assa, Tesa and Vachette.

A strongly diversified market

The EMEA division companies operate in a strongly diversified market with significant local differences. Different traditions in the markets of northern Europe, southern Europe, the Middle East and Africa, reinforced by different Building Standards and different climates, mean that there are many different needs to be met. ASSA ABLOY's strength is that its companies have excellent knowledge of customers' requirements in each local market, which wins them high levels of repeat business and provides a strong basis for their operations. ASSA ABLOY also has strong links with distributors and good knowledge of local lock Standards. The aftermarket accounts for a significant fraction of the division's sales, which means that local brands serve an important function.

No clear boundary between the residential and commercial segments

In Europe there is no clearly defined boundary between products for the residential segment and products for the commercial segment. Many products currently sell to customers in both segments. An interior door lock for an office will serve equally well in a home. In this respect the European market contrasts with, for example, the American market.

Report on the year

2004 saw good demand for ASSA ABLOY's products. Growth was strongest in the residential segment in Scandinavia and the Benelux countries. There was also good demand in the Do-It-Yourself segment, but growth in the commercial segment was rather lower this year. The weak US dollar and rising material prices had a negative effect on some of the division's regions during the year. However, ASSA ABLOY was able to compensate for the higher material prices by means of higher prices for its own products.

Scandinavia

In Scandinavia, the residential segment made strong advances in 2004 after a weak 2003. Intensified marketing and increased discussion in the media about how best to protect the home contributed to rising sales. Development in the commercial market was less strong, but increased focus on higher security meant that sales still showed some growth. There was also growing demand from door and window manufacturers for ASSA ABLOY's products. To shorten lead-times in delivering to customers, the Group has expanded its assembly capacity in Denmark while moving component manufacture to Sweden.

Finland

In Finland, growth took off in the latter part of 2004 and the business also improved its margins. Abloy invested in the aftermarket, which gave stability to its operations. Abloy also increased its export share, especially in the high-security segment, thanks in past to the launch of the new Abloy PROTEC lock cylinder.

Division EMEA, Key figures

Income statement	2004 SEK M	2003 SEK M	2004 EUR M	2003 EUR M
Sales, external	10,747	9,858	1,179	1,081
Sales, internal	284	318	31	35
Sales	**11,031**	**10,176**	**1,210**	**1,116**
Organic growth	*3%*	*−1%*	*3%*	*−1%*
Operating income before goodwill amortization (EBITA)[1]	**1,650**	**1,359**	**181**	**149**
Operating margin before goodwill amortization (EBITA)[1]	*15.0%*	*13.4%*	*15.0%*	*13.4%*
Goodwill amortization	−358	−338	−39	−37
Operating income (EBIT)[1]	**1,292**	**1,021**	**142**	**112**
Operating margin (EBIT)[1]	*11.7%*	*10.1%*	*11.7%*	*10.1%*
Capital employed				
Capital employed	9,204	8,519	1,020	939
– of which goodwill	4,748	4,728	526	521
Return on capital employed[1]	*13.5%*	*10.6%*	*13.5%*	*10.6%*
Return on capital employed before goodwill amortization[1]	*17.2%*	*14.2%*	*17.2%*	*14.2%*
Cash flow				
Operating income before goodwill amortization (EBITA)[1]	1,650	1,359	181	149
Depreciation (excluding goodwill amortization)	500	505	55	55
Net capital expenditure	−340	−357	−37	−39
Change in working capital	16	66	2	7
Cash flow[2]	**1,826**	**1,573**	**201**	**172**
Average number of employees	12,774	12,481	12,774	12,481

[1] Excluding non-recurring items.
[2] Excluding restructuring payments.


SALES / EBITA
EUR M
EUR M
400
300
200
100
0
100
75
50
25
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
Sales, EUR M
EBITA, EUR M


CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED
EUR M
%
1,200
1,000
800
600
400
200
0
30
25
20
15
10
5
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
Capital employed, EUR M
Return on capital employed, %
Return on capital employed before goodwill amortization, %


EBITA / CASH FLOW
EUR M
70
60
50
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
EBITA, EUR M
Cash flow, EUR M

France
France achieved good growth during the year. Residential new construction increased. Electromechanical solutions are beginning to take market share from the traditional mechanical lock market.

Germany and Switzerland
The German and Swiss markets are showing signs of new growth after several years of weakness. As part of the Leverage & Growth program, ASSA ABLOY carried out a major reorganization in Germany during the year. The number of units was reduced from seven to two. The reorganization has improved ASSA ABLOY's positioning on the market.

United Kingdom
Most of the Group's business in the United Kingdom lies in relatively simple lock products – a segment with many players and price pressure. This business lost some market share during the year, and some production was moved to countries with lower production costs, resulting in redundancies in Britain. The Group also reorganized the companies serving the residential segment and invested resources in more efficient product development. ASSA ABLOY's business in the high-security segment showed good development in 2004.

Italy
ASSA ABLOY's companies in Italy showed weak sales and poor profitability. The profitability of export sales – traditionally important – was hurt by worsening exchange rates. The Italian operations have embarked on a major reorganization involving specialization of units and the movement of some production to low-cost countries. New investments have been made, and the Group acquired Corbin in Italy at the start of the year. ASSA ABLOY is working towards specific goals designed to build up its organization in Italy so as to achieve a critical mass.

Benelux
In Benelux, integration between companies acquired earlier is progressing well, and synergies between the companies are becoming apparent. To strengthen ASSA ABLOY's customer offering on the market and specifically to boost its position in the OEM segment for door and window manufacturers, Nemef in the Netherlands was acquired during 2004.

Spain
Sales on the Spanish market rose in 2004 despite reduced exports. As part of ASSA ABLOY's strategy to get closer to the customer, the companies developed specially tailored security solutions. ASSA ABLOY consolidated its production companies and sales companies in Spain in 2004 and also focused on initiatives in the specification segment.

Eastern Europe
ASSA ABLOY's companies in eastern Europe showed strong growth during the year. The Group is investing in manufacturing units in the low-cost countries of eastern Europe such as Romania and the Czech Republic, both for production itself and for the development of new products. Ongoing investment in skills development has resulted in ASSA ABLOY now having some 70 locally employed graduate engineers in Romania. The availability of a well-qualified workforce and high levels of efficiency mean that the east European plants have good future expansion capacity.

Middle East
After two years of reduced demand, Mul-T-Lock has increased its market shares on the Israeli market and has launched a number of new products.

EMEA – SALES BY PRODUCT GROUP


Security doors, 13%
Mechanical products, 69%
Electromechanical products, 18%



Perti Lempiäinen, Abloy, Finland

Africa

The African market is highly fragmented and ASSA ABLOY's operations in the region are concentrated primarily on South Africa, where the Group has held a strong position for many years. However, low-price imports had a negative impact on the business in 2004.

Ongoing initiatives

The EMEA division works continually to develop its distribution and product offerings to customers and to make them more efficient. One prioritized area has been to focus on specific customer segments. Thus the companies working in the car-lock segment were brought together during the year. FAB in the Czech Republic, which supplies locks to the Volkswagen Group, and C.E. Marshall in England, which supplies locks to the Ford Group, have formed a joint Car Lock Group. Cooperation between the companies will enable ASSA ABLOY to offer the automotive industry a more attractive product package.

A similar initiative in cooperation has been undertaken by the EMEA companies that supply security solutions to airports. Through exchange of expertise between the companies, ASSA ABLOY can now offer security solutions to airports in all its markets worldwide.

Greater cooperation with the OEM segment

During the year the EMEA division has advanced its standing with OEM door and window manufacturers, which are important channels for ASSA ABLOY's products. Collaboration with the OEM segment will affect generation-planning for the division's products and may also influence projects spanning several customer segments and countries.

Competence Centers for specification

In the security industry it is becoming increasingly important to become involved in the building process at an early stage when a new housing development, factory or office complex is to be built. By specifying a total security solution covering security, safety, convenience and design, ASSA ABLOY stands a good chance of going on to supply security solutions to the building. Today's large office and factory buildings have highly complex security requirements, and helping the architects to specify appropriate security solutions gives ASSA ABLOY an advantage later in the sales process. To train salesmen to specify new building projects, special Competence Centers have been set up in Norway and Spain.

The importance of exploiting production synergies

There is great potential for coordinating production in the ASSA ABLOY Group. In the long term, production will be concentrated in fewer plants, and a proportion of production will be moved to low-cost countries. Plants will manufacture fewer different products but larger volumes of individual products. Faster delivery times and ready availability of products are also important to ASSA ABLOY's sales. Installers therefore remain important both as partners and as customers.

Leverage & Growth to be completed during 2005

The Leverage & Growth action program will come to an end in the course of 2005 as the reorganization of ASSA ABLOY's companies in the United Kingdom, Germany, Spain and Italy is completed.



Christine Phoko, ASSA ABLOY South Africa

KEY PRIORITIES

Exploit production synergies in the division through ongoing specialization

Continue to develop ASSA ABLOY's product offerings to specific customer segments

Develop cooperation across geographical boundaries for large customers and projects

File No. 82-34735



Growing with increased margins

CHARACTERISTICS OF THE AMERICAS DIVISION

A clear majority of the division's sales comes from the non-residential segment.

There is a significant differentiation between products and channels for the institutional and commercial segment and products for the residential segment.

Doors and door frames are major components of solutions offered to the non-residential segment in the USA.



Thanasis Molokotos, Executive Vice President of ASSA ABLOY and head of Americas division

The Americas division comprises companies in North, Central and South America. Americas is ASSA ABLOY's second-largest division and accounts for 32 percent of total sales. During the year the division had an organic growth of 6 percent and an EBITA margin of 17.6 percent. The division is subdivided into product and channel focused groups in the USA and into geographical regions elsewhere. Its head office is in New Haven, Connecticut, USA. Americas division has 22 production units, 12 sales companies and about 9,800 employees. Among the major companies in the division are Corbin Russwin, Curries, Emtek, Phillips and Sargent.

Report on the year

The economic climate in the division's markets was generally more favorable in 2004 than in 2003, resulting in good growth in both non-residential and residential segments. The Door Group and the Residential Group reported improved sales during the year, and the Door Group has continued to develop positively despite higher material costs. The Architectural Hardware Group has also improved its margins through continuing focus on implementing Lean operations. The division's EBITA margin rose by 110 basis points during the year as a consequence of continuous improvement efforts, the Leverage & Growth action program and better market conditions. Significant increases in material prices, primarily due to the global steel market situation, had some negative effect, but the division was able to offset the impact through operational efficiencies and price increases to the market.

Clear distinction between market segments

The North American market differs from the European market in having a clear distinction between products intended for the non-residential segment and products intended for the residential segment. The commercial segment accounts for a very large percentage of the division's sales. Due to the segment and channel distinctions, only a few of the division's products are suitable for both office and home applications.

The non-residential segment

The non-residential segment consists primarily of public buildings, offices, schools and hospitals. Security and safety Standards for these environments are much more demanding than for typical residential applications; consequently, product functionality, quality and prices are all significantly higher. Growth in the commercial segment recovered this year after being weak for a number of years.

Products sold to the non-residential segment include doors and door frames from the Door Group; door fittings, handles, locks etc. from the Architectural Hardware Group and the Electromechanical Group; and high-security products from the High Security and Aftermarket Group.

Emtek continues the positive trend

In the residential segment, Emtek continued to show strong growth and rising margins. The company, based in California, focuses on high-end residential products.

Actions under the Leverage & Growth program

The division's operations have been rationalized by the divestment of its two companies specializing in the detention segment – Folger Adam Security and Trussbilt. Their products did not fit ASSA ABLOY's core business, and the companies were underperforming on sales and margins. Other companies included under the Leverage & Growth action program have improved their sales and margins.

Division Americas, Key figures

Income statement	2004 SEK M	2003 SEK M	2004 USD M	2003 USD M
Sales, external	8,242	8,625	1,125	1,069
Sales, internal	28	32	4	4
Sales	**8,270**	**8,657**	**1,129**	**1,073**
Organic growth	*6%*	*–2%*	*6%*	*–2%*
Operating income before goodwill amortization (EBITA)[1]	**1,452**	**1,428**	**198**	**176**
Operating margin before goodwill amortization (EBITA)[1]	*17.6%*	*16.5%*	*17.6%*	*16.5%*
Goodwill amortization	–314	–331	–43	–41
Operating income (EBIT)[1]	**1,138**	**1,097**	**155**	**135**
Operating margin (EBIT)[1]	*13.8%*	*12.6%*	*13.8%*	*12.6%*
Capital employed				
Capital employed	7,049	7,528	1,066	1,046
– of which goodwill	4,332	5,010	655	696
Return on capital employed[1]	*14.6%*	*12.4%*	*14.6%*	*12.4%*
Return on capital employed before goodwill amortization[1]	*18.7%*	*16.2%*	*18.7%*	*16.2%*
Cash flow				
Operating income before goodwill amortization (EBITA)[1]	1,452	1,428	198	176
Depreciation (excluding goodwill amortization)	227	250	31	31
Net capital expenditure	–195	–212	–27	–26
Change in working capital	–72	61	–10	8
Cash flow[2]	**1,412**	**1,527**	**192**	**189**
Average number of employees	9,767	10,091	9,767	10,091

[1] Excluding non-recurring items.
[2] Excluding restructuring payments.


SALES / EBITA
USD M
USD M
300
250
200
150
100
50
0
60
50
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
Sales, USD M
EBITA, USD M


CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED
USD M
%
1,250
1,000
750
500
250
0
50
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
Capital employed, USD M
Return on capital employed, %
Return on capital employed before goodwill amortization, %


EBITA / CASH FLOW
USD M
70
60
50
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
EBITA, USD M
Cash flow, USD M

File No. 82-34735

Mexico

Continued efforts have been made by ASSA ABLOY's companies in Mexico to improve the division's market position. Implementation of Lean manufacturing principles, cross-learning with other companies and participation in Group procurement practices have helped to improve overall performance.

Tesa Mexico has built a new plant in Guadalajara, which started production in September 2004. The plant has significantly increased manufacturing capacity and efficiency. Production was previously split among eight different buildings but has now been concentrated in one building laid out for one-piece-flow Lean operations.

The plant supplies products to both the domestic and export markets. Among its exports are Yale-branded products for the US residential market and products and components for other Group companies in the USA, where strategically beneficial.

Canada

ASSA ABLOY's Canadian operations have achieved growth during the year despite low non-residential growth in the marketplace. All but one, Fleming Door, are sales and service companies. The sales companies have been negatively impacted by the weak US dollar.

South America

ASSA ABLOY's companies in South America have grown with increased margins during 2004. The Brazilian market, which accounts for a relatively small percentage of the division's sales, has undergone significant improvements. La Fonte has been restructured, with a new management, new organization, cost reductions and more efficient administrative functions. Its success is also due in part to substantial collaboration with many companies across the Americas division. By working together on the development of new products, the companies offer more attractive security solutions on their own local markets.

Ongoing initiatives

Specification skills increasingly important

The division is expanding its knowledge of the various customer categories. Different types of buildings require different solutions. The development of specification skills is an important initiative in the Americas division. Modern safety and security Standards are complex, and new building regulations constantly appear. Helping architects to solve their safety and security requirements during the design and planning phases of a building project can often lead on directly to good sales.


AMERICAS – SALES BY PRODUCT GROUP
Security doors, 40%
Mechanical products, 51%
Electromechanical products, 9%



Joaquim Chaves, La Fonte, Brazil

Education of ASSA ABLOY's distributors
Distributors are an essential part of the Americas division's marketing strategy. Education of ASSA ABLOY's distributors as well as end-users will help bring the importance of integrated solutions to the forefront.

Implementation of Lean business principles and profit centers
In the USA the Door Group and the Architectural Hardware Group have accelerated the implementation in all major companies of new, more cost-efficient production methods (Lean operations) and a profit-center organization. These efforts focus on improved production-line efficiency to create a better product flow; lower administrative costs; clearer accountability; and streamlined decision-making – all of which result in greater speed to market and promote effective innovation. Each profit center focuses on one line of products or one market segment, which again produces a clearer division of responsibilities and more effective interaction with the market and the sales force.

Purchasing Council team
Another important objective for the Americas division is to further leverage the Group's procurement synergies. A Purchasing Council team coordinates pricing negotiations with suppliers to the division. In 2004 this proved extremely important in finding an efficient way to handle increased material prices.

Offering complete solutions
The division is working towards offering customers more complete solutions to their safety and security problems and hence providing greater added value. Achieving this calls for precise knowledge of the true needs of both the installer and the end-user. ElectroLynx™ – a new system of pre-wiring doors and frames to simplify installation of electromechanical locks and other hardware – is one such solution. Another is the LiteGuide™ system, which assists emergency evacuation of buildings by clearly illuminating the egress door opening by means of illuminated door frames and door and hardware components.



Sylvia Romero, Emtek, USA

KEY PRIORITIES

Implement Lean operations in all units.

Collaborate more closely with distribution channels and end-users to invest further in coordinated marketing initiatives that will sell products and solutions.

Innovate end-user-specific integrated solutions.

Educate the marketplace on the importance of high-security and life-safety solutions.

Division **Asia Pacific**



Moving towards Asia

CHARACTERISTICS OF THE ASIA PACIFIC DIVISION

The division's main sales markets are Australia, New Zealand and China.

There is an equal split between sales to the residential and commercial segments.

The product units in China supply significant volumes to ASSA ABLOY's other regions.



Geoff Norcott, Executive Vice President of ASSA ABLOY and head of Asia Pacific division.

The Asia Pacific division comprises companies in Australia, New Zealand, China and elsewhere in Asia. The Asia Pacific division accounts for 7 percent of ASSA ABLOY's total sales. During the year the division achieved an organic growth of 7 percent and an EBITA margin of 15.1 percent. Its head office is located in Hong Kong. The Asia Pacific division has 5 production units, 7 sales companies and 3,600 employees. The division's largest markets are Australia, New Zealand and China, and the leading companies in the division are Lockwood, Interlock and Guli.

Report on the year

The Australian and New Zealand markets showed good sales growth during 2004. Thanks to strong local currencies in Australia and New Zealand and a fixed exchange rate for the Chinese currency against the US dollar, the division has succeeded in managing the year's weaker dollar and higher raw-material prices well. However, the weak US dollar had a negative impact on the division's export business.

The residential and commercial segments each account for about half of the division's sales. Growth in the residential segment fell back a little from the previous high level but new housebuilding remains strong. The commercial segment recorded continuing good growth this year.

Complete solutions increase value to customers

In order to retain its strong market positions in Australia and New Zealand, the division must get closer to end-users and take a more market-oriented view of its business. Innovative products, user modifications and knowledge of customer requirements are crucial for ASSA ABLOY to keep its present strong positions. To further improve the division's performance, the product offering must be expanded, primarily by offering more support services to the aftermarket.

Electromechanical products increasingly important

Another important success factor will be the ability to add electromechanics to security solutions. The division's acquisition of Security Merchants was one move directed at increasing the electromechanical content in its locks and other products. Security Merchants will concentrate primarily on helping the division's other companies to add electromechanical features to their existing products, while also working to develop new electromechanical products.

A significant new product developed for the mature Australian and New Zealand markets is Nexion. This is a remote-control security system that allows householders to open the door of the house with a remote device. Later it will be possible to link it into the home's alarm system. Nexion has just been launched on the Australian market and has been very well received by both customers and distributors.

Increased sales to the OEM segment

Interlock in New Zealand produces security fittings for residential doors and windows. Most of Interlock's business is with Original Equipment Manufacturers (OEMs), and this business in particular was impacted by the weak US dollar in 2004. In order to serve this market better and to reduce transport costs, production will be relocated to China and the USA in 2005.

Correct specification leads to higher sales

The specification market is growing, and it is essential that the Asia Pacific division increases its efforts to train capable specifiers in accordance with ASSA ABLOY's overall strategy. The ability to support architects by specifying a building with the relevant security standards can very often lead directly to successful sales. Lockwood in Australia has a high level of specification expertise which is being used to train more specifiers in the division. One current specification project is ASSA ABLOY's support for the organizers of the 2008 Beijing Olympics to ensure world-class security standards for the buildings there.

Division Asia Pacific, Key figures

Income statement	2004 SEK M	2003 SEK M	2004 AUD M	2003 AUD M
Sales, external	1,726	1,506	320	288
Sales, internal	121	109	23	21
Sales	**1,847**	**1,615**	**343**	**309**
Organic growth	*7%*	*5%*	*7%*	*5%*
Operating income before goodwill amortization (EBITA)[1]	**278**	**240**	**52**	**46**
Operating margin before goodwill amortization (EBITA)[1]	*15.1%*	*14.9%*	*15.1%*	*14.9%*
Goodwill amortization	–57	–52	–11	–10
Operating income (EBIT)[1]	**221**	**188**	**41**	**36**
Operating margin (EBIT)[1]	*11.9%*	*11.8%*	*11.9%*	*11.8%*
Capital employed				
Capital employed	1,620	1,513	314	280
– of which goodwill	864	839	168	155
Return on capital employed [1]	*12.3%*	*11.8%*	*12.3%*	*11.8%*
Return on capital employed before goodwill amortization [1]	*15.5%*	*15.1%*	*15.5%*	*15.1%*
Cash flow				
Operating income before goodwill amortization (EBITA)[1]	278	240	52	46
Depreciation (excluding goodwill amortization)	62	56	12	11
Net capital expenditure	–29	–53	–5	–10
Change in working capital	–43	–28	–8	–5
Cash flow [2]	**268**	**215**	**51**	**42**
Average number of employees	3,629	3,507	3,629	3,507

[1] Excluding non-recurring items.
[2] Excluding restructuring payments.


SALES / EBITA
AUD M
AUD M
100
75
50
25
0
20
15
10
5
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
Sales, AUD M
EBITA, AUD M


CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED
AUD M
%
400
300
200
100
0
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
Capital employed, AUD M
Return on capital employed, %
Return on capital employed before goodwill amortization, %


EBITA / CASH FLOW
AUD M
20
15
10
5
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
EBITA, AUD M
Cash flow, AUD M

China

The Chinese market has generated strong growth for several years, but today accounts for a relatively small proportion of the Asia Pacific division's total sales. In 2004 the pace of growth slowed in response to the efforts of China's political leaders to temper overheating of the economy. Despite this slowing, the residential segment grew by some 15 percent and the commercial segment by some 10 percent during the year.

Concentrate on the mass-market segment

The segment for high-end products is still relatively small in China, and the division does not therefore envisage making major marketing efforts in this segment at present. ASSA ABLOY will concentrate primarily on products for the mass-market segment, although some of the Group's specialized companies aim to develop the high-end segment. The Group's largest company in China is Guli, which is now focusing primarily on producing goods for ASSA ABLOY's other markets and supplying products to Group companies throughout the world.

New plant near Shanghai

Together with Global Technologies division, Asia Pacific division is building a plant in Suzhou, west of Shanghai. The plant will manufacture automatic-door products for Besam internationally while also supplying electromechanical products for the Asia Pacific division's local markets. The plant will start deliveries early in 2005.

Other Asian markets

ASSA ABLOY's companies in Asian markets other than China achieved higher earnings in 2004 than in 2003. The Asia Pacific division has mainly sales companies in these countries. These businesses are showing growth and will be developed in future years. Market shares in Asian markets outside China are still generally small. One major project during the year was the sale of a comprehensive security solution to the newly opened Hong Kong Disneyland.

Actions under the Leverage & Growth program

The aim of the Leverage & Growth action program in the Asia Pacific division has been to consolidate production and to transfer parts of manufacturing to low-cost countries. The division contained one underperforming company that was affected by the action program and has been reorganized; it is now showing higher sales and better margins.

Acquisition in South Korea

In February 2005 ASSA ABLOY completed the acquisition of BEST Metaline in South Korea. The company specializes in lock and door fittings and automatic doors, and also has a strong position in specifying customized hardware to architects and construction companies. The acquisition of BEST Metaline strengthens ASSA ABLOY's position in north east Asia.

ASIA PACIFIC – SALES BY PRODUCT GROUP


Security doors, 26%
Mechanical products, 64%
Electromechanical products, 10%



Wiek Cuppen, Lockwood, Australia

Ongoing initiatives

Transfer of production to low-cost countries

In 2005 the division will transfer parts of ASSA ABLOY's production units from Australia and New Zealand to China. Assembly and completion of products and customer modifications will remain in Australia and New Zealand, as will manufacture of newly developed products such as Nexion. As production gradually moves away from the division's largest markets, the companies in Australia and New Zealand will concentrate on sales and marketing of Group products. Active promotion of ASSA ABLOY's brands will be crucial to success in these mature markets.

Developing solutions for the end-user

The companies within the Asia Pacific division sell most of their products to distributors, and ASSA ABLOY has greatly increased the development of complete security solutions to the end-user. Innovation and continuing product development are essential if ASSA ABLOY is to maintain an appealing product range.

Electromechanical security products are becoming ever more important. The Asia Pacific division's product portfolio will be expanded to include more electromechanical products, and electromechanical functionality will be added to many existing products.

Developing distribution on the Chinese market

The Asia Pacific division's highest priority is to develop distribution on the Chinese market. The division's strategy is to acquire companies with an established distribution chain and network of contacts that it can build on. In some cases the local managements and employees will own minority shareholdings in the companies. This is a departure from ASSA ABLOY's usual strategy of having wholly owned Group companies, but part-ownership and local stakeholding are important parts of Chinese business and will help the companies to succeed.

Recruitment vital to success

Recruitment of competent people for its expansion in China is one of the greatest challenges the Asia Pacific division faces. The division is currently training people in its established Australian and New Zealand markets who will then work in China on project management and company development.

Sales to Asia's dynamic markets must increase

In the longer term the balance between the different markets served by the Asia Pacific division will change. At present a clear majority of the division's sales are to Australia and New Zealand and considerably less are to Asia. Ultimately, more than half of all sales should be to Asia. Growth in the division will come both organically and through acquisitions, and most of the division's acquisitions in future years will therefore be in Asia.



Stasia Dye, ASSA ABLOY Asia Pacific, New Zealand.

KEY PRIORITIES

Innovate in product segments, electromechanical solutions and business processes.

Develop and capture benefits from low-cost production units.

Complete the restructuring process.

Develop a cross-cultural management team to handle Asian acquisitions.

Increase manufacture of low-cost products for other divisions.



Rising demand for Identification and Automatic Doors

CHARACTERISTICS OF THE GLOBAL TECHNOLOGIES DIVISION

The division's products are sold entirely to the non-residential segment.

The division's largest markets are North America and Europe.

Three separate business areas: Identification Technology Group (ITG), Automatic Doors and ASSA ABLOY Hospitality.



Joseph J. Grillo, Executive Vice President of ASSA ABLOY and head of Global Technologies division.

Global Technologies division is the Group's worldwide organization dedicated to high-technology products and services. Global Technologies accounts for 19 percent of ASSA ABLOY's total sales. During the year the division achieved an organic growth of 5 percent and an EBITA margin of 13.0 percent. Its head office is located in Providence, Rhode Island, USA. Global Technologies division has 10 production units, 41 sales companies and about 2,900 employees.

Global Technologies division consists of three business areas:

- **The Identification Technology Group (ITG)**, which accounts for 42 percent of the division's sales. ITG's products comprise various types of identification technology for access control as well as Radio Frequency Identification (RFID) and smart cards. These are sold under well-known brand names such as HID, Indala, Sokymat and ACG.
- **Automatic Doors**, which accounts for 40 percent of the division's sales. This business area consists of Besam, which is the world's leading supplier of automatic door solutions.
- **ASSA ABLOY Hospitality**, which accounts for 18 percent of the division's sales. This business area consists of hotel locking systems and safes, and serves the hotel, cruise-ship and other lodging markets with leading brands such as VingCard and Elsafe.

Report on the year

Identification Technology Group (ITG)

During 2004 ITG recorded rising demand and strong sales growth in all its product areas. The companies acquired in 2003, mainly in Europe, have given ITG a more balanced business than it had before, and a priority in 2004 was to integrate these earlier acquisitions. Today 40 percent of ITG's sales are in North America, 40 percent in Europe and 20 percent in Asia, Australia and New Zealand. The margins for ITG have improved during the year. The acquired companies, which specialize in Radio-Frequency Identification (RFID) and smart cards, have been well integrated into the Group.

Demand for ITG products from the access-control market has been good all year. Growth was especially strong in North America.

Strong growth for HID

HID is the world's largest manufacturer of access-control readers and cards for the security market. The company is also a pioneer of Radio-Frequency Identification (RFID) for authenticating access. HID achieved strong growth on all markets in 2004. The company's products, such as the multi-application iClass card, combine a variety of technologies with RFID, including magnetic stripes, barcodes and modules with smart chips.

Holograms or ultraviolet inks can be supplied for users requiring higher security. HID's long experience in card technology has also given the company a strong position in the development of contactless cards, which are now used for applications such as secure access, IT signatures and digital cash. For even greater security such cards can also store users' biometric templates based on fingerprints, iris scans etc.

Product launches during 2004

During the year ITG launched its first access control products under HID's new VertX brand. VertX CS is a new class of access control panels specifically designed to manage access control from a remote central station. Offering full 'plug and play' card access-control functionality in an open-architecture platform, VertX CS is fully scalable from two-door retail installations to large corporate campuses.

The future of electronic passports

Several ITG companies are active in the market for electronic passports. The intention is to introduce a more secure passport than today's and to improve the authenticating process. The ASSA ABLOY companies in this field are already offering a product range that includes both the transponders and readers for electronic passports. The first purchases of these systems are expected in 2005 with significant growth in coming years.

Division Global Technologies, Key figures

Income statement	2004 SEK M	2003 SEK M
Sales, external	4,811	4,093
Sales, internal	100	84
Sales	**4,911**	**4,177**
Organic growth	*5%*	*6%*
Operating income before goodwill amortization (EBITA)[1]	**637**	**542**
Operating margin before goodwill amortization (EBITA)[1]	*13.0%*	*13.0%*
Goodwill amortization	–249	–238
Operating income (EBIT)[1]	**388**	**304**
Operating margin (EBIT)[1]	*7.9%*	*7.3%*
Capital employed		
Capital employed	5,077	5,288
– of which goodwill	4,068	4,189
Return on capital employed[1]	*7.4%*	*5.6%*
Return on capital employed before goodwill amortization[1]	*12.2%*	*9.9%*
Cash flow		
Operating income before goodwill amortization (EBITA)[1]	637	542
Depreciation (excluding goodwill amortization)	95	81
Net capital expenditure	–78	–64
Change in working capital	–2	–10
Cash flow[2]	**652**	**549**
Average number of employees	2,925	2,574

[1] Excluding non-recurring items.
[2] Excluding restructuring payments.


SALES / EBITA
SEK M
SEK M
1,500
1,200
900
600
300
0
180
150
120
90
60
30
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
Sales, SEK M
EBITA, SEK M


CAPITAL EMPLOYED / RETURN ON CAPITAL EMPLOYED
SEK M
%
6,000
4,000
2,000
0
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
Capital employed, SEK M
Return on capital employed, %
Return on capital employed before goodwill amortization, %


EBITA / CASH FLOW
SEK M
300
250
200
150
100
50
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003
2004
EBITA, SEK M
Cash flow, SEK M

File No. 82-34735

Automatic Doors

Besam constitutes the entire Automatic Doors business of the Global Technologies division. In 2004 the company achieved good growth with further improved margins. The growth of service business was particularly strong in all geographic markets. Europe is Besam's largest market and accounts for some 70 percent of sales. Other markets are the USA, accounting for 25 percent of sales, and Asia, Australia and New Zealand, which represent 5 percent.

Reorganization on the US market

Besam's business in the USA has been reorganized, with manufacturing relocated to the Yale plant at Charlotte in North Carolina. This move is now complete and in 2004 the production unit achieved major improvements in efficiency. As a result of this reorganization, and backed by active marketing and sales efforts, Besam succeeded during the year in reversing the negative trend on the American market. Against stiff competition, Besam has been successful in winning a number of important contracts.

Good growth in Europe

Besam has shown strong growth on a number of its European markets especially in the United Kingdom, Spain and central and eastern Europe. Market growth was driven primarily by public investments, the implementation of the Disability Discrimination Act in Britain, and expansion programs led by the international retail chains. Besam was successful in securing several major contracts, particularly in the retail segment.

The Swedish production plant in Landskrona accounts for a major part of the output of Besam's more complex products. The factory was reorganized in 2004 with the aim of reworking production flows so as to improve efficiency and reduce administration costs. The reorganization of manufacturing has been a success and the plant is now achieving more efficient production.

Positive development in Asia Pacific

Although Asian, Australian and New Zealand markets represent a small fraction of Besam's sales, they achieved satisfactory growth in 2004. To meet expected future demand and benefit from lower production costs, Besam and the Asia Pacific division are building a new production plant in Suzhou, China. This will supply both local and export markets with Besam's products mainly intended for the lower end of the market.

Launch of a new brand, EntreMatic

EntreMatic is a new brand in the Automatic Doors business area. Products carrying this name will build on Besam's established technology and know-how, but will be offered through an indirect channel. EntreMatic will act as a complementary brand to reach smaller customers not suited to a direct sales approach.

ASSA ABLOY Hospitality

The weak demand that still prevails in the hotel and travel industry had a negative effect on ASSA ABLOY Hospitality, the division's business area directed at the hotel and cruise-ship markets. For this reason ASSA ABLOY Hospitality was reorganized in 2004, and a new management team has been put in place.

VingCard in Norway reorganized

VingCard in Norway was reorganized during 2004 with the aims of raising efficiency and lowering production costs. Employee numbers were cut back because of plant

GLOBAL TECHNOLOGIES – SALES BY PRODUCT GROUP


Security doors, 1%
Mechanical products, 11%
Electromechanical products, 88%



Berrit Laursen, Besam, Sweden

overcapacity. In addition, parts of VingCard's production will be relocated to low-cost countries. Overall, the restructuring of the Hospitality business area will continue in 2005 with increased emphasis being placed on the strong VingCard and Elsafe brands.

Acquisition in China

ASSA ABLOY Hospitality has acquired Kingsgate in China, which manufactures hotel safes. Kingsgate showed modest growth for the year with positive margins, and its acquisition will strengthen the position of the Hospitality business area on Asian markets.

Ongoing initiatives

Vast potential for ITG

Within a timeframe of a few years, ITG has the potential to show strong growth in all segments. This will be achieved in part through organic growth but also through acquisitions. In its core area of electronic access control, ITG will see significant growth from sales of the next generation of products using contactless smart card technology. For HID, VertX and other products based on an open architecture represent a major growth opportunity.

Elsewhere, ITG will focus on replicating its success in selling RFID technology for access control by applying the same fundamental technology to other rapidly growing market segments. These include industrial applications and national identity cards / electronic passports, where RFID may be combined with biometrics.

Expanding Automatic Doors by acquisitions and product launches

In the Automatic Doors business area, Besam will extend its product portfolio through selective acquisitions, either to expand geographically or to diversify the range of solutions offered to its commercial and retail customer base. Besam will also expand its EntreMatic business into new geographic markets in order to reach smaller customers. New products are being developed to address markets of low penetration or high growth such as eastern Europe and Asia. Besam will also continue to focus on the higher-margin service business, using key-account management to attract major retail, industrial and commercial customers.

Acquisition in the UK

In February 2005 ASSA ABLOY signed an agreement to acquire Doorman Services. The company supplies, installs and services manual and automatic doors and roller shutters throughout the UK and has a strong presence in the retail segment. The acquisition strengthens ASSA ABLOY's Automatic Doors business area.

Focus on strong brands in the Hospitality group

The Hospitality group will focus on its strongest and best-known brands, VingCard and Elsafe. Ongoing restructuring will be directed at reducing the costs of manufacturing locking systems and safes, reducing the overhead structures of the business, and streamlining logistics and the supply chain. Development in such areas as card activation, RFID-based locks and wireless 'on-line' locks will continue, so that hotel chains and other customers can be offered the latest technical innovations. Other major initiatives will emphasize key-account management and increasing service revenue.


In a Day
David Sullivan, HID EMEA, UK

KEY PRIORITIES

Establish a presence in growing RFID markets by developing new products.

Improve efficiency and lower production costs.

Increase service and maintenance business in ASSA ABLOY Hospitality and Besam.

Coordinate strategy for key-account management with the Group's other divisions to increase sales of all Global Technologies products.

Complex demands on both accessibility and control call for many different locking and authentication functions





Airports Modern airports are divided into multiple security zones with complex security needs. There are often thousands of staff with different access authority determined by their duties. An electronic card system allows everyone to go just to areas where their job requires.

Airports also have public areas with open access. With so many people in one place and most unfamiliar with the site layout, a critical consideration is safety in a security alert or other emergency. Clearly signed emergency exits guiding people through just a few doors allow quick, safe evacuation.

Report of the Board of Directors for 2004

The Annual Report of ASSA ABLOY AB (publ.), Corporate Organization number 556059-3575, contains the Group's accounts for the financial year 1 January – 31 December 2004.

Important events

Refined business strategy

During the year ASSA ABLOY has carried out a review of the Group's strategy to take account of the changes that have occurred on the market and within ASSA ABLOY.

The strategy developed is founded on three themes. The first theme aims to strengthen organic growth in ASSA ABLOY's core business. This includes activities in the specification market for new construction; actively exploiting and developing existing distribution channels; and exploiting the potential of the door and window industry to better advantage. The second theme is concerned with expansion in attractive and fast-growing markets and product segments, including the consumer market, the Chinese market and the electromechanical lock segment. The third theme focuses on exploiting the Group's size to generate significant savings, especially in production and purchasing.

The two-year Leverage & Growth action program

A two-year action program was launched towards the end of 2003 to leverage the Group's strength and create a basis for sustainable growth. Underperforming units should be turned round by the end of 2004, or else divested. The cost of the program amounted to SEK 1,320 M and it would involve a reduction of 1,400 in the number of people employed.

The largest part of the program applies to EMEA division and is directed towards raising productivity, which is being achieved primarily by reductions in the workforce. Americas division's part of the program, which was completed during the year, mainly concerned underperforming units. Asia Pacific division's part of the program is concentrating on consolidation of production, while Global Technologies division is focusing on realizing synergies in the Identification business in Europe and on strengthening its competitiveness in the Hospitality business.

Work under the action program is proceeding well, with a long list of specific activities. Two underperforming units in Americas division have been divested during the year, while other underperforming units have been improved.

LEVERAGE & GROWTH ACTION PROGRAM (SEK M)

Division	Total cost	Still to be spent at 31 Dec 2004
EMEA	860	513
Americas	230	25
Asia Pacific	120	33
Global Technologies	110	15
Total	**1,320**[1]	**586**

[1] Of the total cost, SEK 385 M relates to write-down of assets.

In 2004, payments made under the action program amounted to SEK 321 M of the planned total of SEK 935 M, and 750 of the 1,400 employees affected left the Group. Negotiations concerning 1,150 of the 1,400 redundancies have been completed.

By the second half of 2005, annual savings are expected to be running at SEK 450 M. Savings in 2004 amounted to SEK 150 M.

Acquisitions in EMEA division

Nemef BV in the Netherlands and Corbin Srl in Italy were acquired from Black & Decker on 5 January 2004 in accordance with the contract signed in March 2003. The total acquisition price was EUR 66 M. Goodwill arising in connection with the acquisition was about EUR 40 M. The companies have annual sales of about EUR 50 M with good profitability. The companies have contributed to earnings per share from the date of acquisition.

A small business concerned with secure handling of keys was acquired in Sweden during the year.

Acquisitions in Asia Pacific division

Security Merchants Group in Australia and New Zealand was acquired on 4 March 2004. Security Merchants is a leader in project specification and electronic and electromechanical security solutions, and the acquisition will help to strengthen ASSA ABLOY's position in this area. Security

Merchants has annual sales of about AUD 30 M. The company has contributed to earnings per share from the date of acquisition.

On 13 December 2004 a contract was signed for the acquisition of BEST Metaline, one of South Korea's leading companies in lock and door fittings. BEST Metaline will add new products to ASSA ABLOY's security offering and will strengthen ASSA ABLOY's market position in north east Asia. BEST Metaline's sales in 2004 totaled around SEK 65 M and the company is expected to make a positive contribution to earnings per share from the date of acquisition.

Acquisitions by Global Technologies division

Two small businesses were acquired during the year. Panija in England works in identification, while Kingsgate in China manufactures hotel safes.

On 31 January 2005 a contract was signed for the acquisition of Doorman Services, one of the UK's leading door service companies. The acquisition will broaden ASSA ABLOY's offering in automatic doors. Doorman Services' sales in 2004 totaled around GBP 11 M and the company is expected to make a positive contribution to earnings per share from the date of acquisition.

Divestments in Americas division

On 24 August 2004 ASSA ABLOY completed the sale of the principal operating assets of Folger Adam Security Detention to Phelps-Tointon. Folger Adam was part of the acquisition of Intruder Security Group from Williams in August 2000. On 20 September 2004 the principal operating assets of Trussbilt Detention were sold to a group of private investors. Trussbilt was part of the acquisition of United Door products in June 2001. Both Folger Adam Security Detention and Trussbilt Detention are active in locks for prisons. The divested businesses have annual sales of about SEK 200 M, and the transactions will have a positive effect on ASSA ABLOY's operating margin from the respective dates of sale.

Cooperation agreements

During the year ASSA ABLOY invested in the Swedish company Brighthandle, which develops innovative door handles. Collaboration with the American development company CoreStreet, which is involved in identification and access control, was also intensified.

Incentive 2004

During the year an international incentive program, Incentive 2004, was launched, which offers the Group's employees the opportunity to benefit from growth in the value of the ASSA ABLOY share. This is expected to lead to greater interest in the Group's financial performance and to strengthen employees' sense of involvement in the Group. Almost 2,000 employees in some 15 countries took part in the program, which amounts to EUR 100 M and will run until June 2009.

Financing

During the year ASSA ABLOY renegotiated the conditions of the company's back-up facility. The facility amounts to EUR 1,000 M and runs for an initial period of five years. The conditions include no financial covenants and are independent of ratings. ASSA ABLOY has also repurchased EMTN loans worth EUR 300 M, out of a total of EUR 600 M, with a redemption date of December 2006. The purpose is to improve the maturity structure and thereby reduce risk and adjust the loan portfolio to the Group's current requirements.

New dividend policy

ASSA ABLOY's Board of Directors decided in 2004 to adopt a new dividend policy under which, in the long term, 33–50 percent of earnings after standard tax of 28 percent will be distributed, but always taking into account ASSA ABLOY's long-term financial requirements. The change to IFRS accounting from 2005 means that the income statement will no longer be burdened with amortization of goodwill. This permits a significant increase in the dividend paid.

Environmental impact

Four of the ASSA ABLOY Group's subsidiaries in Sweden carry out licensable business activities in accordance with Swedish environmental regulations. The Group's activities liable to license and registration affect the external environment chiefly through the subsidiaries Assa AB, Assa Industri AB, AB FAS Låsfabrik and FIX AB. The companies operate machine shops and foundries and associated surface-coating plants, which have an impact on the external environment through the discharge of water, air and solid waste.

The subsidiaries Assa AB, Assa Industri AB, AB FAS Låsfabrik and FIX AB are actively addressing environmental issues, and are certified in accordance with ISO 14001. Most units outside Sweden carry out licensable business activities and hold comparable licenses under local legislation.

Legal disputes

ASSA ABLOY is involved in a number of disputes, but these require no further disclosure considering the size of the disputed amounts, applicable insurance cover, etc.

Accounting principles

From 2004 ASSA ABLOY is adopting the Swedish Financial Accounting Standards Council's Standard RR 29 'Employee benefits' in the Group's accounting. The rules are based on IAS 19. Pensions and other remuneration after retirement have previously been reported in accordance with each country's local rules. The move to RR 29 had a negative effect of some SEK 815 M on the Group's shareholders' equity after deduction for deferred tax. In accordance with RR 29, this effect is reported as a correction to the opening shareholders' equity on 1 January 2004. The move itself will have no effect on income or cash flow. Nor will there be any change to the ASSA ABLOY Group's obligations to its employees. In other respects, accounting principles are unchanged from previous years. The effects of the change to IFRS in 2005 are described in Note 1.

Outlook

Organic sales growth is expected to continue at a good rate. The operating margin (EBITA) is expected to rise, mainly due to savings resulting from the restructuring program. Excluding restructuring payments, the strong cash generation is expected to continue. Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong positions will accelerate growth and increase profitability.

File No. 82-34735

Corporate **Governance**

ASSA ABLOY's objective is that its activities should generate good long-term returns for its shareholders and other stakeholders. An effective scheme of corporate governance for ASSA ABLOY comprises a number of interacting components, which are described below.


FINANCIAL REPORTING
EXTERNAL AUDITING
DECENTRALIZED ORGANIZATION

Ownership

ASSA ABLOY's principal shareholders are Investment AB Latour and SäkI (9.8 percent of the capital and 29.8 percent of the votes) and Melker Schörling and companies (4.0 percent of the capital and 11.6 percent of the votes). The number of shareholders at year-end was 30,191. ASSA ABLOY's share capital at year-end amounted to SEK 366 M, distributed among 19,175,323 Series A shares and 346,742,711 Series B shares. All shares give the holders equal rights to the company's assets and earnings. Each Series A share carries 10 votes and each Series B share one vote.

Annual General Meeting

The Annual General Meeting must be held within six months of the end of the company's financial year. Shareholders who are recorded in the share register on the nominated day and who have notified their intention to attend may take part in the Meeting.

Board of Directors

The Board consists of nine members, two employee representatives and two deputy employee representatives. The Board meets on not less than four occasions a year, at least one of which is a meeting combined with a visit and an in-depth review of a country in which the company has operations. During 2004, seven Board meetings were held. The Board decides on the Group's overall strategy and the acquisition of companies and real estate. In addition, the Board is responsible for the organization and administration of the Group in accordance with the Swedish Companies Act. Working procedures for the Board and instructions for the CEO have been set down in written form and are reviewed annually.

The Board has a Remuneration Committee consisting of three people. There is also an Audit Committee, which consists of four people. The purpose of these committees is to assist the Board in giving deeper and more efficient consideration to these matters. The Audit Committee holds three meetings a year, one of which forms the annual year-end meeting, held in conjunction with the ordinary Board meeting. The Committee's duties include review of financial policy and control of the company's financial reporting, internal reporting and control systems, and legal risks. There is an ongoing dialog with the appointed auditor, who participates in the Audit Committee's meetings.

The Audit Committee consists of Melker Schörling (Chairman), Gustaf Douglas, Per-Olof Eriksson and Lotta Lundén. There is also a Nomination Committee with the duties – before each General Meeting – of preparing for the selection of Directors, the setting of Directors' remuneration and associated issues. The Nomination Committee consists of Gustaf Douglas (Chairman), Georg Ehrnrooth and Melker Schörling, plus two representatives of the major institutional shareholders. In November 2004 Marianne Nilsson of Robur and Staffan Grefbäck of Alecta were appointed as members of the Nomination Committee prior to the 2005 Annual General Meeting.

Remuneration of Board and Management

Remuneration of the Board is in accordance with decisions taken at the Annual General Meeting. There are no separate fees for committee work. The Chairman of the Board and the Directors receive fees that are decided by the Board within the framework of a total sum decided by the Annual General Meeting, which is currently SEK 3.6 M (3.6). The Chairman and other Directors have no pension benefits or severance pay agreements. The CEO and the employee representatives do not receive a Director's fee. Remuneration of the CEO and the Executive Team is determined by the Remuneration Committee and approved by the Board. The Remuneration Committee consists of Georg Ehrnrooth (Chairman), Melker Schörling and Sven-Christer Nilsson. The Remuneration Committee held three meetings in 2004.

Remuneration of the Executive Team consists of basic salary, variable salary, other benefits, and pensions. Variable salary is based primarily on improvement in operating income compared with the previous year in the recipient's area of responsibility. Variable salary may also be based on organic growth. Such variable salary is capped at a maximum of two-thirds of basic salary. The Executive Team also has the opportunity to receive variable salary based on improvement in earnings per share. The maximum payment of SEK 2 M per person applies if earnings per share increase by 25 percent compared with the previous year. Half of such variable salary is paid the following year, while the other half is retained for four years and grows at the same rate as the Group's return on capital employed. This second half is paid only if, at the end of the period, the person concerned has neither left his job on his own initiative nor been dismissed for breach of contract.

Basic pension arrangements for the CEO and others in the Executive Team are through participation in the ITP plan or equivalent. In addition, the CEO and certain other senior executives have the right to retire with a pension at the earliest on reaching the age of 60. ASSA ABLOY pays a premium on pensions amounting to about 60 percent of basic salary. Assuming service of at least 15 years, this means that pensions will amount to 70 percent of basic salary at the time of retiring for those between the ages of 60 and 65, and 50 percent of this salary after the age of 65 for the remainder of life. The CEO has a severance payment agreement providing 100 percent of his basic salary for 24 months. The payment is made only where the company terminates the contract. The CEO is also entitled to reimbursement for any losses resulting from relocation. Others in the Executive Team are entitled to six months' notice and receive a severance payment of 100 percent of their basic salary for a maximum of 12 months, which is reduced by any income from employment that may arise.

REMUNERATION AND OTHER BENEFITS PAID TO SENIOR OFFICE-HOLDERS

SEK M	Salary/ Fee	Variable salary	Pension costs	Other benefits	Social costs	Total
Chairman	1	–	–	–	0	1
Other Board members	3	–	–	–	1	4
CEO	6	5	4	0	5	20
Other senior executives (5 people)	15	16	5	0	5	41
Total	**25**	**21**	**9**	**0**	**11**	**66**

Executive Team shareholdings in ASSA ABLOY

Members of the Executive Team hold Series B shares, and have taken part in the convertible debenture loans 2001/06 Series 1-4 and 2004/09 Series 1-4 through purchase of shares in ASSA ABLOY Incentive 2001 Holding S.A. and ASSA ABLOY Incentive 2004 Holding S.A., as detailed in the table below. The shares were purchased at market value in line with the offers made to employees in 2001 and 2004.

EXECUTIVE TEAM SHAREHOLDINGS IN ASSA ABLOY AT 31 DECEMBER

	Series B shares		Incentive programs[1]	
	2004	2003	2004	2003
Bo Dankis	86,000	86,000	267,550	10,750
Göran Jansson	230,000	351,784	231,200	60,000
Geoff Norcott	–	–	161,200	60,000
Thanasis Molokotos	25,000	25,000	86,100	55,000
Joseph J. Grillo	–	–	164,800	32,500
Åke Sund	135,000	175,000	153,400	60,000

[1] Equivalent number of Series B shares at conversion prices EUR 10.20 – 25.30.

Incentive programs

ASSA ABLOY is constantly striving to strengthen the motivation of its personnel and their involvement in the Group's continuing development. Since 1995 there have been several Incentive programs, which also aim to increase employees' shareholdings in ASSA ABLOY. Over 4,000 employees in more than 15 countries are taking part in the current Incentive programs.

Executive Management

ASSA ABLOY's business operations are divided into four divisions. The Executive Team (Group Management) consists of the CEO, the heads of the Group's divisions, the Deputy CEO (who is also CFO) and an Executive Vice President responsible for market and business development. The composition of this group gives a geographical and strategic spread of responsibility designed to ensure short decision-making paths.

Management philosophy

ASSA ABLOY's firm conviction is that people make the company. The Group's management philosophy is based on trust, positive thinking, and respect for local conditions and values.

The four cornerstones of Vision, Realism, Ethics and Courage play a central role in the Group.

Policies and guidelines

The Group's most important policies and guidelines concern ethics and social responsibility, environmental issues, financial control, the Group's brands, and communication issues. In 2004 ASSA ABLOY adopted a Code of Conduct that applies to the whole Group. The Code, which is based on a set of internationally accepted conventions, defines the values and guidelines that should govern the Group in matters such as business ethics, rights and privileges and social responsibility.

The environmental policy provides guidance for the Group's environmental work and is based on international Standards in this field, such as ISO 14001, the UN Global Compact and the OECD's Guidelines.

Common financial, reporting and investment policies set the frameworks for financial control and monitoring.

Guidelines concerning brands aim to protect and develop the major assets that the Group's brands represent. The ASSA ABLOY brand is used as an endorsement brand standing behind the local brands.

ASSA ABLOY's communication policy aims to treat all interested parties in the same way; to present important information at the right time and in the right way; to meet legal requirements and observe relevant stock market rules; and to maintain a high level of ethics.

File No. 82-34735

Internal control and risk management

The Board has overriding responsibility for an efficient system of internal control and risk management, while the CEO is responsible for executing internal control and risk management. Risk management includes continually identifying, quantifying and assessing the business risks that the company is exposed to.

In the annual budget process, the Executive Team establishes business frameworks while also laying the basis for a high degree of decentralization of the Group's operations.

Internal financial reporting is based on the Group's various benchmarking units. Results are monitored against budgets and against previous years' performance. Continuous benchmarking among all the Group's units forms an important part of the control and monitoring of operations.

For information about financial risks see the section 'Financial risk management' on page 59.

Decentralized organization

The Group tries to achieve a simple, 'flat' organization in which all its businesses are divided into benchmarking units included in the Group's four operating divisions. A benchmarking unit may be either a factory or a sales company. The Group currently has more than 70 factories and more than 80 sales companies.

The local management group for a benchmarking unit has operational responsibility for its earnings, and as a rule reports direct to the management of its division. This makes for a 'flat' organization with short decision-making paths. Examples of central functions are Operations, Shared Technologies and Supply Management – areas where there are obvious economies of scale.

The Group's multinational management is important in ensuring understanding of, and sensitivity to, local needs, business procedures and distribution requirements. These are vital in achieving success because of the very local nature of the lock industry.

External audit

The Annual General Meeting has appointed PricewaterhouseCoopers as auditors for the period up to the 2006 Annual General Meeting. PricewaterhouseCoopers undertakes the audit of ASSA ABLOY AB, the Group and a substantial majority of its subsidiaries round the world. The audit of ASSA ABLOY AB also covers the administration by the Board of Directors and the CEO.

The audit is carried out in accordance with good auditing practice in Sweden. The auditing of annual financial statements for legal entities outside Sweden is in accordance with legal requirements and other applicable regulations in the countries concerned and with good auditing practice as defined by the International Federation of Accountants (IFAC) for the issue of audit reports for the legal entities. For remuneration of auditors, see Note 4.

The Group's accounting and valuation principles comply with Sweden's Annual Accounts Act and the standards and pronouncements of the Swedish Financial Accounting Standards Council, in accordance with the listing contract of the Stockholm Stock Exchange.

Financial reporting

External financial information is provided at regular intervals via Quarterly Reports issued as press releases, and via the Annual Report. News and other important information that could affect the share price are issued via press releases. Coinciding with press releases and the presentation of quarterly and year-end results, telephone conferences and meetings with analysts and investors are held. All Reports and press releases are simultaneously published on ASSA ABLOY's website, www.assaabloy.com.

The Swedish Code of Corporate Governance

The Swedish Code of Corporate Governance was published on 16 December 2004. The Code, which is based on self-regulation using the 'comply or explain' principle, deals mainly with the organization and methods of working of a company's annual general meeting, board of directors and management, and the interaction between the three. The subjects covered include rules for the appointment of the board and auditor, the board's responsibility for internal control, processes for setting the remuneration of the company management, and information about corporate governance. ASSA ABLOY intends to adopt the Code from 1 July 2005, when the Code is expected to become part of the rules of the Stockholm Stock Exchange.

ORGANIZATIONAL STRUCTURE


Executive team
EMEA
Americas
Asia Pacific
Global Technologies
Benchmarking units

Sales and **earnings**

- Organic growth for comparable units was 5 percent (0).
- Operating margin before amortization of goodwill and excluding non-recurring items (EBITA) was 14.7 percent (13.9).
- Earnings per share excluding non-recurring items amounted to SEK 4.05 (3.31).

Sales

The Group's sales rose in 2004 to SEK 25,526 M (24,080). Exchange-rate effects affected sales negatively by SEK 982 M compared with 2003. In local currencies, sales increased by 10 percent. Of this, organic growth by comparable units accounted for 5 percent (0), while acquired units made a positive contribution of 5 percent.

CHANGES IN SALES

%	2004	2003
Acquired growth	5	5
Organic growth	5	0
Currency effects	–4	–10
Total	**6**	**–5**

Mechanical locks, lock systems and accessories accounted for 53 percent (57) of sales. Sales of electromechanical and electronic locks rose to 27 percent (24). Sales of security doors and fittings also increased to 20 percent (19).

SALES BY PRODUCT GROUP

%	2004	2003
Mechanical locks, lock systems and accessories	53	57
Electromechanical and electronic locks	27	24
Security doors and fittings	20	19

Cost structure

Total remuneration costs including social costs and pension costs amounted to SEK 8,526 M (8,351), which represents 33 percent (35) of sales. The average number of employees was 29,160 (28,708).

The average number of employees in the Parent Company was 52 (43).

The Group's material costs totaled SEK 7,213 M (6,527), which represents 28 percent (27) of sales.

Other purchasing costs totaled SEK 5,146 M (4,951), which represents 20 percent (21) of sales.

Depreciation of tangible fixed assets amounted to SEK 860 M (861), which represents 3 percent (4) of sales.

Operating income

Operating income (EBIT) amounted to SEK 2,770 M (1,073). The operating margin was 10.9 percent (4.5).

Depreciation and amortization for the year totaled SEK 1,872 M (1,856), of which SEK 978 M (959) represented goodwill.

Operating income before depreciation and amortization (EBITDA), adjusted for non-recurring items, amounted to SEK 4,642 M (4,249). The corresponding margin was 18.2 percent (17.6).

Consolidated operating income before goodwill amortization (EBITA) amounted to SEK 3,748 M (3,352) and was affected negatively by exchange-rate effects totaling SEK 146 M.

The operating margin before goodwill amortization was 14.7 percent (13.9).

Income before tax

Income before tax and non-recurring items totaled SEK 2,294 M (1,903). This represents an increase of 21 percent compared with the previous year, with negative currency effects of SEK 78 M. Financial items amounted to SEK –484 M (–497). The improvement is due to reduced net debt. Profit margin – defined as income before tax and non-recurring items in relation to sales – amounted to 9.0 percent (7.9).

The Parent Company's income before tax amounted to SEK 3,876 M (-439).

Tax

The Group's tax charge totaled SEK 792 M (556), which corresponds to an effective tax rate of 34.5 percent (35.5) after adjusting for non-recurring items and tax pertaining to them.

Earnings per share

Earnings per share excluding non-recurring items amounted to SEK 4.05 (3.31). Earnings per share excluding goodwill and non-recurring items amounted to SEK 6.66 (5.89).

File No. 82-34735

Income statements

	Note	GROUP EUR M[1] 2004	GROUP SEK M 2004	GROUP SEK M 2003	PARENT COMPANY EUR M[1] 2004	PARENT COMPANY SEK M 2004	PARENT COMPANY SEK M 2003
Sales	2	2,799	25,526	24,080	–	–	–
Cost of goods sold		–1,661	–15,148	–14,613	–	–	–
Gross income		**1,138**	**10,378**	**9,467**	**–**	**–**	**–**
Selling expenses		–468	–4,272	–3,957	–	–	–
Administrative expenses	4	–206	–1,883	–1,679	–36	–331	–234
R&D costs		–55	–500	–447	–	–	–
Other operating income		19	181	180	63	580	202
Other operating expenses		–17	–157	–212	–	–	–
Goodwill amortization	5	–107	–978	–959	–	–	–
Non-recurring items	7	–	–	–1,320	–	–	–
Operating income	3, 6	**304**	**2,770**	**1,073**	**27**	**249**	**–32**
Income from shares and shareholdings in subsidiaries	8	–	–	–	444	4,044	33
Interest income and similar income items	9	20	186	224	55	506	481
Interest expenses and similar expense items	9	–73	–670	–721	–101	–923	–921
Shares of earnings in associated companies		1	8	7	–	–	–
Income before tax		**252**	**2,294**	**583**	**425**	**3,876**	**–439**
Tax	10	–87	–792	–556	–1	–7	–
Minority interests		–1	–7	–18	–	–	–
Net income		**164**	**1,495**	**9**	**424**	**3,869**	**–439**
Earnings per share	16						
after tax and before conversion, SEK			4.09	0.06			
after tax and before conversion, SEK				3.30[2]			
after tax and full conversion, SEK			4.05	0.07			
after tax and full conversion, SEK				3.31[2]			
after tax and full conversion but excluding goodwill, SEK			6.66	5.89[2]			

[1] Average EUR/SEK rate: 9.12.
[2] Excluding non-recurring items after tax.

ASSA ABLOY is organized into three geographical divisions and one product division. The geographical divisions, EMEA (Europe, Middle East and Africa), Americas (North and South America) and Asia Pacific (Asia, Australia and New Zealand), consist of a number of local lock companies which are active mainly on a local market. The product division, Global Technologies, covers Identification, Automatic Doors and Hospitality, which all serve a global market. The column headed 'Other' in the table includes common Group functions.

EMEA

Sales totaled EUR 1,210 M (1,116), with organic growth of 3 percent. Operating income before goodwill amortization and excluding non-recurring items amounted to EUR 181 M (149), with an operating margin (EBITA) of 15.0 percent (13.4). Return on capital employed before goodwill amortization amounted to 17.2 percent (14.2). Operating cash flow before interest paid amounted to EUR 201 M (172).

EMEA made excellent progress this year, which was mainly due to the two largest market areas, Scandinavia and France, and in part to improved market conditions.

Eastern Europe and Israel showed strong organic growth during the year, while Italy and the United Kingdom lost sales volumes, which had a negative impact on results. The structural changes in the division affected results positively. The acquisition of Nemef strengthened the division's position in the Benelux area.

Americas

Sales totaled USD 1,129 M (1,073), with organic growth of 6 percent. Operating income before goodwill amortization and excluding non-recurring items amounted to USD 198 M (176), with an operating margin (EBITA) of 17.6 percent (16.5). Return on capital employed before goodwill amortization amounted to 18.7 percent (16.2). Operating cash flow before interest paid amounted to USD 192 M (189).

Good progress in Americas was due in part to improved demand in the USA, specifically in the important commercial segment. Profitability was also improved by the structural measures undertaken and by the divestment of the Detention Group. The Architectural Hardware Group, which represents about 40 percent of Americas' sales, continued to improve its profitability despite relatively stable volumes. The Door Group showed strong growth, due in part to a rise in new construction and in part to price rises resulting from the increased cost of steel. The Residential Group showed strong growth and profitability. South America and Mexico also developed well.

Asia Pacific

Sales totaled AUD 343 M (309), with organic growth of 7 percent. Operating income before goodwill amortization and excluding non-recurring items amounted to AUD 52 M (46), with an operating margin (EBITA) of 15.1 percent (14.9). Return on capital employed before goodwill amortization amounted to 15.5 percent (15.1). Operating cash flow before interest paid amounted to AUD 51 M (42).

Australia showed weak positive growth of both volumes and margins during the year, while sales volumes in New Zealand grew strongly. The division's exports were hit by changes in exchange rates. Development in China and South East Asia was strong. The acquisition of Security Merchants strengthens the division's position, chiefly in Australia and New Zealand.

Global Technologies

Sales totaled SEK 4,911 M (4,177), with organic growth of 5 percent. Operating income before goodwill amortization and excluding non-recurring items amounted to SEK 637 M (542), with an operating margin (EBITA) of 13.0 percent (13.0). Return on capital employed before goodwill amortization amounted to 12.2 percent (9.9). Operating cash flow before interest paid amounted to SEK 652 M (549).

Global Technologies is making good progress, with good development of sales and margins after allowing for the dilution effects of acquisitions. The Identification business area developed positively, especially in North America, with strong growth and improved margins. The acquired units in Europe developed well.

Automatic Doors achieved gradually increasing sales growth during the year in terms of both new sales and service. Europe and Asia are showing strong advances while North America improved after restructuring measures were implemented. The market for Hospitality fell back this year. Profitability continued to be weak as parts of the business were restructured and a number of management changes were made.

File No. 82-34735

	EMEA[1] EUR M		Americas[2] USD M		Asia Pacific[3] AUD M		Global Technologies[4] SEK M		Other SEK M		Total SEK M	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Sales, external	1,179	1,081	1,125	1,069	320	288	4,811	4,093			25,526	24,080
Sales, internal	31	35	4	4	23	21	100	84	–533	–544		
Sales	**1,210**	**1,116**	**1,129**	**1,073**	**343**	**309**	**4,911**	**4,177**	**–533**	**–544**	**25,526**	**24,080**
Organic growth	*3%*	*–1%*	*6%*	*–2%*	*7%*	*5%*	*5%*	*6%*			*5%*	*0%*
EBITA [5]	**181**	**149**	**198**	**176**	**52**	**46**	**637**	**542**	**–269**	**–217**	**3,748**	**3,352**
EBITA / Sales	15.0%	13.4%	17.6%	16.5%	15.1%	14.9%	13.0%	13.0%			14.7%	13.9%
Goodwill amortization	–39	–37	–43	–41	–11	–10	–249	–238			–978	–959
Non-recurring items	–	–94	–	–29	–	–23	–	–110			–	–1,320
Operating income (EBIT)	**142**	**18**	**155**	**106**	**41**	**13**	**388**	**194**	**–269**	**–217**	**2,770**	**1,073**
Operating margin (EBIT) [5]	*11.7%*	*10.1%*	*13.8%*	*12.6%*	*11.9%*	*11.8%*	*7.9%*	*7.3%*			*10.9%*	*9.9%*
Capital employed	1,020	939	1,066	1,046	314	280	5,077	5,288	–268	136	22,683	22,984
– of which, goodwill	526	521	655	696	168	155	4,068	4,189			14,012	14,766
Return on capital employed [5]	*13.5%*	*10.6%*	*14.6%*	*12.4%*	*12.3%*	*11.8%*	*7.4%*	*5.6%*			*11.8%*	*9.6%*
Return on capital employed before goodwill amortization [5]	*17.2%*	*14.2%*	*18.7%*	*16.2%*	*15.5%*	*15.1%*	*12.2%*	*9.9%*			*16.0%*	*13.3%*
Assets	1,398	1,295	1,225	1,252	376	345	6,186	6,446	475	758	29,322	29,827
Liabilities	378	356	160	206	62	65	1,109	1,158	12,977	12,928	18,874	19,149
EBITA [5]	181	149	198	176	52	46	637	542	–269	–217	3,748	3,352
Depreciation (excluding goodwill)	55	55	31	31	12	11	95	81	10	5	894	897
Investments – acquisitions	–49	–50	–36	–42	–13	–11	–104	–87	–24	–9	–894	–952
Investments – disposals	12	11	9	16	8	1	26	23	16	1	244	258
Change in working capital	2	7	–10	8	–8	–5	–2	–10	53	79	–48	168
Cash flow [6]	**201**	**172**	**192**	**189**	**51**	**42**	**652**	**549**			**3,944**	**3,723**
Items not affecting cash flow									–16	62	–16	62
Interest paid and received									–489	–520	–489	–520
Operating cash flow [6]											**3,439**	**3,265**
Acquisitions of shares in companies	–78	–14	–	–78	–18	–13	–62	–267	–13	–37	–917	–1,133
Disposals of shares in companies	–	–	8	–	–	–	–	–	–	–	62	–
Average number of employees	12,774	12,481	9,767	10,091	3,629	3,507	2,925	2,574	65	55	29,160	28,708

SEK M	EMEA[1]		Americas[2]		Asia Pacific[3]		Global Technologies[4]		Other		Total	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Sales, external	10,747	9,858	8,242	8,625	1,726	1,506	4,811	4,093			25,526	24,080
Sales, internal	284	318	28	32	121	109	100	84	–533	–544		
Sales	**11,031**	**10,176**	**8,270**	**8,657**	**1,847**	**1,615**	**4,911**	**4,177**	**–533**	**–544**	**25,526**	**24,080**
Organic growth	3%	–1%	6%	–2%	7%	5%	5%	6%			5%	0%
EBITA [5]	**1,650**	**1,359**	**1,452**	**1,428**	**278**	**240**	**637**	**542**	**–269**	**–217**	**3,748**	**3,352**
EBITA / Sales	*15.0%*	*13.4%*	*17.6%*	*16.5%*	*15.1%*	*14.9%*	*13.0%*	*13.0%*			*14.7%*	*13.9%*
Goodwill amortization	–358	–338	–314	–331	–57	–52	–249	–238			–978	–959
Non-recurring items	–	–860	–	–230	–	–120	–	–110			–	–1,320
Operating income (EBIT)	**1,292**	**161**	**1,138**	**867**	**221**	**68**	**388**	**194**	**–269**	**–217**	**2,770**	**1,073**
Operating margin (EBIT) [5]	*11.7%*	*10.1%*	*13.8%*	*12.6%*	*11.9%*	*11.8%*	*7.9%*	*7.3%*			*10.9%*	*9.9%*
Capital employed	9,204	8,519	7,049	7,528	1,620	1,513	5,077	5,288	–268	136	22,683	22,984
– of which, goodwill	4,748	4,728	4,332	5,010	864	839	4,068	4,189			14,012	14,766
Return on capital employed [5]	*13.5%*	*10.6%*	*14.6%*	*12.4%*	*12.3%*	*11.8%*	*7.4%*	*5.6%*			*11.8%*	*9.6%*
Return on capital employed before goodwill amortization [5]	*17.2%*	*14.2%*	*18.7%*	*16.2%*	*15.5%*	*15.1%*	*12.2%*	*9.9%*			*16.0%*	*13.3%*
Assets	12,616	11,748	8,105	9,010	1,940	1,865	6,186	6,446	475	758	29,322	29,827
Liabilities	3,410	3,230	1,058	1,482	320	351	1,109	1,158	12,977	12,928	18,874	19,149
EBITA [5]	1,650	1,359	1,452	1,428	278	240	637	542	–269	–217	3,748	3,352
Depreciation (excluding goodwill)	500	505	227	250	62	56	95	81	10	5	894	897
Investments – acquisitions	–436	–458	–263	–341	–67	–57	–104	–87	–24	–9	–894	–952
Investments – disposals	96	101	68	129	38	4	26	23	16	1	244	258
Change in working capital	16	66	–72	61	–43	–28	–2	–10	53	79	–48	168
Cash flow [6]	**1,826**	**1,573**	**1,412**	**1,527**	**268**	**215**	**652**	**549**			**3,944**	**3,723**
Items not affecting cash flow									–16	62	–16	62
Interest paid and received									–489	–520	–489	–520
Operating cash flow [6]											**3,439**	**3,265**
Acquisitions of shares in companies	–707	–127	–	–632	–135	–70	–62	–267	–13	–37	–917	–1,133
Disposals of shares in companies	–	–	62	–	–	–	–	–	–	–	62	–
Average number of employees	12,774	12,481	9,767	10,091	3,629	3,507	2,925	2,574	65	55	29,160	28,708

[1] Europe, Middle East and Africa.
[2] North and South America.
[3] Asia, Australia and New Zealand.
[4] Automatic Doors, Hospitality and Identification.
[5] 2003 excluding non-recurring items.
[6] Excluding restructuring payments.

Financial **position**

- Capital employed amounts to SEK 22,683 M (22,984).
- Net debt was reduced to SEK 12,208 M (12,290).
- Net debt / equity ratio was 1.17 (1.15).

SEK M	2004	2003
Capital employed	22,683	22,984
– of which, goodwill	14,012	14,766
Net debt	12,208	12,290
Minority interests	27	16
Shareholders' equity	10,448	10,678

Capital employed

Capital employed in the Group – defined as total assets less interest-bearing assets and non-interest-bearing liabilities including deferred tax liabilities – amounted to SEK 22,683 M (22,984). The return on capital employed, excluding goodwill amortization and non-recurring items, was 16.0 percent (13.3).

Intangible assets amounted to SEK 14,154 M (14,933). The change is explained mainly by amortization. During the year goodwill of SEK 671 M arose from acquisitions. A valuation model based on discounted future cash flow is used for regular impairment testing of goodwill. No write-down took place this year.

Tangible fixed assets amounted to SEK 5,163 M (5,329). Investments in tangible fixed assets, less sales of tangible fixed assets, totaled SEK 650 M (694). Depreciation according to plan amounted to SEK 860 M (861).

Deferred tax receivables amounted to SEK 793 M (507). The increase is due principally to the increased pension liability arising in connection with the move to RR 29.

Accounts receivable totaled SEK 4,146 M (4,131) and inventories totaled SEK 3,135 M (3,030). The average collection period for accounts receivable was 55 days (56). Material throughput time averaged 105 days (108), the improvement being due to the systematic efforts being undertaken by the Group to reduce capital tied up in inventory.

Net debt

Net debt amounted to SEK 12,208 M (12.290), of which pension liabilities accounted for SEK 1,677 M (723). Net debt was reduced by the strong operational cash flow but increased to a comparable extent by company acquisitions and the changed accounting principles applying to employee benefits and the dividend paid.

External financing

The Group's long-term loan financing consists mainly of an EMTN program for a maximum of EUR 1,500 M (1,500), a global Commercial Paper program for a maximum of USD 1,000 M (1,000), a Nordic MTN program for EUR 300 M (300) and a Swedish Commercial Paper program for SEK 5,000 M (5,000).

At year-end the EMTN program was being utilized for SEK 2,706 M, the global Commercial Paper program for SEK 4,128 M, the Nordic MTN program for SEK 902 M and the Swedish Commercial Paper program for SEK 549 M. During the year the Group's financing options were increased by an Incentive Program of EUR 100 M, equivalent to SEK 902 M. There is also a Multi-Currency Revolving Credit (MCRF) agreement for a maximum of EUR 1,000 M (820), which at year-end was not being utilized at all. The interest coverage ratio, defined as income before tax, plus net interest, divided by net interest, amounted to 5.7 (4.7).

Periods for fixed-interest-rate borrowings are generally short, averaging less than one year. This is partly because Group revenues largely follow the trends in each country, and partly due to the strong cash flow.

Cash and cash equivalents amounted to SEK 1,017 M (880). Cash and cash equivalents are invested in banks with high credit ratings.

Shareholders' equity

Shareholders' equity in the Group totaled SEK 10,448 M (10,678) at year-end. The return on capital employed amounted to 13.2 percent (9.9). The equity ratio was 35.6 percent (35.9). The net debt / equity ratio, defined as net debt divided by shareholders' equity, was 1.17 (1.15).

File No. 82-34735

Balance sheets

	Note	GROUP EUR M[1] 2004	GROUP SEK M 2004	GROUP SEK M 2003	PARENT COMPANY EUR M[1] 2004	PARENT COMPANY SEK M 2004	PARENT COMPANY SEK M 2003
ASSETS							
Fixed assets							
Intangible fixed assets	11	1,569	14,154	14,933	1	7	3
Tangible fixed assets	12	572	5,163	5,329	1	8	8
Shares in subsidiaries	13	–	–	–	2,826	25,497	23,187
Receivables from subsidiaries		–	–	–	246	2,216	2,248
Other financial fixed assets	14	18	166	210	7	67	41
Deferred tax receivables	10	88	793	507	–	–	–
Total fixed assets		**2,247**	**20,276**	**20,979**	**3,081**	**27,795**	**25,487**
Current assets							
Inventories and work in progress	15	348	3,135	3,030	–	–	–
Accounts receivable		460	4,146	4,131	–	–	–
Other receivables		49	438	392	5	45	19
Prepaid expenses and accrued income		29	266	207	6	53	28
Receivables from subsidiaries		–	–	–	566	5,105	7,514
Short-term investments	26	25	230	375	0	2	19
Cash and bank balances	26	92	831	713	0	2	633
Total current assets		**1,003**	**9,046**	**8,848**	**577**	**5,207**	**8,213**
TOTAL ASSETS	28	**3,250**	**29,322**	**29,827**	**3,658**	**33,002**	**33,700**
Assets pledged	23	5	43	46	Inga	Inga	Inga
SHAREHOLDERS' EQUITY AND LIABILITIES							
Shareholders' equity							
Restricted equity							
Share capital	16	41	366	366	41	366	366
Restricted reserves		1,009	9,106	9,118	987	8,905	8,905
Unrestricted equity							
Unrestricted reserves		–56	–519	1,185	225	2,014	2,911
Net income		164	1,495	9	424	3,869	–439
Total shareholders' equity		**1,158**	**10,446**	**10,678**	**1,677**	**15,154**	**11,743**
Minority interests		**3**	**27**	**16**	**–**	**–**	**–**
Provisions							
Provisions for pensions	17	186	1,677	723	–	–	–
Deferred tax liability	10	23	209	283	–	–	–
Other provisions	18	75	679	935	–	–	–
Total provisions		**284**	**2,565**	**1,941**	**–**	**–**	**–**
Long-term liabilities	19						
Long-term loans		468	4,225	7,987	344	3,104	5,875
Long-term loans from subsidiaries		–	–	–	246	2,216	2,248
Convertible debenture loans	21	200	1,804	907	200	1,804	907
Other long-term non-interest-bearing liabilities		8	68	100	–	–	–
Total long-term liabilities		**676**	**6,097**	**8,994**	**790**	**7,124**	**9,030**
Current liabilities							
Short-term loans	20	620	5,594	3,821	58	507	–
Tax liability		34	304	250	1	12	–
Accounts payable		169	1,521	1,489	2	22	19
Liabilities to subsidiaries		–	–	–	1,122	10,108	12,852
Accrued expenses and prepaid income	22	232	2,089	1,862	7	64	44
Other current liabilities		75	677	776	1	11	12
Total current liabilities		**1,129**	**10,185**	**8,198**	**1,191**	**10,724**	**12,927**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	28	**3,250**	**29,322**	**29,827**	**3,658**	**33,002**	**33,700**
Contingent liabilities	24	91	817	696	819	7,393	7,213

[1] EUR/SEK rate on 31 Dec: 9.02.

Cash flow

- Operating cash flow amounted to SEK 3,439 M (3,265).
- Net capital expenditure amounted to SEK 650 M (694).

Operating cash flow

SEK M	2004	2003
Operating income before goodwill amortization and non-recurring items (EBITA)	3,748	3,352
Depreciation (excluding goodwill amortization)	894	897
Net capital expenditure	–650	–694
Change in working capital	–48	168
Interest paid and received	–489	–520
Items not affecting cash flow	–16	62
Operating cash flow	**3,439**	**3,265**
Operating cash flow / Income before tax	1.50	1.72

The Group's operating cash flow amounted to SEK 3,439 M (3,265), equivalent to 150 percent (172) of income before tax.

The Parent Company's cash flow amounted to SEK –648 M (452).

Net capital expenditure

Direct net capital expenditure on tangible fixed assets totaled SEK 650 M (694), equivalent to 76 percent (81) of depreciation of tangible fixed assets falling due during the financial year. The reduced level of capital expenditure is explained principally by the Group's long-term efforts to optimize capital expenditure.

Change in working capital

SEK M	2004	2003
Inventories	–79	274
Accounts receivable	–135	–120
Accounts payable	95	–33
Other working capital	71	47
Change in working capital	**–48**	**168**

Efforts to reduce the Group's average material throughput times in its inventories are continuing. Rising material prices and a planned increase in stocks of steel in particular have increased the capital tied up in inventories, which burdened cash flow by SEK –79 M (274). The average throughput time is now 105 days (108). The increased capital tied up in accounts receivable is due chiefly to stronger sales.

Relationship between cash flow from operating activities and operating cash flow

SEK M	2004	2003
Cash flow from operating activities	3,339	3,180
Net capital expenditure	–650	–694
Tax paid	750	779
Operating cash flow	**3,439**	**3,265**

Company acquisitions

Total outlay on company acquisitions amounted to SEK 804 M (1,254). Acquired net debt totaled SEK -30 M (169). Acquisitions made during the year were financed by internally generated cash flow.

Change in net debt

Net debt was reduced primarily by the strong cash flow, while the change to RR 29 regarding the reporting of pensions has increased reported net debt by SEK 1,164 M. Company acquisitions were financed out of operating cash flow.

SEK M	2004	2003
Net debt at 1 January [2]	**12,290**	**13,989**
Operating cash flow	–3,439	–3,265
Restructuring payments	321	–
Tax paid	750	779
Acquisitions	929	1,355
Dividend	457	457
Change to RR 29	1,164	–
Translation differences	–264	–1,025
Net debt at 31 December [2]	**12,208**	**12,290**

[2] Note 28.

Cash flow **analysis**

	Note	GROUP			PARENT COMPANY		
		EUR M[1] 2004	SEK M 2004	SEK M 2003	EUR M[1] 2004	SEK M 2004	SEK M 2003
OPERATING ACTIVITIES							
Operating income		304	2,770	1,073	27	249	–32
Depreciation and amortization	5	205	1,872	1,856	0	3	3
Adjustment for non-recurring items		–	–	1,320	–	–	–
Adjustment for items not included in cash flow	27	–2	–16	62	–	–	–
Cash flow before interest and tax		**507**	**4,626**	**4,311**	**28**	**252**	**–29**
Interest paid and received	27	–54	–489	–520	–21	–187	–367
Dividends received		–	–	–	364	3,322	296
Tax paid on income		–82	–750	–779	–	–	–
Cash flow before changes in working capital		**371**	**3,387**	**3,012**	**371**	**3,387**	**–100**
Changes in working capital	27	–5	–48	168	10	91	294
Cash flow from operating activities		**366**	**3,339**	**3,180**	**381**	**3,478**	**194**
INVESTING ACTIVITIES							
Net capital expenditure	27	–72	–650	–694	–1	–7	–8
Investments in subsidiaries	27	–99	–904	–1,096	–1,584	–14,456	–912
Reduction of shareholders' equity in subsidiaries		–	–	–	915	8,348	–
Sales of shares in subsidiaries		7	62	–	548	4,996	–
Investments in associated companies	27	–	–	8	–	–	–
Other investments	27	–1	–13	–45	–1	–5	–
Cash flow from investing activities		**–165**	**–1,505**	**–1,827**	**–123**	**–1,124**	**–920**
FINANCING ACTIVITIES							
Dividends paid		–50	–457	–457	–50	–457	–457
Net cash effect of changes in borrowings		–140	–1,277	–1,315	–279	–2,545	1,635
Cash flow from financing activities		**–190**	**–1,734**	**–1,772**	**–329**	**–3,002**	**1,178**
CASH FLOW		**11**	**100**	**–419**	**–71**	**–648**	**452**
CASH AND CASH EQUIVALENTS[2]							
Cash and cash equivalents at 1 January		**97**	**880**	**1,408**	**71**	**652**	**200**
Cash flow		11	100	–419	–71	–648	452
Effect of translation differences		5	37	–109	–	–	–
Cash and cash equivalents at 31 December	26	**113**	**1,017**	**880**	**0**	**4**	**652**

[1] Average EUR/SEK rate: 9.12.
[2] EUR/SEK rate on 31 Dec: 9.02.

Changes in **shareholders' equity**

GROUP SEK M	Share capital	Restricted reserves	Unrestricted reserves	Total
Closing balance 31 December 2002	**366**	**10,343**	**1,672**	**12,381**
Translation differences for the year			−1,255	−1,255
Transfers between unrestricted and restricted reserves		−1,225	1,225	0
Net income			9	9
Dividend			−457	−457
Closing balance 31 December 2003	**366**	**9,118**	**1,194**	**10,678**
Change to RR 29			−815	−815
Translation differences for the year			−435	−435
Transfers between unrestricted and restricted reserves		−12	12	0
Transaction costs connected with convertible bond issue			−18	−18
Net income			1,495	1,495
Dividend			−457	−457
Closing balance 31 December 2004	**366**	**9,106**	**976**	**10,448**

The accumulated translation difference since 1 January 1999 amounts to SEK −2,433 M (−1,998).

PARENT COMPANY SEK M	Share capital	Premium reserve	Reserve fund	Unappropriated earnings	Total
Closing balance 31 December 2002	**366**	**8,260**	**645**	**3,368**	**12,639**
Net income				−439	−439
Dividend				−457	−457
Closing balance 31 December 2003	**366**	**8,260**	**645**	**2,472**	**11,743**
Net income				3,869	3,869
Dividend				−457	−457
Closing balance 31 December 2004	**366**	**8,260**	**645**	**5,883**	**15,154**

Financial **risk management**

ASSA ABLOY is exposed to a variety of financial risks through its international business operations.

Organization and activities

ASSA ABLOY'S Finance Policy (hereinafter referred to as 'the Group Policy') is reviewed annually by the Board of Directors. It constitutes a framework of guidelines and regulations for the management of financial risks and financial activities. ASSA ABLOY'S financial activities are coordinated centrally within the subsidiary ASSA ABLOY Treasury S.A. in Switzerland, which acts as the Group's internal bank. External financial transactions are conducted by the internal bank, which also handles transactions involving foreign currencies and interest rates. The internal bank achieves many economies of scale when borrowing funds, fixing interest rates and exchanging currency flows.

Currency risk

Currency risk affects ASSA ABLOY mainly through translation of capital employed and net debt, through translation of income in foreign subsidiaries, and through flow of goods between countries.

Translation exposure

The effect arising on translation of capital employed is limited by the fact that financing is largely done in local currency.

The capital structure in each country is optimized based on local legislation. So far as this constraint allows, the currency exposure and gearing per currency should reflect the overall exposure and gearing for the whole Group to limit the effect from movements in individual currencies. The internal bank uses currency derivatives to supply the appropriate funding and eliminate currency exposure.

The table 'Net debt by currency' below shows the use of currency forward contracts in association with funding, for the major currencies. The forward contracts are used to neutralize the exposure arising between net debt and internal needs.

Net debt by currency (in millions)

Currency	Currency exposure	Forward contracts	External borrowing
USD	618	-66	684
EUR	283	-317	600
SEK	1,862	1 313	549
GBP	102	102	0
Other	683	-683	0
Total internal bank (SEK)	**10,486**		**10,486**
Overdrafts and external loans (SEK)			1,054
Cash and cash equivalents (SEK)			-1,017
Provisions for pensions (SEK)			1,677
Accrued financial items (SEK)			8
Net debt (SEK)			**12,208**

Exposure of Group earnings

A general strengthening of the Swedish krona in 2005 by one percent has a negative impact of about SEK 240 M on Group sales and SEK 18 M on Group earnings.

Transaction exposure

Currency risk in the form of transaction exposure, or the relative values of exports and imports of goods, is limited in the Group.

Through 2004, subsidiaries within the ASSA ABLOY Group hedged their transaction exposure by means of internal currency forward contracts with the internal bank. The Group Policy has been to hedge externally approximately 70 percent of currency flows from imports and exports forecast to arise within the next twelve months.

From 2005, instead of hedging individual flows, the Group will hedge a basket of flows with the aims of facilitating contract management and reducing administrative costs.

Forecast transaction flows by major currency for 2005 are as follows (imports + and exports -):

Currency exposure

Currency	SEK M
USD	498
EUR	289
CHF	-288
GBP	226

Interest rate risk

Interest rate fluctuations have a direct impact on ASSA ABLOY's net interest expense, but there is also an indirect effect on the Group's operating income as a result of the impact of interest rates on the economy as a whole.

The internal bank is responsible for identifying and managing the Group's interest rate exposure. Interest duration in the Group is generally short, averaging less than a year. At year-end, the average interest rate duration, excluding pensions, was about 9 months.

Effective interest rate by currency

Currency	Interest rate
USD	2.5%
EUR	4.7%
SEK	4.9%
GBP	4.6%
Average for the Group	**3.9%**

External funding and interest rate swap

The table 'External funding / net debt' below gives an overview of interest rate swaps associated with debt. The internal bank swaps parts of the EMTN loan to floating rates.

Sensitivity analysis

An increase of one percentage point in market rates would have a negative impact of SEK 57 M on interest expense for the year 2005.

Liquidity risk

Financing and liquidity risks are defined as the risks of being unable to meet payment obligations as a result of inadequate liquidity or difficulties in obtaining credit from external sources. The internal bank is responsible for external borrowing and external investments. ASSA ABLOY strives to have access, on every occasion, to both short-term and long-term loan facilities. The Group Policy is to have available facilities that include a reserve (facilities confirmed but not used) equivalent to 10 percent of the Group's annual total sales.

Maturity structure

The column 'End of facility' in the table 'External funding / net debt' shows that duration until repayment of debts contracted by the internal bank is not concentrated in the short term. When there are many transactions with different maturities, the duration is computed by weighted average. At year-end, the average duration, excluding pensions, was 14 months. This is down from 2003 (22 months) as, just prior to year-end, EUR 300 M of the outstanding EMTN of EUR 600 M was repurchased with the objective of refinancing with medium-duration USD debt so as to achieve an average duration at least at the level of 2003.

Ratings

Agency	Short term	Long term	Outlook
Standard & Poor's	A2	A–	Stable
Moody's	P2	n/a	Stable

Ratings from both institutions remain unchanged from the previous year.

Credit risk

Financial risk management exposes ASSA ABLOY to certain counterparty risks. Such exposure may arise, for example, from the placement of surplus cash, from trade receivables, and from the use of debt securities and derivative instruments.

The Group Policy is to minimize the potential credit risk from cash surplus by having no cash in bank accounts and by using cash available from subsidiaries to amortize ASSA ABLOY debt. This objective is controlled primarily

External funding / net debt (in millions)

	Amount		Utilized					
Credit facilities	**SEK**	**End of facility**	**SEK**	**Currency**	**Principal**	**Market value, SEK**	**Average interest rate duration**	**Interest rate swap**
Confirmed programs:								
EMTN Program	13,532	Dec 06	2,706	EUR	300	2,830	1.9 years	Yes
Global CP Program	6,615	n/a	4,128	USD	624	4,128	13 days	No
Swedish CP Program	5,000	n/a	549	SEK	549	549	21 days	No
Nordic MTN Program	2,706	Jun 06	902	EUR	100	902	Fixed quarterly	Yes
Committed:								
Multi-Currency RF	9,022	Dec 09	0					
Incentive Program	902	Jun 09	902	EUR	100	902	Fixed quarterly	No
Incentive Program	902	Nov 06	902	EUR	100	902	Fixed quarterly	No
Bank loan	397	Feb 06	397	USD	60	396	Fixed six-monthly	Yes
Bank loan	498	Feb 05	498	EUR	55	498	Fixed annually	No
Overdrafts etc.	1,086	n/a	556			556		
Total credit facilities	**40,659**		**11,540**			**11,663**		
Cash and cash equivalents			–1,017			–1,017		
Provisions for pensions			1,677			1,677		
Accrued financial items			8			8		
Net debt			**12,208**			**12,331**		

through the cash pool network put in place by the internal bank. Approximately 80 percent of commercial sales were settled through cash pools in 2004. The Group may nevertheless deposit surplus funds on a short-term basis with banks in order to match debt maturities.

Derivative instruments are allocated to banks according to risk factors set in the Group Policy to limit counterparty risk.

The internal bank enters into derivative contracts exclusively with banks participating in the syndicated credit system or with banks rated AAA and AA. An ISDA (full netting of transactions in case of default by one counterparty) is agreed in the case of interest derivatives.

Trade receivables are spread over a large number of individual customers, thus minimizing credit risk.

Commodity risk

The Group is exposed to price risk related to purchases of certain commodities (primarily metals) used as raw materials in its business. To date, the Group has engaged in very limited hedging of materials traded on world markets through commodity forward contracts.

Financial instruments and accounting treatment

Financial derivative instruments such as currency and interest-rate forwards are used to the extent necessary. The use of derivative instruments is solely to reduce exposure to financial risks. Financial derivative instruments are not used with speculative intent.

Currency-derivative hedging of funding

All contracts used to hedge funding activity will mature within 12 months. Interest spreads are amortized into interest expense and income over the life of the contracts. The remaining spot portions of the contracts are revalued at year-end spot market rates and charged to the income statement.

Currency-derivative hedging of transaction exposure

Subsidiaries do not revalue their forward contracts on an ongoing basis. Currency effects from forward contracts are recorded when the underlying transactions are realized. Interest spreads are amortized into interest expense and income over the life of the contracts. The positions which may from time to time exist between internal contracts and their external hedge with banks are revalued at year-end spot market rates and charged to the income statement.

Interest rate derivatives

Interest income and expense are recorded on an accrual basis. The fair value of interest rate derivatives is not recognized in the balance sheet.

Outstanding derivative instruments at 31 December 2004 (SEK M)

Instrument	Positive market value	Negative market value	Nominal value
Foreign exchange forwards – funding	63	–19	7,032
Foreign exchange forwards – transaction	7	–26	452
Currency basket option	-	-	504
Interest rate swaps	8	–88	4,823
Total	**78**	**–133**	**12,811**

NOTE 1 Accounting and valuation principles

The Group's accounting and valuation principles comply with Sweden's Annual Accounts Act and the standards of the Swedish Financial Accounting Standards Council.

The new standard of the Financial Accounting Standards Council, RR 29 'Employee benefits', was adopted from 1 January 2004. Pensions and other remuneration after retirement were previously reported according to each country's local rules. In the consolidated financial statements, reporting is now in accordance with RR 29. The introduction of RR 29 has meant a reduction of SEK 815 M in the Group's shareholders' equity, but has not required any adjustment of figures for previously reported periods. Apart from the adoption of RR 29, accounting principles are unchanged from previous years.

Consolidated accounts

The consolidated financial statements include the Parent Company and companies in which the Parent Company held more than 50 percent of the votes at year-end, as well as companies in which the Parent Company exercises control by some other means. The consolidated income statement includes income from companies acquired during the year as from the date of acquisition. Income from companies sold during the year is included in the consolidated income statement for the period up to the date of disposal. The consolidated financial statements are prepared in accordance with the purchase method, which means that the acquisition value of shares in subsidiaries is eliminated against their shareholders' equity at the time of acquisition. In this context, shareholders' equity in subsidiaries is determined on the basis of the fair value of assets, liabilities and provisions at the date of acquisition. If the acquisition value of shares in a subsidiary exceeds the acquired shareholders' equity as computed above, the difference is reported as goodwill, which is amortized according to plan. If the acquisition value of shares in subsidiaries is less than the acquired shareholders' equity, a provision for negative goodwill is made, which is dissolved in accordance with a defined plan.

Minority interests

Minority interests in the year's income statement and shareholders' equity are based on subsidiaries' accounts prepared in accordance with the Group's accounting principles. Minority participations in subsidiaries' equity are shown as a separate item in the consolidated balance sheet.

Associated companies

Associated companies are defined as companies which are not subsidiaries but are companies in which the Parent Company has shareholdings which, directly or indirectly, represent at least 20 percent of all participations and/or is considered to have a significant influence. Participations in associated companies are reported in accordance with the equity method. The consolidated income statement includes shares in the income before tax of associated companies. In cases in which the acquisition value of shares in associated companies was higher than the shareholders' equity in the acquired company at the acquisition date, the difference is amortized on the same basis as consolidated goodwill, following an analysis of the character of the surplus value, and is charged against share in earnings of associated companies. Participation in tax on associated companies' income is included in the Group's tax expense. In the consolidated balance sheet, shareholdings in associated companies are reported at the acquisition value, adjusted for dividends and participation in income after the date of acquisition. In determining the equity share, untaxed reserves are attributed to shareholders' equity after deduction for estimated tax.

Translation of foreign subsidiaries

The Group applies the so-called current method for translating the accounts of all foreign subsidiaries that are considered to operate with a high degree of independence. The current method means that all balance sheet items except net income are translated at the closing-day rate. Net income is translated at the average rate and the difference arising thereby is taken directly to unrestricted reserves. Subsidiaries' income statements are translated at the average rate for the financial year. Subsidiaries operating in high-inflation countries are translated using the monetary method.

The Group hedges to a limited extent its investments in foreign net assets. Hedging is implemented through loans and forward exchange contracts. These are valued at the exchange rate at year-end. Exchange rate differences on hedging operations are eliminated from the income statement and, like differences that arise when foreign net assets are translated, are carried directly to shareholders' equity in the balance sheet. Interest differentials on forward contracts are annualized and reported in the income statement.

Exchange rates

The rates for currencies used in the Group were as follows (weighted average for the year, and rate at year-end):

		Average rate	Year-end rate
Argentina	ARS	2.49	2.22
Australia	AUD	5.39	5.15
Bermuda	BMD	7.34	6.68
Brazil	BRL	2.51	2.49
Canada	CAD	5.65	5.50
Switzerland	CHF	5.90	5.85
Chile	CLP	0.012	0.012
China	CNY	0.88	0.80
Czech Republic	CZK	0.29	0.30
Denmark	DKK	1.23	1.21
Estonia	EEK	0.58	0.58
Euroland	EUR	9.12	9.02
United Kingdom	GBP	13.38	12.74
Hong Kong	HKD	0.94	0.85
Hungary	HUF	0.036	0.037
Indonesia	IDR	0.00082	0.00071
Israel	ILS	1.64	1.53
Japan	JPY	0.068	0.064
Kenya	KES	0.093	0.08
Lithuania	LTL	2.64	2.61
Mauritius	MUR	0.27	0.23
Mexico	MXN	0.65	0.59
Malaysia	MYR	1.93	1.74
Nigeria	NGN	0.055	0.050
Norway	NOK	1.09	1.09
New Zealand	NZD	4.85	4.75
Poland	PLN	2.02	2.21
Romania	ROL	0.00022	0.00023
Russia	RUR	0.25	0.24
Singapore	SGD	4.34	4.05
Slovenia	SIT	0.038	0.038
Slovakia	SKK	0.23	0.23
Thailand	THB	0.18	0.17
USA	USD	7.33	6.62
Uruguay	UYU	0.26	0.25
South Africa	ZAR	1.15	1.17
Zimbabwe	ZWD	0.0026	0.0012

Reporting by segment

The Group's business operations are divided organizationally among four divisions: EMEA, Americas, Asia Pacific and Global Technologies. The divisions form the Group's segments. There are no secondary segments.

Revenue recognition

Revenue from sales of the Group's products is recognized when significant risks and rewards associated with ownership are transferred to the purchaser in accordance with applicable conditions of sale, which is normally the time of delivery. If the product requires installation on the customer's premises, revenue is recognized when installation is completed. All sales are reported less VAT, discounts, returns and freight. Intra-Group sales are eliminated from the consolidated income statement.

Intra-Group sales

Transfer pricing between companies in the Group is carried out at arm's length and thus at market prices. Internal profits arising from intra-Group sales have been eliminated in their entirety.

Government grants

Grants from governments, public authorities etc are reported when there is reasonable assurance that the company will comply with the conditions attaching to the grant and that the grant will be received. Grants related to assets are handled by reducing the carrying amount of the asset by the amount of the grant.

Leasing

Only operational leasing of limited scope occurs in the Group, and the leasing payments are expensed at a constant rate over the period of the contract.

Research and development

Research costs are expensed as they are incurred. The costs of development work are included in the balance sheet only to the extent that they are expected to generate future economic benefits. Such costs for development work are depreciated on a straight-line basis. Other development costs are expensed as they are incurred.

Depreciation according to plan

Depreciation according to plan is based on the historical cost of assets, with due consideration of the estimated useful life of the asset. A depreciation period of five years is applied for intangible rights. Group goodwill is amortized over 10-20 years, depending on the type of company acquired. Goodwill in well-established companies with independent and well-known brands is amortized over 10 years. Goodwill in companies that, in addition, constitute a strategic acquisition in terms of products or markets is amortized over 20 years. The depreciation period for office buildings is 50 years, and for industrial buildings 25 years. A depreciation period of 7-10 years is applied to machinery and other technical facilities. Equipment and tools are depreciated over 3-6 years.

Borrowing costs

Borrowing costs are recognized as expenses in the period in which they are incurred.

Tax on income

The income statement includes all tax that is to be paid or received for the current year, adjustments relating to tax due for previous years, and changes in deferred tax. Tax sums have been calculated as nominal amounts in accordance with the tax regulations in each country and in accordance with tax rates that have either been decided or have been notified and can confidently be expected to be confirmed. For items reported in the income statement, associated tax effects are also reported in the income statement. The tax effects of items reported directly against shareholders' equity are themselves reported against shareholders' equity.

Deferred tax is accounted for under the balance sheet liability method. This means that deferred tax is accounted for on all temporary differences between the book values of assets and liabilities and their taxable values. Deferred tax receivables relating to tax losses carried forward or other future tax allowances are reported to the extent that it is probable that the allowance can be set against taxable income in future taxation. Deferred tax liabilities relating to temporary differences resulting from investments in subsidiaries are not reported in ASSA ABLOY's consolidated accounts since the Parent Company can always control the time at which the temporary differences are canceled and it is not considered likely that such cancellation will occur in the foreseeable future. In the Parent Company, because of the relationship between accounting and taxation, deferred tax liabilities on untaxed reserves are shown in the Parent Company's accounts as part of untaxed reserves.

Cash flow statement

The cash flow statement has been prepared according to the indirect method. The reported cash flow includes only transactions involving cash payments.

As well as cash and bank balances, cash and cash equivalents are taken to include short-term investments that (a) are exposed to only small risks of change in value and (b) are traded on an open market for known sums and have a maturity date less than three months from the date of acquisition.

Intangible and tangible fixed assets

Intangible and tangible fixed assets are reported at cost less accumulated depreciation. Expenditure on improvements that raise an asset's performance above its original level increases the carrying amount of the asset. Expenditure on repairs and maintenance is shown as a cost. Tangible and intangible fixed assets are depreciated systematically over the asset's expected useful life. If the carrying value of an asset exceeds its estimated recoverable amount, the asset is immediately written down to the recoverable amount. A valuation model based on discounted future cash flow is used for regular impairment testing of goodwill.

Inventories

Inventories are valued in accordance with the FIFO (First in, first out) principle at the lower of acquisition value and net realizable value at year-end. Deductions are made for internal profits arising from deliveries between Group companies. Work in progress and finished goods include both direct costs incurred and an allocation of indirect manufacturing costs.

Receivables

Receivables are valued in the amounts that after individual assessment are expected to be received.

Foreign currencies

Receivables and liabilities are valued at the year-end rate. The forward rate has been used when exchange rates have been hedged by means of forward contracts. Transactions in foreign currencies are translated at the rate current on the transaction date. When the currency effects of future budgeted flows are hedged, the hedging instrument is not revalued for the changed exchange rates. The full effect of changes in exchange rates is shown in the income statement at the time that the hedging instrument falls due for payment.

Provisions

Provisions have been made for all obligations attributable to the financial year or prior financial years which, on the closing date, were likely to be incurred, but which were uncertain as to amount or date of payment.

Pensions

Both defined-contribution and defined-benefit pension plans exist in the Group. Comprehensive defined-benefit plans are found chiefly in the USA and the UK. In the USA post-retirement medical benefits are also available, which are reported in the same way as defined-benefit pension plans. Assessments related to defined-benefit pension plans are made by independent actuaries and are based on various actuarial assumptions concerning discount rate, future inflation, salary increases etc. Obligations are valued on the closing day at the current value of expected future payments. For funded plans, obligations are reduced by the fair value of the plan assets. Funded plans with a positive value in the form of net assets are reported as financial fixed assets. In principle, pension costs for defined-benefit plans are spread over the employee's service period. Actuarial profits and losses lying outside the so-called ten-percent corridor are spread over the expected average remaining service period. The Group's payments related to defined-contribution pension plans are reported as a cost in the period to which they refer, based on the services performed by the employee. The part of the interest component in the pension cost that relates to the deficit in pension plans is reported as a financial expense.

Transition to IFRS in 2005

Summary

ASSA ABLOY will report its Group accounting according to International Financial Reporting Standards (IFRS) from 2005. The transition has effect from 1 January 2004 and comparative figures for 2004 will be adjusted in accordance with IFRS. In accordance with IFRS 1, ASSA ABLOY has chosen not to make adjustments for acquisitions made before 1 January 2004. The information given here provides a preliminary overview of the impact of the new accounting rules on the Group's accounting.

In summary, these are the expected effects of the change:

- Amortization of goodwill will cease, and amortization of goodwill charged as a cost during 2004 will be canceled.
- Deferred tax receivables will be considered in relation to tax-deductible goodwill from 1 January 2004.
- Intangible rights pertaining to 2004 acquisitions will be differentiated from goodwill and written off over their estimated useful life.
- Some provisions for acquisition-related restructuring that do not meet the requirements of IFRS will be charged as costs.
- Financial instruments will be reported in the balance sheet at their fair value.

Expected effect on the Group's income statement for 2004

SEK billion	2004	Adjustment	Under IFRS
Sales	25.5	–	25.5
Operating income	2.8	+0.9	3.7
Net income	1.5	+0.8	2.3

Expected effect on the Group's balance sheet for 2004

SEK billion	2004	Adjustment	Under IFRS
Capital employed	22.7	+0.8	23.5
Net debt	12.2	+0.1	12.3
Shareholders' equity	10.5	+0.7	11.2

General comments on the change to IFRS

In recent years Swedish accounting, through the standards of the Swedish Financial Accounting Standards council, has moved steadily towards IFRS. Nonetheless, a number of differences remain, mainly concerning dates of adoption and transition rules, but also related to the changes in IFRS made through the Improvement Project of the International Accounting Standard Board (IASB). From ASSA ABLOY's perspective, the Swedish accounting rules are in line in all important respects with the changes introduced in the European Union on 1 January 2005.

The change to IFRS for ASSA ABLOY

ASSA ABLOY is adopting IFRS from the financial year that began on 1 January 2005. The Interim Report for the first quarter of 2005, to be published in April 2005, will be the first prepared according to IFRS.

The opening balance for 2004 and quarterly information for 2004 will be adjusted in line with IFRS. Earlier financial years will not be adjusted, which is in accordance with the changeover rules in IFRS 1.

In 2003 a project group headed by the Chief Financial Officer was established to evaluate the effects of the transition to IFRS and to make practical preparations for, and carry through, the change in 2005. Continual contact was maintained between the project group and the Company's auditors, and the progress of the project was reported back regularly to the Executive Team, the Audit Committee and the Board of Directors. The most important effects relate to accounting for acquisitions, including accounting for goodwill, and accounting for and valuation of financial instruments.

Acquisitions and mergers

IFRS 3, 'Business Combinations', deals with company acquisitions and mergers. ASSA ABLOY does not intend to adjust any acquisitions made before the date of transition (1 January 2004). Adjustments relating to allocation of the purchase price are being made for acquisitions made after this date. Adjustments will also be made for restructuring reserves that do not meet the requirements of IFRS. Under IFRS 3, all amortization of goodwill ceases, and the amortization of goodwill set against income in 2004 will be canceled in line with IFRS when 2004 comparatives are restated. To the extent that amortization of goodwill is tax-deductible, deferred tax receivables will be accounted for and expensed when the tax deduction is utilized.

Amortization of goodwill will be replaced by an impairment test that will be carried out every quarter for all Cash-Generating Units (CGUs). Goodwill and acquisition-related intangible assets will be tested for impairment at the same level as monthly performance is reviewed within the Group. Accounting for acquisitions will be changed under IFRS 3, mainly as regards purchase price allocation. To a greater extent than before, the purchase price will be allocated to identifiable intangible assets, which will be amortized over their estimated useful life. The adoption of IFRS 3 will affect accounting for acquisitions but not the Group's acquisition strategy.

Financial instruments

IAS 39, 'Financial Instruments', will be adopted from 1 January 2005 without adjustment of comparison figures. The accumulated effects of revaluation of financial instruments in accordance with IAS 39 will be reported as an adjustment of shareholders' equity. The reporting of these effects, which represents a change in accounting principles, will be made as a reduction of unrestricted reserves, after a deduction for tax. Reporting of financial instruments under IAS 39 will give rise to increased volatility in both the income statement and the balance sheet. ASSA ABLOY believes that these fluctuations should be limited. ASSA ABLOY has used financial instruments chiefly to hedge transaction exposure and in Treasury operations. From 2005 this type of hedging operation will use different methods, which are expected to limit fluctuation effects resulting from the adoption of IAS 39.

Effects on key figures

The adoption of IFRS will have a positive effect on ASSA ABLOY's key figures. For example, Return on capital employed, Return on shareholders' equity, Earnings per share and Net debt / Equity ratio will all be improved, mainly because goodwill will no longer be amortized.

Note 2 Sales by country [1]

SEK M	2004	2003
USA	8,414	8,686
France	2,260	2,108
United Kingdom	1,675	1,585
Germany	1,380	1,261
Sweden	1,180	1,089
Australia	1,056	914
Netherlands	1,036	650
Spain	961	852
Finland	739	709
Canada	728	691
Mexico	649	731
Norway	576	545
Denmark	503	455
Italy	454	390
Asia (excluding China)	394	358
Belgium	356	311
New Zealand	319	234
China	286	244
Middle East	273	255
Czech Republic	263	240
Switzerland	244	260
South America	238	195
South Africa	222	197
Austria	179	139
Central America (excluding Mexico)	129	128
Portugal	122	110
Russia	118	124
Poland	103	69
Baltic countries	92	79
Romania	48	42
Other countries	529	429
Total	**25,526**	**24,080**

[1] Sales to customers in each country.

Note 3 Salaries, wages, other remuneration and social costs

Salaries, wages and other remuneration (of which, performance-related salary paid to managing directors)

	Group	
SEK M	**2004**	**2003**
Sweden	475 (9)	403 (3)
Finland	285 (1)	278 (1)
Norway	242 (1)	243 (1)
Denmark	116 (0)	123 (0)
Germany	491 (1)	480 (1)
United Kingdom	471 (2)	467 (2)
Belgium	69 (0)	57 (0)
France	583 (2)	576 (2)
Netherlands	220 (1)	120 (0)
Czech Republic	58 (0)	47 (0)
Canada	215 (0)	93 (0)
Australia	227 (0)	212 (1)
New Zealand	125 (–)	115 (–)
USA	1,866 (11)	2,143 (13)
China	67 (0)	74 (1)
Romania	23 (–)	17 (–)
Israel	58 (0)	62 (1)
Italy	129 (–)	107 (0)
South Africa	61 (–)	58 (–)
Mexico	168 (0)	215 (1)
Spain	270 (–)	267 (1)
Switzerland	207 (0)	149 (0)
South America	42 (–)	41 (0)
Other countries	108 (2)	79 (2)
Total	**6,576 (30)**	**6,426 (30)**

	Parent company	
Sweden	62 (5)	46 (0)
Other countries	4 (–)	–
Total	**66 (5)**	**46 (0)**

Social costs (of which, pensions)

	Group	
SEK M	**2004**	**2003**
Total	**1,950 (433)**	**1,925 (384)**

	Parent company	
Total	**36 (17)**	**25 (12)**

Absence for illness

	Parent company	
%	**2004**	**2003[1]**
Total absence for illness:	1.1	1.0
– long-term	–	–
– men	0.2	0.2
– women	2.1	1.7
– aged 29 or younger	0.6	0.4
– aged 30–49	1.5	1.3
– aged 50 or older	0.5	0.3

[1] During the period 1 July – 31 December 2003.

Note 4 Auditors' fees

	Group		Parent company	
SEK M	2004	2003	2004	2003
Audit				
PricewaterhouseCoopers	22	24	2	2
Other	4	4	–	–
Assignments other than audit				
PricewaterhouseCoopers	12	7	2	3
Other	7	3	4	1
Total	**45**	**38**	**8**	**6**

Note 5 Depreciation and amortization

	Group		Parent company	
SEK M	2004	2003	2004	2003
Goodwill	978	959	–	–
Intangible rights	34	35	1	1
Machinery	493	491	–	–
Equipment	245	255	2	2
Buildings	121	115	–	–
Land and land improvements	1	1	–	–
Total	**1,872**	**1,856**	**3**	**3**

Note 6 Operational leasing agreements

	Group	Parent company
SEK M	2004	2004
Leasing fees paid during the year	144	9

	Group	Parent company
SEK M	2004	2004
Nominal value of agreed future leasing fees		
Due for payment in 2005	121	9
Due for payment in 2006	92	9
Due for payment in 2007	65	9
Due for payment in 2008	41	9
Due for payment in 2009	40	9
Due for payment in 2010 or later	34	9
Total	**393**	**54**

Note 7 Non-recurring items

	Group	
SEK M	2004	2003
Provision for restructuring	–	935
Write-downs of fixed assets and inventories	–	385
Total	**–**	**1,320**

Note 8 Income from participations in Group companies

	Parent company	
SEK M	2004	2003
Dividends	2,845	733
Write-downs of shares in subsidiaries	–177	–700
Income from disposal of shares in subsidiaries	1,376	–
Total	**4,044**	**33**

Write-downs of shares in subsidiaries includes SEK 177 M (700) arising from dividends received from subsidiaries.

Note 9 Financial items

	Group		Parent company	
SEK M	2004	2003	2004	2003
Dividends	0	0	–	–
Interest income and similar income items	164	176	0	3
Interest income from Group companies	–	–	506	478
Exchange-rate differences	22	48	–	–
Total	**186**	**224**	**506**	**481**
Interest expenses and similar expense items	–670	–721	–518	–363
Interest expenses from Group companies	–	–	–385	–531
Exchange-rate differences	–	–	–20	–27
Total	**–670**	**–721**	**–923**	**–921**
Net financial items	**–484**	**–497**	**–417**	**–440**

Note 10 Tax

	Group		Parent company	
SEK M	2004	2003	2004	2003
Current tax paid	–707	–572	–	–
Tax attributable to prior years	–77	–92	–7	–
Deferred tax	–8	109	–	–
Totalt	**–792**	**–556**	**–7**	**–**

Explanation for the difference between nominal Swedish tax rate and effective tax rate according to the income statement:

	Group	
Percent	2004	2003
Swedish rate of tax on income	28.0	28.0
Non-recurring items	–	59.9
Effect of foreign tax rates	–2.0	–3.5
Non-deductible goodwill amortization	7.0	7.4
Other non-deductible expenses	4.5	5.4
Other	–3.0	–1.8
Effective tax rate according to the income statement	**34.5**	**95.4**

Deferred tax liabilities and deferred tax receivables are made up as follows:

	Group	
	2004	2003
Deferred tax liabilities		
Fixed assets	121	188
Inventories	69	75
Short-term receivables and liabilities	19	20
	209	**283**
Deferred tax receivables		
Fixed assets	78	95
Inventories	85	82
Short-term receivables and liabilities	20	5
Provisions	462	179
Tax-deductible losses	148	146
	793	**507**

The Group has additional tax losses carried forward of some SEK 500 M which have not been accounted for as deferred tax receivables because it is not probable that the tax losses can be realized.

Note 11 Intangible fixed assets

Goodwill

	Group	
SEK M	**2004**	**2003**
Opening acquisition value	**18,085**	**18,943**
Purchases/acquisitions	671	1,030
Sales/disposals	–26	–
Translation differences	–606	–1,888
Closing accumulated acquisition value	**18,124**	**18,085**
Opening amortization	**–3,320**	**–2,730**
Sales/disposals	10	–
Write-downs	–	–5
Amortization for the year	–978	–959
Translation differences	176	374
Closing accumulated amortization	**–4,112**	**–3,320**
Closing net book value	**14,012**	**14,766**

Intangible rights

	Group		Parent company	
SEK M	**2004**	**2003**	**2004**	**2003**
Opening acquisition value	**410**	**407**	**4**	**1**
Purchases/acquisitions	40	62	5	3
Sales/disposals	–40	–22	–	–
Reclassifications	–	–1	–	–
Translation differences	–16	–36	–	–
Closing accumulated acquisition value	**394**	**410**	**9**	**4**
Opening amortization	**–243**	**–235**	**–1**	**0**
Sales/disposals	14	2	–	–
Reclassifications	–	4	–	–
Amortization for the year	–34	–35	–1	–1
Translation differences	11	21	–	–
Closing accumulated amortization	**–252**	**–243**	**–2**	**–1**
Closing net book value	**142**	**167**	**7**	**3**

Amortization of intangible rights has mostly been reported as administration costs in the income statement.

Note 12 Tangible fixed assets

Buildings

	Group	
SEK M	**2004**	**2003**
Opening acquisition value	**2,874**	**3,012**
Purchases/acquisitions	86	117
Sales/disposals	–77	–51
Reclassifications	68	27
Translation differences	–105	–231
Closing accumulated acquisition value	**2,846**	**2,874**
Opening depreciation	**–1,025**	**–861**
Sales/disposals	68	21
Reclassifications	–12	–13
Write-downs	–	–155
Depreciation for the year	–121	–115
Translation differences	69	98
Closing accumulated depreciation	**–1,021**	**–1,025**
Closing net book value	**1,825**	**1,849**

The taxable value of the Group's Swedish buildings was SEK 87 M.

Land and land improvements

	Group	
SEK M	**2004**	**2003**
Opening acquisition value	**645**	**681**
Purchases/acquisitions	20	23
Sales/disposals	–21	–4
Reclassifications	–19	–13
Translation differences	–14	–42
Closing accumulated acquisition value	**611**	**645**
Opening depreciation	**–16**	**–8**
Reclassifications	1	2
Write-downs	–1	–10
Depreciation for the year	–1	–1
Translation differences	1	1
Closing accumulated depreciation	**–16**	**–16**
Closing net book value	**595**	**629**

The taxable value of the Group's Swedish land was SEK 12 M.

Note 12 *cont.*

Machinery

SEK M	Group 2004	Group 2003
Opening acquisition value	**4,877**	**5,321**
Purchases/acquisitions	409	474
Sales/disposals	–200	–249
Reclassifications	–35	17
Translation differences	–237	–686
Closing accumulated acquisition value	**4,814**	**4,877**
Opening depreciation	**–2,870**	**–2,904**
Sales/disposals	193	206
Reclassifications	35	9
Write-downs	–	–177
Depreciation for the year	–493	–491
Translation differences	209	487
Closing accumulated depreciation	**–2,926**	**–2,870**
Closing net book value	**1,888**	**2,007**

Equipment

	Group		Parent company	
SEK M	2004	2003	2004	2003
Opening acquisition value	**1,326**	**1,467**	**17**	**14**
Purchases/acquisitions	222	212	3	5
Sales/disposals	–138	–189	–2	–2
Reclassifications	26	33	–	–
Translation differences	–69	–197	–	–
Closing accumulated acquisition value	**1,367**	**1,326**	**18**	**17**
Opening depreciation	**–755**	**–787**	**–9**	**–9**
Sales/disposals	136	164	1	2
Reclassifications	–2	–5	–	–
Write-downs	–	–15	–	–
Depreciation for the year	–245	–255	–2	–2
Translation differences	55	143	–	–
Closing accumulated depreciation	**–811**	**–755**	**–10**	**–9**
Closing net book value	**556**	**571**	**8**	**8**

Construction in progress

SEK M	Group 2004	Group 2003
Construction in progress	299	273

Note 13 Shares in subsidiaries

Parent company	Organization number, Registered Office	Number of shares	% of share capital	Book value, SEK M
ASSA ABLOY EMEA AB	556061-8455 Stockholm	70	100	14
Timelox AB	556214-7735 Landskrona	15,000	100	40
AA Besam AB	556204-8511 Landskrona	1,000	100	1,000
Sokymat AB	556514-7997 Ronneby	30,491	100	53
ASSA ABLOY Kredit AB	556047-9148 Stockholm	400	100	12,221
ASSA ABLOY Identification Technology Group AB	556645-4087 Stockholm	1,000	100	50
ASSA ABLOY Svensk Fastighets AB	556645-0275 Stockholm	1,000	100	0
Metget Intressenter AB	556608-9222 Ronneby	1,000	100	0
AA Asia Holding AB	556602-4500 Stockholm	1,000	100	0
ASSA ABLOY OY	1094741-7 Joensuu	800,000	100	631
ASSA ABLOY Norge a.s.	979207476 Moss	150,000	100	538
ASSA ABLOY Danmark A/S	CVR 10050316 Herlev	60,500	100	376
ASSA ABLOY Deutschland GmbH	HR B 66227 Berlin	2	100	1,394
Lips Nederland BV	23028070 Dordrecht	3,515	100	70
Ambouw B.V.	31021889 Hoevelaken	25	100	29
Striffler Nederland B.V.	08017187 Amersfoort	25	100	1
VEMA Sales B.V.	18066659 Amsterdam	180	100	2
Nemef BV	08023138 Apeldoorn	4,000	100	1,236
ASSA ABLOY France SAS	412140907 R.C.S. Versailles	12,499,999	100	1,582
Interlock Holding AG	CH-020.3.913.588-8 Zürich	10,736	98	84
ASSA ABLOY Ltd	2096505 Willenhall	1,330,000	100	943
Mul-T-Lock Ltd	520036583 Yavne	13,787,856	90	901
ASSA ABLOY Holdings (SA) Ltd	1948/030356/06 Johannesburg	100,220	100	184
AA US International Holdings, Inc.	040916454 Delaware	100	100	0

Note 13 *cont.*

Parent company	Organization number, Registered Office	Number of shares	% of share capital	Book value, SEK M
ASSA ABLOY Inc	39347-83 Salem, Oregon	100	100	2,259
ABLOY Holdings Ltd	1148165260 St Laurent	1	100	13
ASSA ABLOY Australia Pacific Pty Ltd	ACN 095354582 Oakleigh, Victoria	48,190,000	100	242
ASSA ABLOY South Asia Pte Ltd	199804395K Singapore	3,400,000	100	43
Yale Security Mexico, S.A de C.V.	YSM9612049Y4 Mexico D.F.	231,299,904	100	225
Grupo Industrial Phillips, S.A de C.V.	GIP980312169 Mexico	27,036,635	100	862
Lips Technology BV	33274584 Amsterdam	400	100	0
ASSA ABLOY Innovation AB	556192-3201 Stockholm	2,500	100	1
ASSA ABLOY Hospitality AB	556180-7156 Göteborg	1,000	100	5
ASSA ABLOY Int. Management Services Ltd	EC21330 Bermuda	100,100	100	423
Codas Electrónica S.A.	8805 Buenos Aires	240	2	0
ASSA ABLOY Asia Pacific Ltd	53451 Hong Kong	1,000,000	100	72
Total				**25,497**

Note 14 Other financial fixed assets

Shares in associated companies Group	Organization number, Registered Office	Number of shares	% of share capital	Book value, SEK M
Talleres Agui S.A.	A20065744 Astigarraga	4,802	40	17
Låsgruppen Wilhelm Nielsen AS	934372816 Bergen	305	50	14
Cerraduras de Colombia Cerracol S.A	00008028 Bogota	182,682	29	2
Renato Fattorini SRL	8727 Pavia	–	25	2
Other		–	–	1
Total				**36**

	Group		Parent company	
SEK M	**2004**	**2003**	**2004**	**2003**
Shares in associated companies	36	37	–	–
Other shares and participations	22	40	6	2
Long-term receivables	108	133	61	39
Total	**166**	**210**	**67**	**41**

Note 15 Inventories

	Group	
SEK M	**2004**	**2003**
Materials and stock items	874	825
Work in progress	968	967
Finished goods	1,266	1,210
Paid in advance	27	28
Total	**3,135**	**3,030**

SEK 123 M of the inventory value on 31 December 2004 was reported at net realisable value.

Note 16 Number of shares

	Series A shares	Series B shares	Total
Number of shares on 31 December 2004	19,175,323	346,742,711	365,918,034
Number of votes on 31 December 2004	191,753,230	346,742,711	538,495,941

All shares have a par value of SEK 1.00 and provide the holders with equal rights to the Company's assets and earnings. Each Series A share carries 10 votes and each Series B share one vote.

The average number of shares during the year, to the nearest thousand, was 365,918 thousand (365,918). The average number of shares after full conversion of outstanding convertible bonds, similarly rounded, was 375,103 thousand (370,935).

The proposed dividend is SEK 2.60 per share – a maximum total amount of SEK 951 M.

Note 17 Provision for pensions

ASSA ABLOY has defined-benefit plans in a number of countries, those in the USA and the UK being the most significant ones. In principle, the plans cover substantially all employees and provide benefits based on an employee's service and remuneration at or near retirement. In the USA there are also obligations related to post-retirement medical benefits. Figures below include both defined-benefit pension plans and post-retirement medical benefits. Due to ASSA ABLOY's application of RR 29 from 1 January 2004, comparative figures are not available. RR 29 accords in all material respects with IAS 19, 'Employee benefits'.

Note 17 *cont.*

The amounts recognized in the income statement are as follows:

Pension cost (SEK M)	2004
Current service costs	119
Interest cost	208
Expected return on plan assets	–154
Net actuarial losses (gains) recognized	–
Past service costs	–5
Losses (gains) on curtailments/settlements	–7
Total pension cost	**161**
of which recorded as:	
Operating income	116
Financial items	45

Cost of defined-contribution plans was SEK 272 M. The actual return on plan assets regarding defined-benefit plans was SEK 148 M in 2004.

Actuarial gains/losses, resulting from changes in the actuarial assumptions for defined-benefit plans, are recognized to the extent that their accumulated amount exceeds the 10 percent corridor, i.e. 10 percent of the higher of the obligation's present value or the fair value of plan assets. The surplus/deficit outside the 10 percent corridor is recognized as income/expense over the expected average remaining service period. Amortization of actuarial gains/losses that arose in 2004 will start in 2005.

The amounts recognized in the balance sheet are as follows:

Pension obligations (SEK M)	2004
Provisions for defined-benefit plans	1,609
Provisions for defined-contribution plans	68
Provisions for pensions, total	**1,677**
Assets regarding defined-contribution plans	–22
Pension obligations, net	**1,655**

There are no defined-benefit plans with surpluses within the Group. Partly funded or unfunded pension plans are reported as provision for pensions. Out of pension obligations for defined-benefit plans, SEK 382 M relates to post-retirement medical benefits.

Specification of pension obligations (SEK M)	2004
Present value of funded defined-benefit obligations	3,294
Fair value of plan assets	–2,243
Funded status	**1,051**
Present value of unfunded defined-benefit obligations	666
Unrecognized actuarial gains (losses), net	–111
Unrecognized past service cost	3
Provision for pensions, net	**1,609**

Specification of movements in provision for pensions (SEK M)	2004
Net provision on 31 December 2003	723
Adoption of RR 29, 1 January 2004	1,164
Net provision on 1 January 2004	**1,887**
Pension cost, defined-benefit plans	161
Contributions	–384
Effect from acquisitions/disposals, net	–1
Curtailments	–47
Currency translation differences	–7
Provision for pensions, net	**1,609**

Key actuarial assumptions (weighted average) [1]	1 Jan 2004	31 Dec 2004
Discount rate	5.6%	5.2%
Expected return on plan assets	7.1%	6.9%
Future salary increases	1.9%	2.1%
Future pension increases	1.2%	1.5%
Future medical-benefit increases	9.0%	8.0%
Expected inflation	2.4%	2.5%

[1] The actuarial assumptions have been used in calculating the defined-benefit pension obligations.

Pensions with Alecta

Commitments for old-age pensions and family pensions for salaried employees in Sweden are guaranteed in part through insurance with Alecta. According to statement URA 42 from the Swedish Financial Accounting Standards Council's Emerging Issues Taskforce, this is a defined-benefit plan that covers many employers. For the 2004 financial year the company has not had access to information making it possible to report this plan as a defined-benefit plan. Pension plans in accordance with ITP that are guaranteed through insurance with Alecta are therefore reported as defined-contribution plans. The year's contributions that are contracted to Alecta amount to SEK 9 M. Alecta's surplus may be distributed to the policy-holders and/or the persons insured. At the end of 2004 Alecta's surplus expressed as collective consolidation level amounted to 128.0 percent (119.9). Collective consolidation level consists of the market value of Alecta's assets as a percentage of its insurance commitments calculated according to Alecta's actuarial calculation assumptions, which do not comply with RR 29.

Note 18 Other provisions

	Group	
SEK M	**2004**	**2003**
Restructuring	586	935
Other	93	–
Total	**679**	**935**

Note 19 Long-term liabilities due for payment later than five years after the financial year-end

	Group	
SEK M	**2004**	**2003**
Liabilities to credit institutions	46	44
Other liabilities	–	1
Total	**46**	**45**

Note 20 Corporate credit line

Overdrafts granted to the Group totaled SEK 1,024 M (903), of which SEK 204 M (264) was utilized.

Note 21 Convertible debenture bonds

	Group	
SEK M	**2004**	**2003**
Incentive 2001	902	907
Incentive 2004	902	–
Total	**1,804**	**907**

Note 21 *cont.*

INCENTIVE 2001 has a variable interest rate equivalent to 0.9*EURIBOR + 54 basis points. Convertible debenture loans within INCENTIVE 2001 can be converted from October 2006. Full conversion at a conversion rate of EUR 15.80 for Bond 1, of EUR 19.00 for Bond 2, of EUR 22.10 for Bond 3 and of EUR 25.30 for Bond 4 will add 5,017,432 shares. The dilution effects with full conversion will amount to 1.4 percent of share capital and 0.9 percent of the total number of votes.

INCENTIVE 2004 has a variable interest rate equivalent to 0.9*EURIBOR + 47 basis points. Convertible debenture loans within INCENTIVE 2004 can be converted from March 2009. Full conversion at a conversion rate of EUR 10.20 for Bond 1, of EUR 12.20 for Bond 2, of EUR 14.30 for Bond 3 and of EUR 16.30 for Bond 4 will add 7,782,155 shares. The dilution effects with full conversion will amount to 2.1 percent of share capital and 1.4 percent of the total number of votes.

Full conversion of both programs will add a total of 12,799,587 shares and result in dilution effects amounting to 3.4 percent of share capital and 2.3 percent of the total number of votes. Each program has a total value of EUR 100 M.

Note 22 Accrued expenses and prepaid income

	Group		Parent company	
SEK M	**2004**	**2003**	**2004**	**2003**
Personnel-related expenses	964	747	29	13
Customer-related expenses	295	175	–	–
Interest expenses	58	87	–	–
Prepaid income	54	43	28	24
Other	718	810	7	7
Total	**2,089**	**1,862**	**64**	**44**

Note 23 Assets pledged

	Group	
SEK M	**2004**	**2003**
Relating to long-term liabilities to credit institutions:		
Real-estate mortgages	43	46
Chattel mortgages	0	0
Total	**43**	**46**

Note 24 Contingent liabilities

	Group		Parent company	
SEK M	**2004**	**2003**	**2004**	**2003**
Guarantees	119	120	118	109
Guarantees on behalf of subsidiaries	692	567	7,275	7,104
Other	6	9	–	–
Total	**817**	**696**	**7,393**	**7,213**

Note 25 Average number of employees by country and by gender

	Women		Men		Total	
Group	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
USA	1,880	1,919	4,389	4,505	6,269	6,424
Mexico	1,992	2,113	1,235	1,282	3,227	3,395
France	918	926	1,444	1,491	2,362	2,417
China	1,082	1,035	1,084	1,008	2,166	2,043
United Kingdom	780	813	927	946	1,707	1,759
Sweden	552	492	836	790	1,388	1,282
Germany	472	471	788	790	1,260	1,261
Finland	424	420	680	687	1,104	1,107
Australia	396	392	630	589	1,026	981
Romania	385	351	553	470	938	821
Spain	297	310	636	667	933	977
Czech Republic	475	460	376	362	851	822
South Africa	360	324	389	345	749	669
Norway	202	219	461	468	663	687
Netherlands	106	100	551	320	657	420
South America	141	156	508	546	649	702
Italy	242	253	278	285	520	538
New Zealand	165	145	328	362	493	507
Switzerland	198	122	250	184	448	306
Israel	104	67	265	273	369	340
Canada	64	60	292	256	356	316
Denmark	126	118	152	154	278	272
Belgium	69	64	132	117	201	181
Other countries	192	175	354	306	546	481
Total	**11,622**	**11,505**	**17,538**	**17,203**	**29,160**	**28,708**

Note 25 *cont.*

	Women		Men		Total	
	2004	2003	2004	2003	2004	2003
Parent company						
Sweden	20	23	23	20	43	43
Other countries	4	–	5	–	9	–
Total	**24**	**23**	**28**	**20**	**52**	**43**

Gender split in Company management

	Women		Men		Total	
	2004	2003	2004	2003	2004	2003
Group						
Board of Directors [1]	1	2	8	7	9	9
Executive Team	–	–	6	7	6	7
Total	**1**	**2**	**14**	**14**	**15**	**16**

[1] excluding Employee Representatives.

Note 26 Cash and cash equivalents

	Group		Parent company	
SEK M	**2004**	**2003**	**2004**	**2003**
Cash and bank balances	831	713	2	633
Short-term investments	186	167	2	19
Cash and cash equivalents	**1,017**	**880**	**4**	**652**

Short-term investments shown in the consolidated balance sheet at year-end were SEK 230 M (375), of which SEK 44 M (208) were either non-realizable receivables with a term to maturity of more than three months or investments in securities. These items are not classified as cash and cash equivalents and are not included in the above table.

Short-term investments shown in the Parent Company's balance sheet were SEK 2 M (19).

Note 27 Cash flow

	Group	
SEK M	**2004**	**2003**
ADJUSTMENTS FOR NON-CASH ITEMS		
Profit on sales of equipment	–18	–
Change in pension provisions	2	62
Adjustment for non-cash items	**–16**	**62**
PAID AND RECEIVED INTEREST		
Interest paid	–663	–697
Interest received	174	177
Paid and received interest	**–489**	**–520**
CHANGE IN WORKING CAPITAL		
Inventory increase/decrease (–/+)	–79	274
Accounts receivable increase/decrease (–/+)	–135	–120
Accounts payable increase/decrease (+/–)	95	–33
Other working capital increase/decrease (–/+)	71	47
Change in working capital	**–48**	**168**
NET CAPITAL EXPENDITURE		
Purchases of tangible fixed assets	–894	–952
Sales of tangible fixed assets	244	258
Net capital expenditure	**–650**	**–694**

Note 27 *cont.*

	Group	
SEK M	**2004**	**2003**
INVESTMENTS IN SUBSIDIARIES		
Acquired assets and liabilities according to acquisition analyses:		
Intangible fixed assets	–671	–1,106
Tangible fixed assets	–63	–156
Inventory	–135	–116
Accounts receivable	–101	–196
Other receivables	–8	–172
Long-term liabilities	91	96
Accounts payable	52	137
Other short-term liabilities	61	90
Less, acquired net debt	–30	169
Purchase price	**–804**	**–1,254**
Less, acquired cash and cash equivalents	43	23
Less, unpaid part of purchase price	–	198
Less/Plus, paid parts of purchase price relating to previous years	–143	–63
Investments in subsidiaries	**–904**	**–1,096**
INVESTMENTS IN ASSOCIATED COMPANIES		
Investments in associated companies	–	8
Investments in associated companies	**–**	**8**
OTHER INVESTMENTS		
Investments in other shares	–4	–31
Investments in / sales of other financial assets	–9	–14
Other investments	**–13**	**–45**

Note 28 Net debt

	Group	
SEK M	**2004**	**2003**
Cash and bank balances	–831	–713
Short-term interest-bearing investments	–230	–375
Long-term interest-bearing receivables	–31	–60
Long-term interest-bearing liabilities	6,029	8,894
Short-term interest-bearing liabilities	5,594	3,821
Pension provisions	1,677	723
Total	**12,208**	**12,290**

Proposed disposition **of earnings**

As shown in the consolidated balance sheet, the Group's unrestricted equity amounts to SEK 976 M (1,194). No transfer to the Group's restricted equity is required.

The following unappropriated earnings are available for disposition by the shareholders at the Annual General Meeting:

Net income for the year: SEK 3,869 M
Unappropriated earnings brought forward: SEK 2,014 M
Total: SEK 5,883 M

The Board of Directors and the President and CEO propose that a dividend of SEK 2.60 per share, a maximum total of SEK 951 M, be distributed to shareholders and that the remainder, SEK 4,932 M, be carried forward to the new financial year.

Stockholm, 16 February 2005

Georg Ehrnrooth
Chairman

Melker Schörling
Vice Chairman

Carl-Henric Svanberg
Vice Chairman

Bo Dankis
President and CEO

Carl Douglas

Gustaf Douglas

Per-Olof Eriksson

Lotta Lundén

Sven-Christer Nilsson

Seppo Liimatainen
Employee representative

Mats Persson
Employee representative

Our audit report was issued on 16 February 2005

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

Audit report

To the General Meeting of the shareholders of ASSA ABLOY AB
Corporate Organization number 556059-3575

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of ASSA ABLOY AB for the year 2004. The Board of Directors and the President are responsible for accounting and administration and for ensuring that the annual accounts and consolidated accounts comply with the Annual Accounts Act. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, judging the significant estimates made by the Board of Directors and the President in drawing up the annual accounts and the consolidated accounts, and evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the Company in order to be able to determine the liability, if any, to the Company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and give thereby a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The Directors' Report is consistent with the rest of the annual accounts and the consolidated accounts.

We recommend to the General Meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, 16 February 2005

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

Comments on 'Five years in summary'

2000

Continued good organic growth and benchmarking between the operational units produced further improvements in margins.

Yale Intruder Security, the lock division of Williams plc, was acquired during the year. A new share issue to provide part of the financing for the Yale Intruder Security acquisition was 99.9 percent subscribed and brought in SEK 1.5 billion. 19.8 million Series B shares were also issued as part payment to Williams plc. The American company HID Corporation, a world leader in the field of contactless cards and card readers using radio-frequency identification technology, was also acquired at the end of the year.

2001

Organic growth was held back by rationalization of the product range, mainly in acquired units. The reported operating margin was reduced by dilution from acquired units.

Nine companies in total were acquired during the year – including a majority stake in the US steel-door manufacturer UDP, plus Tesa in Spain, Phillips in Mexico and Interlock in New Zealand – which added strength in both geographical and product terms.

In 2001 ASSA ABLOY changed its financing, largely replacing the previous bank financing with capital-market-based long-term bonds and short-term financing. A convertible-based incentive program for the Group's employees was launched.

2002

The year saw continuing improvements and growth despite difficult market conditions. ASSA ABLOY's long-term efforts to reduce working capital and achieve cost-efficient investments produced a very strong cash flow. Operating cash flow after payment of tax amounted to SEK 3 billion, an increase of 67 percent over 2001. A more precise focus was directed towards Group-wide purchasing, with targets set for reducing the number of suppliers and exploiting Group synergies.

Besam, the world leader in automatic doors, was acquired during the year.

2003

Business was affected by weak demand in major markets in Europe and North America. Substantial negative exchange-rate effects due mainly to the weak US dollar reduced figures for both sales and income. The main acquisitions were in Europe in the Identification sector.

Following the appointment of Bo Dankis as the Group's new President and CEO, a new organization consisting of four divisions (EMEA, Americas, Asia Pacific and Global Technologies) was implemented. The Executive Team was reduced from 17 people to seven. A two-year action program entitled 'Leverage & Growth' was launched towards the end of the year. Restructuring costs linked to the action program amounted to SEK 1,320 M. The aims of the program are to realize Group synergies and strengthen sustained organic growth.

2004

Some recovery in demand on major markets contributed to a notable improvement in organic growth. Acquisitions contributed to business performance in the EMEA and Global Technologies divisions. Negative exchange-rate effects continued to decrease reported sales and earnings. The operating margin rose in response to better sales volumes and savings from the ongoing action program, while higher costs for important metals were neutralized by higher selling prices and changes in the purchasing structure. Operating cash flow was strong as usual.

During the year ASSA ABLOY refined the Group's strategy with the aims of strengthening organic growth in ASSA ABLOY's core business and in certain attractive and fast-growing markets and product segments, and of better exploiting the Group's size to generate significant savings, especially in production and purchasing.

File No. 82-34735

Five years in summary

(Amounts in SEK M unless stated otherwise)	2000 [1]	2001	2002	2003	2004
Sales and income					
Sales	14,394	22,510	25,397	24,080	25,526
Organic growth, %	5	3	2	0	5
Acquired growth, %	32	44	15	5	5
Operating income before depreciation and amortization (EBITDA)	2,705	4,020	4,545	4,249	4,642
Depreciation and amortization	985	1,721	1,907	1,856	1,872
Operating income before goodwill amortization (EBITA)	2,107	3,159	3,595	3,352	3,748
Operating income (EBIT)	1,720	2,133	2,638	1,073	2,770
Income before tax (EBT)	1,402	1,476	2,015	583	2,294
Net income	915	949	1,270	9	1,495
Cash flow					
Cash flow from operating activities	1,799	2,631	3,847	3,180	3,339
Cash flow from investing activities	–5,189	–7,112	–4,268	–1,827	–1,505
Cash flow from financing activities	4,609	4,259	568	–1,772	–1,734
Cash flow	1,219	–222	146	–419	100
Operating cash flow	1,756	2,338	3,525	3,265	3,439
Capital employed and financing					
Capital employed	19,779	27,861	26,701	22,984	22,683
– of which, goodwill	12,078	16,371	16,213	14,766	14,012
Net debt	8,560	15,534	13,989	12,290	12,208
Minority interests	560	481	331	16	27
Shareholders' equity	10,659	11,846	12,381	10,678	10,448
Data per share, SEK					
Earnings per share after tax and before conversion	2.76	2.99 [2]	3.53	3.30 [2]	4.09
Earnings per share after tax and full conversion (EPS)	2.73	2.98 [2]	3.53	3.31 [2]	4.05
Earnings per share after tax and full conversion excluding goodwill	3.88	5.39 [2]	6.13	5.89 [2]	6.66
Cash earnings per share after tax and full conversion (CEPS)	5.81	8.07 [2]	9.08	8.61 [2]	9.06
Shareholders' equity per share after full conversion	30.58	35.80	35.85	31.23	32.66
Dividend per share (for 2004, as proposed by the Board)	0.90	1.00	1.25	1.25	2.60
Price of Series B share at year-end	184.50	151.00	99.50	85.50	113.50
Key data					
Gross margin (EBITDA), %	18.8	17.9	17.9	17.6	18.2
Operating margin before goodwill amortization (EBITA), %	14.6	14.0	14.2	13.9	14.7
Operating margin (EBIT), %	12.0	10.2 [2]	10.4	9.9 [2]	10.9
Profit margin (EBT), %	9.7	7.3 [2]	7.9	7.9 [2]	9.0
Return on capital employed, %	13.7	9.7 [2]	9.9	9.6 [2]	11.8
Return on capital employed before goodwill amortization, %	16.7	13.3 [2]	13.4	13.3 [2]	16.0
Return on shareholders' equity, %	13.3	8.9 [2]	9.9	9.9 [2]	13.2
Equity ratio, %	43.1	35.6	38.2	35.9	35.6
Net debt / Equity ratio, times	0.80	1.31	1.13	1.15	1.17
Interest coverage ratio, times	5.5	3.5	3.9	4.7	5.7
Interest on convertible debenture loan after tax, SEK M	8.5	9.0	27.2	17.8	24.0
Number of shares, thousands	352,453	353,751	365,918	365,918	365,918
Number of shares after full conversion, thousands	356,712	361,730	370,935	370,935	378,717
Average number of employees	16,881	24,211	28,754	28,708	29,160

[1] Key data for 1999 and 2000 have been adjusted for changes in accounting principles.
[2] Excluding non-recurring items.

Quarterly information

File No. 82-34735

THE GROUP IN SUMMARY SEK M	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full year 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full year 2004
Sales	6,124	5,930	5,930	6,096	24,080	6,283	6,533	6,447	6,263	25,526
Organic growth[1]	0%	–2%	0%	2%	0%	3%	7%	6%	4%	5%
Gross income	**2,390**	**2,299**	**2,333**	**2,445**	**9,467**	**2,509**	**2,688**	**2,633**	**2,568**	**10,378**
Gross income / sales	39.0%	38.8%	39.3%	40.1%	39.3%	39.9%	40.8%	40.8%	41.0%	40.7%
Operating income before depreciation (EBITDA)	**1,078**	**993**	**1,044**	**1,135**	**4,249**	**1,120**	**1,168**	**1,196**	**1,158**	**4,642**
Gross margin (EBITDA)	17.6%	16.7%	17.6%	18.6%	17.6%	17.8%	17.9%	18.6%	18.5%	18.2%
Depreciation	–232	–223	–219	–223	–897	–230	–232	–220	–212	–894
Operating income before goodwill amortization (EBITA)	**846**	**770**	**824**	**912**	**3,352**	**890**	**936**	**976**	**946**	**3,748**
Operating margin before goodwill amortization (EBITA)	13.8%	13.0%	13.9%	15.0%	13.9%	14.2%	14.3%	15.1%	15.1%	14.7%
Goodwill amortization	–244	–237	–238	–240	–959	–243	–247	–245	–243	–978
Non-recurring items	–	–	–	–1,320	–1,320	–	–	–	–	–
Operating income (EBIT)	**602**	**533**	**586**	**–648**	**1,073**	**647**	**689**	**731**	**703**	**2,770**
Operating margin (EBIT)	9.8%	9.0%	9.9%	11.0%[3]	9.9%[3]	10.3%	10.6%	11.3%	11.2%	10.9%
Financial items	–135	–129	–120	–113	–497	–118	–121	–127	–118	–484
Income before tax (EBT)	**468**	**407**	**467**	**–758**	**583**	**530**	**571**	**605**	**588**	**2,294**
Profit margin (EBT)	7.6%	6.9%	7.9%	9.2%[3]	7.9%[3]	8.4%	8.7%	9.4%	9.4%	9.0%
Tax	–165	–143	–165	–83	–556	–183	–197	–208	–204	–792
Minority interests	–4	–7	–4	–4	–18	–2	–2	–2	–1	–7
Net income	**299**	**257**	**299**	**–845**	**9**	**345**	**372**	**395**	**383**	**1,495**

OPERATING CASH FLOW	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full year 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full year 2004
Operating income before goodwill amortization (EBITA)	846	770	824	912	3,352	890	936	976	946	3,748
Depreciation (excluding goodwill amortization)	232	223	219	223	897	230	232	220	212	894
Net operating capital expenditure	–157	–184	–163	–190	–694	–123	–166	–146	–215	–650
Change in working capital	–298	–83	291	258	168	–362	–187	135	366	–48
Paid and received interest	–88	–169	–107	–156	–520	–45	–144	–67	–233	–489
Non-cash items	29	21	–11	22	62	25	–19	–36	14	–16
Operating cash flow	**564**	**578**	**1,054**	**1,069**	**3,265**	**615**[2]	**652**[2]	**1,082**[2]	**1,090**[2]	**3,439**[2]
Operating cash flow / Income before tax	1.21	1.42	2.26	1.90[3]	1.72[3]	1.16	1.14	1.79	1.85	1.50

CHANGE IN NET DEBT	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full year 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full year 2004
Net debt at start of period	13,989	13,702	13,405	12,829	13,989	12,290	14,425	14,514	13,331	12,290
Operating cash flow	–564	–578	–1,054	–1,069	–3,265	–615	–652	–1,082	–1,090	–3,439
Restructuring payments	–	–	–	–	–	35	45	112	129	321
Tax paid	333	97	151	198	779	164	322	103	161	750
Acquisitions	106	39	675	535	1,355	830	23	–27	103	929
Dividend	–	457	–	–	457	–	457	–	–	457
Change to RR 29	–	–	–	–	–	1,108	–	–	56	1,164
Translation differences	–162	–312	–348	–203	–1,025	613	–106	–289	–482	–264
Net debt at end of period	**13,702**	**13,405**	**12,829**	**12,290**	**12,290**	**14,425**	**14,514**	**13,331**	**12,208**	**12,208**
Net debt / Equity ratio	1.10	1.12	1.09	1.15	1.15	1.37	1.40	1.26	1.17	1.17

[1] Organic growth relates to comparable units after adjusting for acquisitions and changes in exchange rates.
[2] Excluding restructuring payments.
[3] Excluding non-recurring items.

CAPITAL EMPLOYED AND FINANCING	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Capital employed	26,452	25,683	24,743	22,984	24,966	24,934	23,949	22,683
– of which, goodwill	15,755	15,137	14,910	14,766	15,432	15,210	14,699	14,012
Net debt	13,702	13,405	12,829	12,290	14,425	14,514	13,331	12,208
Minority interests	315	295	143	16	17	20	20	27
Shareholders' equity	12,435	11,983	11,772	10,678	10,523	10,400	10,598	10,448

DATA PER SHARE SEK	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full year 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full year 2004
Earnings per share after tax and before conversion	0.82	0.70	0.82	0.96[1]	3.30[1]	0.94	1.02	1.08	1.05	4.09
Earnings per share after tax and full conversion	0.82	0.71	0.81	0.97[1]	3.31[1]	0.94	1.01	1.07	1.03	4.05
Earnings per share after tax and full conversion excluding goodwill	1.48	1.34	1.46	1.61[1]	5.89[1]	1.60	1.67	1.71	1.68	6.66
Cash earnings per share after tax and full conversion	2.13	2.10	2.09	2.29[1]	8.61[1]	2.18	2.28	2.29	2.31	9.06
Shareholders' equity per share after full conversion	36.01	34.77	34.14	31.23	31.23	30.87	32.91	33.19	32.66	32.66

NUMBER OF SHARES	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004	Dec 2004
Number of shares before conversion, thousands[2]	365,918	365,918	365,918	365,918	365,918	365,918	365,918	365,918
Number of shares after full conversion, thousands[2]	370,935	370,935	370,935	370,935	370,935	371,449	373,889	375,103

[1] Excluding non-recurring items.
[2] Accumulated weighted average.

Definitions

Organic growth:
Change in sales for comparable units after adjustments for acquisitions and exchange-rate effects.

Gross margin (EBITDA):
Operating income before depreciation and amortization as a percentage of sales.

Operating margin before goodwill amortization (EBITA):
Operating income before goodwill amortization as a percentage of sales.

Operating margin (EBIT):
Operating income as a percentage of sales.

Profit margin (EBT):
Income before tax as a percentage of sales.

Operating cash flow:
See consolidated cash flow statement.

Net capital expenditure:
Investments in tangible fixed assets less disposals of tangible fixed assets.

Depreciation:
Depreciation/amortization of intangible and tangible fixed assets.

Net debt:
Interest-bearing liabilities less interest-bearing investments.

Capital employed:
Total assets less interest-bearing assets and non-interest-bearing liabilities including deferred tax liability.

Equity ratio:
Shareholders' equity including minority interests as a percentage of total assets.

Interest coverage ratio:
Income before tax plus net interest divided by net interest.

Return on shareholders' equity:
Net income plus interest expenses after tax for convertible debenture loans as a percentage of average shareholders' equity after full conversion.

Return on capital employed before goodwill amortization:
Income before tax plus net interest and goodwill amortization as a percentage of average capital employed.

Return on capital employed:
Income before tax plus net interest as a percentage of average capital employed.

Earnings per share after tax and full conversion:
Net income plus interest expenses after tax for convertible debenture loans divided by weighted average number of shares after full conversion.

Earnings per share after tax and full conversion excluding goodwill:
Net income excluding goodwill amortization plus interest expenses after tax for convertible debenture loans divided by weighted average number of shares after full conversion.

Cash earnings per share after tax and full conversion:
Net income plus interest expenses after tax for convertible debenture loans, plus depreciation and amortization, plus profit share from minority interests, less profit share from associated companies and adjustments for changes in deferred tax, divided by weighted average number of shares after full conversion.

Shareholders' equity per share after full conversion:
Shareholders' equity plus convertible debenture loans divided by numbers of shares after full conversion.

The ASSA ABLOY **share**

ASSA ABLOY AB has been listed on the Stockholm Stock Exchange since 8 November 1994. In October 1995, the share was moved to the A list. The share capital at year-end amounted to SEK 365,918,034, distributed among 19,175,323 Series A shares and 346,742,711 Series B shares. All shares have a par value of SEK 1.00 and provide the holders with equal rights to the Company's assets and earnings. Each Series A share carries 10 votes and each Series B share one vote. The trading lot is 200 shares.

Share price movement

The price of the ASSA ABLOY share rose by 33 percent in 2004. During the same period, the Stockholm Exchange All-Share index (SAX) rose by 18 percent. The share's closing price at year-end was SEK 113.50, corresponding to a market capitalization of SEK 41,532 M.

Trading

During the year a total of 594 million shares (713) were traded, which is an average of 2.3 million shares (2.9) per trading day and represents about 165 percent (203) of the issued shares.

Ownership structure

The number of shareholders at year-end was 30,191 (26,214). Investors outside Sweden account for 36 percent (49) of the capital.

Dividend and dividend policy

The Board of Directors and President propose that SEK 2.60 per share (1.25) – a maximum total amount of SEK 951 M – be paid as a dividend to shareholders for the 2004 financial year, corresponding to a direct return of 2.3 percent (1.5) on the Series B share. The aim is that, in the long term, the dividend should correspond to 33-50 percent of ASSA ABLOY's earnings after standard tax of 28 percent, but always taking into account ASSA ABLOY's long-term financial requirements.

SHARE PRICE MOVEMENT AND TRADING 1994–2004


SEK
200
180
160
140
120
100
80
60
40
20
5
100,000
80,000
60,000
40,000
20,000
95 96 97 98 99 00 01 02 03 04
B share
Afv General Index
Shares traded, 1000's (incl. off-floor trading)

DIVIDEND PER SHARE 1995-2004


SEK
3.0
2.5
2.0
1.5
1.0
0.5
0.0
95 96 97 98 99 00 01 02 03 04
Dividend per share, SEK

Data per share

SEK/share [1]	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Earnings after tax and full conversion	0.56	0.93	1.23	1.76	2.00 [3]	2.73	2.98 [2]	3.53	3.31 [2]	4.05
Dividend	0.22	0.30	0.43	0.60	0.74	0.90	1.00	1.25	1.25	2.60 [4]
Direct yield, % [5]	1.6	1.0	0.8	0.8	0.6	0.5	0.7	1.3	1.5	2.3
Dividend, % [6]	36.7	31.6	31.6	33.5	32.6	30.9	30.5	32.2	33.9	41.1
Share price at end of period	13.24	29.28	51.24	75.65	119.50	184.50	151.00	99.50	85.50	113.50
Highest share price	15.16	28.97	52.95	92.73	140.00	206.70	186.00	159.50	110.00	113.50
Lowest share price	5.23	12.38	28.69	48.07	73.21	110.50	94.50	76.50	67.00	84.00
Shareholders' equity	4.37	5.40	8.64	9.93	16.95 [3]	30.58 [3]	35.80	35.85	31.23	32.66
Number of shares (1000s) [7]	221,684	265,396	295,448	295,448	324,200	356,712	361,730	370,935	370,935	378,718

[1] Adjustment made for new issues.
[2] Excluding non-recurring items.
[3] Key data adjusted following change in accounting principle.
[4] Proposed dividend.
[5] Dividend as percentage of share price at end of period.
[6] Dividend as percentage of adjusted earnings in line with dividend policy.
[7] After full conversion.

Share capital

Year	Transaction	A shares	C shares	B shares	Share capital, SEK[1]
1989			20,000		2,000,000
1994	100:1 split			2,000,000	2,000,000
1994	Bonus issue				
1994	Non-cash issue	1,746,005	1,428,550	50,417,555	53,592,110
1996	New share issue	2,095,206	1,714,260	60,501,066	64,310,532
1996	Conversion of C shares into A shares	3,809,466		60,501,066	64,310,532
1997	New share issue	4,190,412		66,541,706	70,732,118
1998	Converted debentures	4,190,412		66,885,571	71,075,983
1999	Converted debentures before split	4,190,412		67,179,562	71,369,974
1999	Bonus issue				
1999	4:1 split	16,761,648		268,718,248	285,479,896
1999	New share issue	18,437,812		295,564,487	314,002,299
1999	Converted debentures after split and new issues	18,437,812		295,970,830	314,408,642
2000	Converted debentures	18,437,812		301,598,383	320,036,195
2000	New share issue	19,175,323		313,512,880	332,688,203
2000	Non-cash issue	19,175,323		333,277,912	352,453,235
2001	Converted debentures	19,175,323		334,576,089	353,751,412
2002	New share issue	19,175,323		344,576,089	363,751,412
2002	Converted debentures	19,175,323		346,742,711	365,918,034
	Number of shares after full conversion	19,175,323		359,542,298	378,717,621

[1] SEK 1 per share – number of shares at end of period.

ASSA ABLOY's 10 largest shareholders

Based on the share register at 31 December 2004.

Owner	A shares	B shares	Capital, %	Voting rights, %
Investment AB Latour	6,746,425	20,000,000	7.3	16.2
Säkl	7,118,818	2,000,000	2.5	13.6
Melker Schörling and companies	5,310,080	9,296,636	4.0	11.6
Robur unit trusts		19,485,973	5.3	3.6
Wärtsilä Corporation		17,270,350	4.7	3.2
SEB		11,114,000	3.0	2.1
AMF pension		10,680,600	2.9	2.0
Nordea unit trusts		9,891,738	2.7	1.8
The third National Swedish Pension fund		9,567,179	2.6	1.8
Alecta		8,402,200	2.3	1.6
Other shareholders		229,034,035	62.6	42.5
Total number	**19,175,323**	**346,742,711**	**100.0**	**100.0**

Source: SIS Ägarservice AB and VPC AB.

Ownership structure at 31 December 2004

Shareholding	No. of shareholders	Percent	No. of shares	Capital, %	Voting rights, %
1–1,000	24,563	81.4	7,508,540	2.1	1.4
1,001–5,000	4,105	13.6	9,462,600	2.6	1.8
5,001–20,000	907	3.0	9,256,964	2.5	1.7
20,001–50,000	237	0.8	7,634,909	2.1	1.4
50,001–500,000	267	0.9	41,679,781	11.4	7.7
500,000–	112	0.4	290,375,240	79.4	86.0
Total	**30,191**	**100.0**	**365,918,034**	**100.0**	**100.0**

Source: SIS Ägarservice AB.

Convertible debentures for personnel

The ASSA ABLOY Group has issued several convertible debentures to employees in the Group. The first debenture was issued in 1995 and about 400 employees participated in the issue. The debenture amounted to about SEK 75 M and ran from 29 June 1995 to 30 June 2000. The second debenture was issued in 1997. A total of 1,400 employees participated in this issue. This debenture amounted to SEK 250 M and ran from 8 December 1997 to 2 December 2002.

In 2001 a convertible debenture, Incentive 2001, was issued, based on four series of convertible bonds each with a value of EUR 25 M. The only difference between the series of bonds is the conversion price. On full conversion, at a conversion price for Series 1 of EUR 15.80, Series 2 of EUR 19.00, Series 3 of EUR 22.10 and Series 4 of EUR 25.30, an additional 5,017,432 shares would be created. The convertible bonds can be converted in October/November 2006.

In 2004 a further convertible debenture, Incentive 2004, was issued. Like Incentive 2001, this is based on four series of convertible bonds each with a value of EUR 25 M. The only difference between the series of bonds is the conversion price. On full conversion, at a conversion price for Series 1 of EUR 10.20, Series 2 of EUR 12.20, Series 3 of EUR 14.30 and Series 4 of EUR 16.30, an additional 7,782,155 shares would be created. The convertible bonds can be converted from March 2009.

Over 4,000 employees in more than 15 countries are participating in the two current Incentive programs, Incentive 2001 and Incentive 2004.

Financial analysts who follow ASSA ABLOY

Company	Name	Telephone number	E-mail
ABG Sundal Collier	Anders Jegers	+44 207 9055 631	anders.jegers@abgsc.com
Alfred Berg ABN AMRO	Henrik Fröjd	+46 8 572 358 33	henrik.frojd@alfredberg.se
CAI Cheuvreux	Sasu Ristimäki	+44 207 621 5173	sristimaki@caicheuvreux.com
Carnegie	Anders Idborg	+46 8 676 86 88	andidb@carnegie.se
Cazenove	Ilan Chaitowitz	+44 207 155 8207	ilan.chaitowitz@cazenove.com
CSFB	Patrick Marshall	+44 207 888 0289	patrick.marshall@csfb.com
Dresdner Kleinwort Wasserstein	Colin Grant	+44 207 475 9161	colin.grant@drkw.com
Enskilda Securities	Julian Beer	+46 8 522 296 52	julian.beer@enskilda.se
Goldman Sachs	James Moore	+44 207 774 1515	james.moore@gs.com
Hagströmer & Qviberg	Patric Lindqvist	+46 8 696 20 84	patric.lindqvist@hagqvi.com
Handelsbanken	Henrik Saläng	+46 8 701 12 51	hesa06@handelsbanken.se
JP Morgan	Nick Paton	+44 207 325 5044	nicholas.j.paton@jpmorgan.com
Kaupthing Bank Sverige AB	Peder Frölén	+46 8 791 47 86	peder.frolen@kaupthing.se
Lehman Brothers	Brian Hall	+44 207 102 4726	brhall@lehman.com
Merrill Lynch	Raymond Greaves	+44 207 996 4783	raymond_greaves@ml.com
Morgan Stanley	Daniel Cunliffe	+44 207 425 2057	daniel.cunliffe@morganstanley.com
Swedbank	Anders Bruzelius	+46 8 585 912 88	anders.bruzelius@swedbank.com
UBS	Anders Fagerlund	+46 8 453 73 30	anders.fagerlund@ubs.com
Öhman J:or Fondkommission AB	Johan Gahm	+46 8 402 52 68	johan.gahm@ohman.se

Information for shareholders

Annual General Meeting
The Annual General Meeting of ASSA ABLOY will be held in the Great Hall of the Royal Academy of Music, Nybrokajen 11, Stockholm at 15.30 on Wednesday 27 April 2005. Shareholders wishing to attend the Annual General Meeting should:
- be registered in the share register kept by VPC AB no later than Friday 15 April 2005;
- notify ASSA ABLOY AB of their intention to attend by 16.00 on Thursday 21 April 2005.

Registration in the share register
ASSA ABLOY's share register is kept by VPC. Only holdings registered by a shareholder are recorded under the shareholder's own name in the register. Shareholders with nominee-registered shares can attend the Annual General Meeting only if they register their holdings under their own names. Shares must be registered to the shareholder by Friday 15 April 2005 at the latest.

Notification of intention to attend
Shareholders must notify ASSA ABLOY of their intention to attend the Annual General Meeting no later than 16.00 on Thursday 21 April via:

- Website	www.assaabloy.com
- E-mail	bolagsstamma@assaabloy.com
- Post	ASSA ABLOY AB, 'Bolagsstämma', Box 70340, SE-107 23 Stockholm, Sweden
- Telephone	+46 8 506 485 00
- Fax	+46 8 506 485 85

The notification should state:
- Name
- Personal identity number or Corporate Organization number
- Address and daytime telephone number
- Number of shares held

Shareholders who are to be represented by a proxy should send a form of appointment with their notification. Those who represent corporate bodies should present a copy of their proof of registration or similar document confirming their due authority.

Nomination Committee
The duty of the Nomination Committee is, before each Annual General Meeting, to consider in advance the choice of Board members, the remuneration of the Board and associated matters. The Committee is appointed at the Annual General Meeting. The current members of the Nomination Committee before the 2005 Annual General Meeting are Gustaf Douglas (Chairman), Georg Ehrnrooth and Melker Schörling, plus two representatives of the major institutional shareholders, Marianne Nilsson of Robur and Staffan Grefbäck of Alecta.

Entitlement to dividend
Monday 2 May 2005 has been set as the qualification day for dividends. If the Annual General Meeting decides to follow the recommendation of the Board of Directors, dividends are expected to be distributed through VPC AB on Friday 6 May 2005.

Reports can be ordered from
ASSA ABLOY AB:

- Website	www.assaabloy.com
- Telephone	+46 8 506 485 00
- Fax	+46 8 506 485 85
- Post	ASSA ABLOY AB Box 70340 SE-107 23 Stockholm Sweden

Future financial reports
Interim reports:
First quarter: 27 April 2005
Second quarter: 17 August 2005
Third quarter: 8 November 2005

Fourth quarter and Year-end Report: February 2006

2005 Annual Report: March 2006

Board of Directors


Georg Ehrnrooth


Melker Schörling


Carl-Henric Svanberg


Bo Dankis


Carl Douglas


Gustaf Douglas

Georg Ehrnrooth
Chairman
Born 1940
Master of Science (Engineering)
Vice Chairman: Rautaruukki Oyj
Board member: Nokia Abp, Sampo Abp, Sandvik AB (publ) and Oy Karl Fazer Ab
Member of the ASSA ABLOY Board since 1994
Holdings through company: 251,680 Series B shares

Melker Schörling
Vice Chairman
Born 1947
Master of Business Administration
Board Chairman: Securitas AB, Hexagon AB, and Karlshamns AB
Board member: Hennes & Mauritz AB
Member of the ASSA ABLOY Board since 1994
Holdings privately and through company: 5,310,080 Series A shares and 9,296,836 Series B shares

Carl-Henric Svanberg
Vice Chairman
Born 1952
Master of Science, Bachelor of Economics
President and CEO of Telefonaktiebolaget LM Ericsson
President and CEO of ASSA ABLOY from 1994 to March 2003
Board member: Hexagon AB
Member of the ASSA ABLOY Board since 1994
Holdings through company: 3,912,991 Series B shares and Incentive 2001 convertibles corresponding to 60,000 Series B shares

Bo Dankis
President and CEO
Born 1954
Master of Science
President and CEO of the ASSA ABLOY Group since March 2003. Employed since 1997
Member of the ASSA ABLOY Board since March 2003
Holdings: 86,000 Series B shares, Incentive 2001 convertibles corresponding to 10,750 Series B shares and Incentive 2004 convertibles corresponding to 256,800 Series B shares

Carl Douglas
Born 1965
B.A.
Board member: Boxholms Skogar AB, Swegon AB, Securitas AB and Säkl AB
Member of the ASSA ABLOY Board since 2004
Holdings: 0

Gustaf Douglas
Born 1938
Bachelor of Economics
Principal owner of Investment AB Latour and Säkl
Board Chairman: Investment AB Latour, Boxholms Skogar AB and Säkl AB
Vice Chairman: Securitas AB
Board member: The Svenska Dagbladet Foundation and Moderata Samlingspartiet
Member of the ASSA ABLOY Board since 1994
Holdings through Investment AB Latour: 6,746,425 Series A shares and 21,462,421 Series B shares
Through Säkl AB: 7,118,818 Series A shares and 954,200 Series B shares


Per-Olof Eriksson


Lotta Lundén


Sven-Christer Nilsson


Seppo Liimatainen


Mats Persson


Joakim Järrebring


Per-Edvin Nyström

Per-Olof Eriksson
Born 1938
Master of Engineering, Doctor of Technology h.c.
Board Chairman: Callans Trä AB,Odlander, Fredriksson & Co. and Consolis Oy
Board member: Senea AB, SSAB Svenskt Stål AB, AB Volvo, Investmentbolaget Öresund and Elkem ASA. Member of the Royal Swedish Academy of Engineering Sciences
Member of the ASSA ABLOY Board since 1995
Holdings: 10,000 Series B shares

Lotta Lundén
Born 1957
Bachelor of Economics
Board member: J C, Bergendahlsgruppen, Exportrådet and Glitter. Partner in Konceptverkstan
Member of the ASSA ABLOY Board since 2003
Holdings: 0

Sven-Christer Nilsson
Born 1944
Bachelor of Science (Computer Science)
Partner in Startupfactory, a venture capital company
Board Chairman: The National Swedish Public Service Broadcasting Foundation and Xelerated, Inc. (USA)
Board member: TeliaSonera AB, CEVA, Inc. (USA) and Startupfactory B.V. (The Netherlands)
Member of the ASSA ABLOY Board since 2001
Holdings: 0

Seppo Liimatainen
Born 1950
Employee representative, Federation of Salaried Employees in Industry and Services
Member of the ASSA ABLOY Board since 2003
Holdings: 2,600 Series B shares and Incentive 2001 convertibles corresponding to 125 Series B shares

Mats Persson
Born 1955
Employee representative, Swedish Metal Workers Union
Member of the ASSA ABLOY Board since 1994
Holdings: 0

Deputy Members

Joakim Järrebring
Born 1976
Employee representative
Member of the ASSA ABLOY Board since 2003
Holdings: 0

Per-Edvin Nyström
Born 1955
Employee representative, Swedish Metal Workers Union
Member of the ASSA ABLOY Board since 1994
Holdings: 7,727 Series B shares, Incentive 2001 convertibles corresponding to 125 Series B shares and Incentive 2004 convertibles corresponding to 7,800 Series B shares

Auditor

PricewaterhouseCoopers AB
Auditor in charge
Anders Lundin
Born 1956
Authorized Public Accountant

Executive Team

Bo Dankis
Born 1954
Master of Science
President and Chief Executive Officer
Head of EMEA division
Employed since 1997
Holdings: 86,000 Series B shares, Incentive 2001 convertibles corresponding to 10,750 Series B shares and Incentive 2004 convertibles corresponding to 256,800 Series B shares

Göran Jansson
Born 1958
Graduate Diploma in Business Administration
Deputy CEO and Chief Financial Officer
Employed since 1997
Holdings: 230,000 Series B shares, Incentive 2001 convertibles corresponding to 60,000 Series B shares and Incentive 2004 convertibles corresponding to 171,000 Series B shares

Joseph J. Grillo
Born 1957
Bachelor of Finance and Economics
Executive Vice President of ASSA ABLOY
Head of Global Technologies division
Employed since 2001
Holdings: Incentive 2001 convertibles corresponding to 32,500 Series B shares and Incentive 2004 convertibles corresponding to 132,300 Series B shares

Thanasis Molokotos
Born 1958
Master of Science
Executive Vice President of ASSA ABLOY
Head of Americas division
Employed since 1996
Holdings: 25,000 Series B shares, Incentive 2001 convertibles corresponding to 55,000 Series B shares and Incentive 2004 convertibles corresponding to 31,100 Series B shares

Geoff Norcott
Born 1947
Bachelor of Engineering Hons. (Industrial), 1st class
Executive Vice President of ASSA ABLOY
Head of Asia Pacific division
Employed since August 2000
Holdings: Incentive 2001 convertibles corresponding to 60,000 Series B shares and Incentive 2004 convertibles corresponding to 101,200 Series B shares

Åke Sund
Born 1957
Graduate Diploma in Marketing
Executive Vice President of ASSA ABLOY
Head of Market and Business Development
Employed since the Group was formed
Holdings: 135,000 Series B shares, Incentive 2001 convertibles corresponding to 60,000 Series B shares and Incentive 2004 convertibles corresponding to 93,400 Series B shares


ASSA ABLOY

ASSA ABLOY's Executive Team: Geoff Norcott, Thanasis Molokotos, Åke Sund, Joseph J. Grillo, Göran Jansson and Bo Dankis.

File No. 82-34735

Production: n3prenör
English editing: Marcom International
Photographs: Ulf Huett, gettyimages and others
Printing: Ljungbergs tryckeri AB, Klippan, 2005

We are the world's largest lock Group and the only global player in our industry. We will draw benefit from our size to become true leaders in innovation, cost-efficiency and creating added value for our customers.

Bo Dankis
President and CEO

ASSA ABLOY

The World's Leading Lock Group

ASSA ABLOY AB (publ)
P.O. Box 70340, SE-107 23 Stockholm, Sweden · *Visiting address:* Klarabergsviadukten 90
Tel: +46 8 506 485 00 · Fax: +46 8 506 485 85
Corporate Organization no.: 556059-3575
www.assaabloy.com